Filed pursuant to Rule 424(b)(4)
Registration No. 333-147794

PROSPECTUS

18,000,000 American Depositary Shares

Gushan Environmental Energy Limited

Representing 36,000,000 Ordinary Shares

This is Gushan’s initial public offering. Gushan is selling 15,000,000 ADSs, and the selling shareholders are selling 3,000,000 ADSs. Each ADS represents two ordinary shares, par value HK$0.00001 per share.

Currently, no public market exists for the ADSs or our ordinary shares. The ADSs have been approved for listing on the New York Stock Exchange under the symbol “GU.”

Investing in the ADSs involves risks that are described in the “ Risk Factors” section beginning on page 9 of this prospectus.

	Per ADS	Total
Public offering price	$9.60	$172,800,000
Underwriting discount	$0.672	$12,096,000
Proceeds, before expenses, to Gushan	$8.928	$133,920,000
Proceeds, before expenses, to the selling shareholders	$8.928	$26,784,000

The underwriters may also purchase up to an additional 2,700,000 ADSs from the selling shareholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about December 24, 2007.

Merrill Lynch & Co.

CIBC World Markets	Piper Jaffray

The date of this prospectus is December 18, 2007

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone, including the selling shareholders, to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to offer and sell these securities. The information in this prospectus is only accurate as of the date of this prospectus.

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CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless the context otherwise requires, in this prospectus,

•

“we,” “us,” “our company, ” “Gushan” or “Gushan Environmental” refers to Gushan Environmental Energy Limited, a Cayman Islands company and its predecessor entities and consolidated subsidiaries, as the context requires;

•	“China” or the “PRC” refers to the People’s Republic of China, and, for the purposes of this prospectus, excludes Hong Kong, Macau, and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States;

•	“HK$” or “HKD” refers to the legal currency of Hong Kong;

•	“production capacity” for any given year is estimated based upon 300 annual working days;

•	“tons” refers to metric tons;

•	“diesel” refers to conventional, petroleum-based diesel fuel;

•	“vegetable oil offal” refers to both acidified and non-acidified vegetable oil offal;

•	“2005 Notes” refers to the HK$60.0 million 10% convertible notes that we issued in May 2005, all of which were converted into 18,570,000 of our ordinary shares in February 2006; and

•

“2006 Notes” refers to the US$25.0 million zero coupon convertible notes that we issued in February 2006 in an aggregate principal amount of US$25.0 million, of which US$20.0 million were converted into 10,409,555 of our ordinary shares in November 2007, and the remaining US$5.0 million will convert into 2,602,388 of our ordinary shares immediately prior to the completion of this offering.

We have sourced various biodiesel industry data used in this prospectus from Frost & Sullivan, a market research and consulting firm commissioned by us. We have assumed the correctness and truthfulness of such data, including projections and estimates, when we use them in this prospectus. You should read our cautionary statement in “Forward-Looking Statements” in this prospectus.

All share numbers reflect the 1:10,000 share split that became effective on November 9, 2007.

Unless otherwise indicated, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at US$1.00 = RMB 7.4928, the noon buying rate for U.S. dollars in effect on September 28, 2007 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. See “Exchange Rate Information.” All translations from Hong Kong dollars to U.S. dollars were made at the rate of HK$7.7689 = US$1.00, the noon buying rate reported by the Federal Reserve Bank of New York on September 28, 2007. We make no representation that any amounts in Renminbi, Hong Kong dollars or U.S. dollars could be or could have been converted into each other at any particular rate or at all.

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PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the ADSs being sold in this offering, and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Overview

We are the largest biodiesel producer in China as measured by annual production capacity in 2006, according to Frost & Sullivan, a market research and consulting firm. We believe we were one of the first commercial biodiesel producers in China when we commenced operations in 2001. We have experienced substantial growth in recent years. Our aggregate annual biodiesel production capacity increased from 40,000 tons in 2004 to 70,000 tons, 170,000 tons and 190,000 tons as of December 31, 2005 and 2006 and November 1, 2007, respectively. We target to increase our annual production capacity to 400,000 tons by the end of 2008. We produced and sold 36,045, 61,119 and 158,994 tons of biodiesel in 2004, 2005 and 2006, respectively, and 136,587 tons of biodiesel in the nine months ended September 30, 2007.

Our revenues and net income increased substantially during the same period. We generated revenues of RMB172.2 million, RMB360.8 million and RMB824.5 million (US$110.0 million) in 2004, 2005 and 2006, respectively, representing a compound annual growth rate, or CAGR, of 118.8%, and generated revenues of RMB736.4 million (US$98.3 million) for the nine months ended on September 30, 2007. We achieved net income of RMB74.2 million, RMB152.5 million and RMB332.8 million (US$44.4 million) in 2004, 2005 and 2006, respectively, representing a CAGR of 111.8%, and recorded net income of RMB250.1 million (US$33.4 million) for the nine months ended on September 30, 2007. We expect to incur non-cash interest expenses in the fourth quarter of 2007 in an aggregate amount of approximately RMB109.2 million in connection with the conversion of our 2006 Notes. As a result of these interest expenses, we expect our net income for 2007 to decrease compared to our net income for 2006.

We produce biodiesel and by-products of biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Biodiesel is a renewable, clean-burning and biodegradable fuel produced from a variety of feedstocks, such as vegetable oil, animal fat and recycled cooking oil. Biodiesel is used to fuel a wide range of diesel engines, typically after blending with diesel, including diesel engines found in trucks, mass transit vehicles, marine vessels and generators. The by-products of our biodiesel production have numerous commercial applications in the food, pharmaceutical and manufacturing industries.

We pursue technological innovations and improvements to our manufacturing methods and processes. We have obtained a patent in China for a biodiesel manufacturing method we invented and have six pending patent applications in China relating to methods of producing biodiesel and different types of by-products of biodiesel production. In addition, we have entered into technology cooperation agreements with research institutions in China to develop new techniques for the cultivation and processing of raw materials for biodiesel production. We believe our emphasis on technological innovations and production efficiency has contributed significantly to our leading position in the biodiesel industry in China.

We sell our products in China to direct users, including marine vessel operators, in addition to petroleum wholesalers and individual retail gas stations. Our solid reputation in the biodiesel industry in China, together with our established track record for consistently providing products in large quantities, have enabled us to expand our customer base by retaining existing customers and acquiring new customers.

We primarily use vegetable oil offal and used cooking oil to produce biodiesel. We acquire the raw materials supply for each of our production facilities primarily from local suppliers. Our ability to acquire significant quantities of raw materials and make prompt payments have enabled us to establish strong relationships with our suppliers. These relationships in turn have allowed us to leverage our purchasing power to secure raw materials on favorable pricing and delivery terms.

We currently operate three production facilities, located in Sichuan, Hebei and Fujian provinces in China. Our aggregate annual biodiesel production capacity has increased substantially from 10,000 tons in 2001 to 190,000 tons as of the date of this prospectus. We target to increase our annual biodiesel production capacity to 400,000 tons by the end of 2008 by constructing new production facilities in Beijing, Shanghai, Hunan and Chongqing, and expanding capacity in our existing facilities. The following map sets forth the locations of our existing and planned production facilities:

Market Opportunity

China’s rapid economic growth for the past three decades has been accompanied by a substantial increase in domestic energy consumption, which has been primarily supported by fossil fuels. Given the rapid growth of China’s diesel consumption as well as the environmental degradation caused by diesel consumption, demand in China for renewable, clean-burning and biodegradable alternatives to diesel, such as biodiesel, is expected to continue to grow in the foreseeable future.

PRC law and government policies encourage the development and utilization of renewable sources of energy and petroleum substitutes. Pursuant to the Renewable Energy Medium and Long Term Development Plan issued by the National Development and Reform Commission in August 2007, or the Medium and Long Term Development Plan, the consumption volume of biodiesel in China is estimated to reach two million tons by 2020, and the proportion of renewable energy consumption is expected to reach approximately 15.0% of China’s total energy consumption by 2020, from approximately 7.5% in 2005. We have benefited and expect to continue to benefit from the increase in demand for, and consumption of, biodiesel in China.

Our Strengths

We believe that our competitive market position is attributable to the following strengths:

•	Largest biodiesel producer in China, as measured by annual production capacity, with early-mover advantage;

•	Efficient proprietary production technology;

•	Reliable supplier network for low cost raw materials;

•	Rigorous quality control standards;

•	Strong execution capabilities; and

•	Experienced management and operations teams with local market knowledge.

Our Strategies

Our goal is to strengthen our position as the leading producer of biodiesel in China. We intend to achieve this goal by pursuing the following strategies:

•	Increasing our production capacity and expanding strategically to additional locations in China;

•	Strengthening our relationships with key customers and diversifying our customer base;

•	Focusing on production efficiency and product development; and

•	Enhancing marketing efforts.

Our Risks and Challenges

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties, including the following:

•	We may be unable to manage our planned expansion effectively;

•	The selling price of biodiesel depends on the price and supply of diesel and other fuel sources;

•	We depend on our relationships with a limited number of third-party raw materials suppliers;

•	Our operations are materially affected by the cost and availability of raw materials in the regions in which we operate production facilities;

•	There is no established market for biodiesel in China;

•	We derive a significant portion of our revenues from a small number of customers;

•	We face competition from existing and new competitors as well as competing technologies and other renewable clean energy sources;

•	Natural or man-made disasters or technological upgrades may result in interruption or suspension of our operations and may materially and adversely affect our results of operations; and

•	We may not be able to adequately protect our intellectual property rights or may be subject to infringement claims.

See “Risk Factors” for a detailed description of these and other risks and uncertainties that we face.

Corporate History and Structure

Our predecessor company, Sichuan Gushan Vegetable Fat Chemistry Co., Ltd., or Sichuan Gushan, was established in China on June 14, 2001. In April 2005, the shareholders of Sichuan Gushan contributed their equity interests in Sichuan Gushan to Carling Technology Limited, or Carling Technology, a company incorporated on January 5, 2005 in the British Virgin Islands. Since 2005, Carling Technology has become the ultimate holding company of four additional subsidiaries in China, three of which were established by us and one of which was acquired by us. In anticipation of a public offering, we incorporated Gushan Environmental Energy Limited in the Cayman Islands as our listing vehicle and our holding company. Through a series of transactions, Gushan Environmental Energy Limited became a holding company of Carling Technology in September 2007.

We currently conduct our operations primarily through the following subsidiaries in China:

•	Sichuan Gushan, a wholly foreign-owned enterprise established in China on June 14, 2001;

•	Fujian Gushan Bio-diesel Energy Co., Ltd., a wholly foreign-owned enterprise established in China on May 13, 2005, or Fujian Gushan; and

•

Handan Gushan Bio-sources Energy Co., Ltd., formerly known as Feixiang Gushan Vegetable Fat Chemistry Co., Ltd., a Sino-foreign joint venture established in China on May 15, 2003, or Handan Gushan, which we acquired on June 1, 2005.

We have established, and plan to conduct our operations in Beijing and Shanghai through, the following subsidiaries in China:

•	Shanghai Gushan Bio-sources Energy Co. Ltd., a wholly foreign owned enterprise established in China on December 18, 2006, or Shanghai Gushan; and

•	Beijing Gushan Bioenergy Company Limited, a wholly foreign-owned enterprise established in China on August 17, 2006, or Beijing Gushan.

See “Corporate Structure” for further information.

Corporate Information

Our principal executive offices are located at No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City, Fujian Province, People’s Republic of China. Our telephone number at this address is (86 591) 8385–9133 and our fax number is (86 591) 8385–9105. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our telephone number at this address is (345) 945-3901.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.ChinaGushan.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York, 10011.

THE OFFERING

ADSs offered:

By Gushan	15,000,000 ADSs

By the selling shareholders	3,000,000 ADSs

ADSs outstanding immediately after this offering	18,000,000 ADSs

Ordinary shares outstanding immediately after this offering	166,831,943 ordinary shares

The ADSs	Each ADS represents two ordinary shares, par value HK$0.00001 per share.

•	The depositary will hold the shares underlying your ADSs. You will have rights as provided in the deposit agreement.

•

If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

•	You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

•	We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 1,440,000 ADSs to certain directors, officers, employees and associates of our company through a directed share program.

Depositary	The Bank of New York

Use of proceeds

We estimate that our net proceeds from this offering will be approximately US$131.2 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use these net proceeds to expand our production capacity and research and development efforts, and for other general corporate purposes.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Proposed New York Stock Exchange symbol	GU

Unless otherwise indicated, all information in this prospectus:

•	assumes the automatic conversion of the remaining outstanding US$5.0 million 2006 Notes into an aggregate of 2,602,388 ordinary shares immediately prior to the completion of this offering;

•	assumes the underwriters’ over-allotment option is not exercised;

•	does not include 1,094,656 ordinary shares issuable upon the exercise of outstanding stock options as of the date of this prospectus; and

•	does not include 13,683,194 ordinary shares reserved for future grants under our share option plan as further described in the section titled “Management—Share Option Plan”.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statement of income data and other consolidated financial data (other than ADS, pro forma and U.S. dollar data) for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data (other than U.S. dollar data) as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statement of income data and other consolidated financial data (other than ADS, pro forma and U.S. dollar data) for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data (other than U.S. dollar data) as of September 30, 2007 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. You should read the following information in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have prepared our audited consolidated financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our unaudited financial statements have been prepared on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our unaudited results for the nine months ended September 30, 2007 may not be indicative of our results for the full year ending December 31, 2007. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,				Nine months ended September 30,
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues	172,239	360,805	824,482	110,037	643,922	736,424	98,284
Gross profit	88,853	180,944	377,740	50,414	308,896	320,823	42,818
Income from operations	87,008	168,590	333,086	44,454	284,271	283,544	37,842
Income before income tax expense	87,261	166,781	337,196	45,003	288,083	286,456	38,231
Income tax expense	(13,093)	(14,255)	(4,392)	(586)	(3,729)	(36,374)	(4,855)
Net income	74,168	152,526	332,804	44,417	284,354	250,082	33,376
Net income per share—basic(1)	0.74	1.48	2.75	0.37	2.37	2.02	0.27
Net income per share—diluted(1)	0.74	1.35	2.49	0.33	2.14	1.82	0.24

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
Other Consolidated Financial Data:
Gross profit margin(2)	51.6%	50.2%	45.8%	48.0%	43.6%
Operating profit margin(2)	50.5%	46.7%	40.4%	44.1%	38.5%
Net profit margin(2)	43.1%	42.3%	40.4%	44.2%	34.0%
Pro forma net income per share—basic(3) (in RMB)	—	—	1.18	0.82	0.70
Net income per ADS (in RMB)	1.48	2.96	5.50	4.74	4.04
Pro forma net income per ADS(3) (in RMB)	—	—	2.36	1.64	1.40
Effect of tax holiday on net income per share—basic(4) (in RMB)	—	0.43	0.73	0.59	0.44
Effect of tax holiday on net income per share—diluted(4) (in RMB)	—	0.38	0.65	0.53	0.40
Dividends paid(5) (in RMB)	33,335	46,996	—	—	—

(1)	We were incorporated on May 16, 2006 and as part of a series of reorganization activities, became the holding company of our subsidiaries on September 20, 2007. Our financial results, including the determination of earnings per share, are presented as though the reorganization and share split were completed at the beginning of the earliest period presented, or January 1, 2002.
(2)	Gross profit margin, operating profit margin and net profit margin represent gross profit, operating profit and net income, respectively, divided by revenues.
(3)	Pro forma net income per share for the year ended December 31, 2006, and the nine months ended September 30, 2006 and 2007 assumes the conversion of the 2006 Notes into our ordinary shares as of February 23, 2006, February 23, 2006 and January 1, 2007, respectively.
(4)	Our PRC subsidiaries enjoy tax holidays provided by local and national PRC tax authorities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” If our PRC subsidiaries had not enjoyed these tax holidays, they would have had higher enterprise income tax rates.
(5)	Dividends paid during the years ended December 31, 2004 and 2005 were made by Sichuan Gushan, our predecessor, to our equity holders before we established our offshore holding company structure.

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
Selected Operating Data:
Volume of biodiesel (in tons)	36,045	61,119	158,994	123,650	136,587
Average selling price of biodiesel (in RMB per ton)	3,472	3,667	4,393	4,364	4,458
Volume of by-products(1) (in tons)	5,957	19,632	21,479	17,008	16,818
Average selling price of by-products(1) (in RMB per ton)	7,903	6,962	5,868	6,133	7,581

(1)	By-products are comprised of glycerine, stearic acid, erucic acid, erucic amide, plant asphalt and refined glycerine.

	As of December 31,			As of September 30, 2007
	2005	2006	2006
	RMB	RMB	US$	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	12,239	275,142	36,721	400,478	53,448
Accounts receivable	19,850	24,780	3,307	34,689	4,630
Inventories	6,734	38,784	5,176	27,306	3,644
Property, plant and equipment, net	263,369	498,085	66,475	633,042	84,487
Total assets	312,388	879,118	117,328	1,221,979	163,087
Secured short-term bank loans	5,000	—	—	—	—
Convertible notes	66,247	41,043	5,478	69,866	9,324
Total shareholders’ equity	216,459	798,121	106,518	1,058,235	141,234
Total liabilities and shareholders’ equity	312,388	879,118	117,328	1,221,979	163,087

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Our Industry

We may not be able to effectively manage our planned expansion, the failure of which could materially and adversely affect our business, results of operations and financial condition.

The further expansion of our business and production capacity is one of our key growth strategies. We intend to expand our annual production capacity to 400,000 tons by the end of 2008 from our current capacity of 190,000 tons, and also plan to expand into new geographic markets in China.

Our planned expansion requires us to identify suitable locations that will enable us to secure raw materials at competitive prices and that host a sufficiently large local customer base to support the expanded production. Even if we successfully identify suitable locations, we may be unable to expand our business into these new locations if potential competitors enter the market before us. In addition, we may not have the necessary management or financial resources to oversee the successful and timely construction of new production facilities or expansion of existing facilities. Our expansion plans could also be affected by construction delays, cost overruns, failures or delays in obtaining government approvals of necessary permits and our inability to secure the necessary production equipment. For example, we have experienced delays in connection with our planned production facility in Beijing, which we currently target to commence commercial production in the first quarter of 2008.

Furthermore, to effectively manage our planned expansion we must improve our operational and financial systems and procedures and system of internal control. Our rapid growth has strained our resources and made it difficult to maintain and update our internal procedures and controls as necessary to meet the expansion of our overall business. We must expand, train and manage our employee base, and successfully establish new subsidiaries for the new or expanded facilities. We must also continue to maintain and expand our relationships with our customers, suppliers and other third parties.

We cannot assure you that we will be able to effectively manage our planned expansion or achieve our expansion plans at all. If we are unable to do so, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures, any of which could materially and adversely affect our business, results of operations and financial condition.

A decline in the price of diesel or other fuel sources or an increase in their supply could constrain the selling price of our biodiesel and materially and adversely affect our business, results of operations and financial condition.

Our biodiesel prices are influenced by market prices for diesel, the pricing of which is affected by global and domestic market prices for crude oil. As a result, any decline in the price of diesel may adversely affect our business, results of operations and financial condition. The PRC government also publishes “guidance prices” with respect to diesel. These guidance prices typically establish a range for retail prices for diesel that are generally followed by industry participants. As biodiesel prices are affected by the price of diesel, the PRC government’s prevailing guidance prices typically limit the price range for our biodiesel.

Demand for and prices of biodiesel in China have also been influenced in recent years by increases in energy consumption and rising prices of crude oil and natural gas accompanying the growth of the PRC economy. However, demand for biodiesel may not continue to grow at current levels, or at all, and demand for biodiesel in China could decline. In addition, the price of fuel remains the principal factor that determines how consumers make their energy purchasing decisions. If increased supply of other energy sources matches or exceeds the demand for fuel products, or other fuels become more affordable than biodiesel, demand for our biodiesel may decline and our business, results of operations and financial condition may be adversely affected.

Our dependence on a limited number of third-party raw materials suppliers could adversely impact our production or increase our costs, which could harm our reputation or materially and adversely affect our business, results of operations and financial condition.

We purchase our raw materials, including vegetable oil offal, used cooking oil and methanol, from a limited number of third-party suppliers, including waste management companies and vegetable oil producers. Our five largest suppliers accounted for approximately 60.3% and 54.7% of our cost of revenues in 2006 and for the nine months ended September 30, 2007, respectively, and we conduct business with some of these suppliers under contracts with durations of one year or less or through purchase orders. We have also entered into long-term supply contracts of approximately three years in duration with certain of our suppliers. The failure of a supplier to supply raw materials satisfying our quality, quantity and cost requirements in a timely manner could impair our ability to produce our products or could increase our costs. If we fail to maintain our relationships with major raw materials suppliers or fail to develop new relationships with other raw materials suppliers, we may be unable to produce our products, or we may only be able to produce our products at a higher cost or after lengthy delays.

If our suppliers identify alternative sales channels, such as to chemical plants or distributors, they may choose to sell to other buyers or raise their prices. As a result, we may be compelled to pay higher prices to secure our raw material supply, which could adversely affect our business, results of operations and financial condition. Since 2004, the prices we have paid for raw materials have steadily increased, and the market price for used cooking oil also has risen significantly in the recent past.

Our operations are materially affected by the cost and availability of raw materials in the regions in which we operate production facilities.

The principal raw materials we use in the production of biodiesel include vegetable oil offal, used cooking oil and methanol. An event that reduces the supply of our raw materials could reduce our production volumes, increase our manufacturing costs, or both, either of which may adversely affect our business, results of operation and financial condition. Vegetable oil offal is a waste by-product of vegetable oil production, and the availability of vegetable oil offal depends on production levels of vegetable oil. Production levels of vegetable oil are affected by factors beyond our control, such as poor harvests of plant crops. Used cooking oil is the used oil left over from food processing, mostly by restaurants and food producers. Therefore, any fluctuations in cooking oil consumption in the food industry in China will affect the supply of used cooking oil. If cooking oil consumption in China decreases, the supply of used cooking oil for our production would be adversely affected. Natural gas is the principal feedstock for methanol production, and our operations depend in large part on the availability, security of supply and price of natural gas. If our suppliers are unable to obtain continued access to sufficient natural gas or if they experience significant interruptions in their supply of natural gas, our biodiesel production would be adversely affected.

Our overall operating performance is affected by the mix of raw materials we use as well as the product mix of our biodiesel and by-products, which command different profit margins. We source our raw materials from local used cooking oil disposal companies and vegetable oil manufacturers. Because the long-distance transport of used cooking oil and vegetable oil offal is not economical, we have limited control over the mix of raw materials we can supply to each of our facilities. In addition, the composition of our raw materials is determined by the geographical regions in which we operate, which may affect our profit margins. For example, rapeseed is a raw material essential for producing erucic acid, a by-product of biodiesel production which generates a higher profit margin than biodiesel. While the relative rapeseed content of the raw materials we use has no effect on biodiesel production, vegetable oil offal and used cooking oil containing rapeseed are only available in a few regions in China, such as Sichuan. As we expand our facilities into other regions of China, we may be unable to purchase vegetable oil offal or used cooking oil which contain rapeseed to enable us to produce erucic acid in these new production facilities. Moreover, as our by-products are produced from our biodiesel operations, we have relatively little control over the proportion of by-products that are produced in relation to our biodiesel. Further, other than selecting the regions in which we locate our facilities, we have limited ability to change our product mix to concentrate on products with higher profit margins. In addition, given that by-products command a higher profit margin than biodiesel in some regions while the opposite may be true in other regions, our ability to maximize profits through control of our product mix is further constrained.

The biodiesel industry faces a number of challenges, and there is no established market for biodiesel in China where biodiesel is considered a principal source of energy for any purpose.

Biodiesel has only recently been produced for commercial applications in China, and the market for biodiesel products is currently confined to specific regions and is relatively small at the national level. There is no established market in China where biodiesel is considered a principal source of energy for vehicles operating on diesel or for any other purpose. We cannot assure you that biodiesel will be accepted or will reach a broader consumer base in China. Our future prospects and operational results will be adversely affected if biodiesel and the biodiesel industry in China fail to develop.

The global biodiesel industry is also at an early stage of development and acceptance as compared to other, more established energy industries, and has experienced significant growth only recently. Demand for biodiesel may not grow as rapidly as expected or at all. Biodiesel and the global biodiesel industry also face a number of obstacles and drawbacks, including:

•	potentially increased nitrogen oxide (NOx) emissions as compared with diesel in most formulations;

•	gelling at lower temperatures than diesel, which can require the use of low percentage biodiesel blends in colder climates or the use of heated fuel tanks;

•	potential water contamination that can complicate handling and long-term storage;

•	reluctance on the part of some auto manufacturers and industry groups to endorse biodiesel and their recommending against the use of biodiesel or high percentage biodiesel blends;

•	potentially reduced fuel economy due to the lower energy content of biodiesel as compared with diesel; and

•	potentially impaired growth due to a lack of infrastructure such as dedicated rail tanker cars and truck fleets, sufficient storage facilities, and refining and blending facilities.

The success of our expansion plans depends on growth in domestic demand for biodiesel, and we may face overcapacity if the biodiesel market in China does not develop as expected. The expenditures we will incur to expand our facilities and increase our capacity therefore may not result in increased revenues. Our results of operations would be materially and adversely affected were this to occur.

We derive a significant portion of our revenues from a small number of customers and a loss of any of our major customers may cause significant declines in our revenues.

We derive a significant portion of our revenues from a small number of customers, and we may be unable to maintain and expand our current customer relationships. For 2004, 2005, 2006 and the nine months ended September 30, 2007, our five largest customers represented approximately 49.5%, 28.9%, 37.1% and

25.2% of our total revenues, respectively, while our largest customer represented approximately 14.7%, 9.1%, 14.4% and 8.6% of our total revenues, respectively. We expect we will continue to depend on a relatively small number of customers for a significant portion of our sales volume and revenues. If we lose any of our major customers for any reason, including, for example, if our reputation declines, a customer materially reduces its orders from us, our relationship with one or more of our major customers deteriorates, or a major customer becomes insolvent or otherwise unable to pay for our products, our business and results of operations may be materially and adversely affected.

We face significant competition, and if we do not compete successfully against existing and new competitors as well as competing technologies and other clean energy sources, we may lose our market share and our profitability may be materially and adversely affected.

Existing and future domestic competitors, who may have a greater presence in other regions through government support or enjoy greater popularity among local consumers, may be able to secure a significant market share in regions where we currently do not have operations. We are only active in a limited number of regions in China, including Mianyang in Sichuan province, Fuzhou in Fujian province and Handan in Hebei province. In addition, our potential competitors might be able to secure raw materials at a lower cost than we can and could therefore threaten our competitive position, which could significantly impact our profitability and future prospects. Our domestic competitors include China Biodiesel International Holdings, China Clean Energy Inc., East River Energy Resources, SINOPEC, CNOOC, and PetroChina, most of which have greater resources, brand recognition and access to more extensive distribution channels than us. Moreover, some of our competitors have the ability to manage their risk through diversification, whereas we lack diversification in both the geographic scope and the nature of our business. As a result, we could be potentially impacted more by factors affecting the biodiesel industry or the regions in which we operate than we would if our business were more diversified.

We also face potential competition from foreign producers of biodiesel, which may have greater financial and research and development resources. Biodiesel is a relatively new product that was initially introduced outside China, and the technology for producing biodiesel may be more advanced in countries other than China. If foreign competitors, or domestic competitors relying on alliances with or support from foreign producers, enter the PRC biodiesel market, they may develop biodiesel that is more economically viable, which would adversely affect our ability to compete and our results of operations.

In addition, new technologies may be developed or implemented for alternative energy sources and products that use such energy sources. Advances in the development of fuels other than biodiesel or diesel, or the development of products that use energy sources other than diesel, such as gasoline hybrid vehicles and plug-in electric vehicles, could significantly reduce demand for biodiesel and thus affect our sales. Biodiesel also faces competition from fuel additives that help diesel burn cleaner and therefore reduce the comparative environmental benefits of biodiesel in relation to diesel.

Other clean energy sources such as ethanol, liquefied petroleum gas, hydrogen and electricity from clean sources may be more cost-effective to produce, store, distribute or use, more environmentally friendly, or otherwise more successfully developed for commercial production in China than our products. These other energy sources may also receive greater government support than our products in the form of subsidies, incentives or minimum use requirements. As a result, demand for our products may decline and our business model may no longer be viable and our results of operations and financial condition may be materially adversely affected.

Any increase in competition arising from an increase in the number or size of competitors or from competing technologies or other clean energy sources may result in price reductions, reduced gross profit margins, loss of our market share and departure of key management, any of which could adversely affect our financial condition and profitability.

Natural or man-made disasters or technological upgrades may result in interruption or suspension of our operations and may materially and adversely affect our results of operations.

Our operations may be subject to significant interruption or prolonged suspension if any of our facilities experiences a major accident or is damaged by natural disasters, severe weather or unexpected or catastrophic events (such as typhoons, earthquakes, fires, floods, epidemics such as severe acute respiratory syndrome or avian flu or other similar events) or interruptions in the operations of our plants caused by such events. Our operations may also be subject to significant interruption or prolonged suspension due to technological upgrades of our production processes. For example, in July 2006, we suspended production at our Sichuan and Hebei plants for approximately one month and two months, respectively, in order to perform technological equipment upgrades, which resulted in decreased capacity utilizations of 10% and 14% in 2006 as compared to 2005 for these plants, respectively. In addition, in October 2007, we suspended production for two weeks at our Fujian plant to carry out maintenance operations and for two weeks at our Sichuan plant to complete an expansion of our production capacity. When we perform further technological upgrades at any of our plants, we may have to suspend our operations and our results of operations may be materially adversely affected.

In addition, our operations may be subject to man-made disasters, such as local protests, activism and labor disruptions. For example, in August 2007, we experienced local protests at our Fujian plant and our operations at the plant were disrupted for several hours. For more details, see “—Failure to comply with environmental regulations could harm our business.” Further, unscheduled downtime, other operational hazards inherent in our industry, such as equipment failures, explosions, release of toxic chemicals such as methanol, abnormal pressures, blowouts, pipeline ruptures, transportation accidents, power outages or shortages or other events outside of our control, may result in the prolonged suspension of our operations. Some of these events may also cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in the imposition of civil or criminal penalties. Our insurance may not be adequate to fully cover the potential events described above and we may not be able to renew this insurance on commercially reasonable terms or at all.

Our future performance depends on the continued service of our senior management and our ability to attract, train and retain skilled personnel.

Our future success depends on the continued service of our key management and technical staff, in particular our founder, Mr. Jianqiu Yu, and our chief technology officer, Mr. Deyu Chen. Mr. Yu, our founder, plays a key role in the formation of our business strategy and has extensive knowledge of the local markets in which we operate. In addition, Mr. Yu is instrumental in formulating our strategies for entering new markets. Mr. Chen was instrumental in the development of our proprietary manufacturing process and continues to play a key role in our technological development. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily, our future growth may be constrained and our business may be disrupted and our financial condition and results of operation may be materially adversely affected. While we have non-competition agreements with most members of our senior management, we may be unable to continue to retain their services and there can be no assurance that they will not compete against us.

Our success also depends upon the continued service of our skilled personnel and on our ability to continue to attract, retain and motivate such personnel. There is intense competition to recruit technically competent personnel with expertise in the biodiesel industry and we have periodically experienced difficulties in recruiting suitable personnel. We may also need to offer better compensation and other benefits in order to attract and retain these personnel in the future, and we cannot assure you that we will have the resources to achieve our staffing needs. Due to the skills involved in operating some of our equipment, skilled production workers are not easily replaceable, and considerable training is required for new hires. These difficulties could limit our output capacity or reduce our operating efficiency and product quality, which could reduce our profitability and limit our ability to grow.

We may not be able to adequately protect our intellectual property rights or may be subject to infringement claims.

We rely on a combination of patents, trademarks, domain names and contractual rights to protect our intellectual property. We cannot assure you that the measures we take to protect our intellectual property rights will be sufficient to prevent any misappropriation of our intellectual property, or that our competitors will not independently develop alternative technologies that are equivalent or superior to technologies based on our intellectual property. We have one registered patent in China, with a validity period of 20 years from August 2, 2002. We cannot assure you that the patent registration will not be revoked or challenged during its 20-year validity period. The legal regime governing intellectual property in China is still evolving and the level of protection of intellectual property rights in China may not be as effective as those in other jurisdictions. In the event that the steps we have taken and the protection afforded by law do not adequately safeguard our proprietary technology, we could suffer losses due to the sales of competing products that exploit our intellectual property, and our profitability would be adversely affected. Furthermore, we may incur additional overhead costs in any intellectual property claims we initiate, which will impact our operating results.

Many international biodiesel producers and other domestic biodiesel producers in China may have also patented certain technologies in the production of their biodiesel products. To the best of our knowledge, our patented process does not infringe any third party’s intellectual property rights. However, intellectual property rights are complex and there exists the risk that our process may infringe, or be alleged to infringe, another party’s intellectual property rights. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or manufacturing processes or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies.

It is difficult to evaluate our results of operations and future prospects due to our limited operating history and the rapidly evolving biodiesel market in China.

We began our business in 2001 and commenced commercial operations at our production facilities in Mianyang, Sichuan province in December 2001. We commenced operations at our facilities in Hebei and Fujian in January 2004 and February 2006, respectively. Accordingly, we have a limited operating history from which you can evaluate our business and future prospects. Moreover, with the rapid growth of the biodiesel industry in China, we have experienced a high growth rate since our inception. As such, our historical operating results may not provide a meaningful basis for evaluating our business, results of operations and financial condition. We may be unable to expand our production capacity in future periods and our business model at higher volumes is unproven. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. In addition, our business and prospects should be considered in light of the risks and uncertainties commonly encountered by a company in rapidly evolving markets, such as the PRC biodiesel market, where supply and demand may change significantly within a short period of time.

The prices of our by-products may decrease significantly, which may adversely affect our operating results.

As biodiesel production increases in China, the prices for the by-products of biodiesel production may decrease significantly, which would materially adversely affect our business, results of operations and financial condition.

We may be unable to obtain adequate financing to fund our capital requirements.

We expect that over the next several years, a substantial portion of our cash flow will be used to finance the expansion of capacity in our existing production facilities, construction of new production facilities and research and development. We may need to incur additional financing in order to fund our capital expenditures. We cannot assure you that we will be successful in obtaining such financing at a reasonable cost or at all. Our inability to finance our planned capital expenditures could adversely affect our business, financial condition, results of operations or liquidity position.

If we fail to keep up with new technology, our ability to offer cost effective, technologically advanced and environmentally friendly products may be materially and adversely affected and our competitiveness may erode.

Our success depends on our ability to offer cost effective and environmentally friendly products. As the technology for manufacturing biodiesel is at an early stage of development, failure to keep up with technological improvements or to implement such improvements in commercial applications would impede our efforts to reduce unit production costs and correspondingly hinder our efforts to strengthen our competitiveness. Moreover, if alternative technologies that are more cost effective and environmentally friendly become available to the market, the biodiesel industry in general and our business in particular may not be able to compete against such new alternative energy sources. Further, the PRC government may introduce new standards regulating biodiesel quality with which we could not comply, or we may have to incur additional costs to invest in technology or equipment to meet a new PRC or industry-wide standard. If we fail to achieve any new standard, or if the cost of achieving such standard is prohibitively expensive, we may have to raise prices and our biodiesel may become less attractive to customers or we may have to suspend all or part of our operations, which could materially adversely affect our business, results of operations and financial condition.

Failure to comply with environmental regulations could harm our business.

We are subject to various PRC national and local environmental regulations related to our operations, including regulations governing the use, storage, discharge and disposal of hazardous substances and waste emission levels. If we fail to comply with the applicable environmental regulations, we could be subject to significant monetary damages and fines or suspensions of our operations, and our business reputation and profitability would be adversely affected. Further, any amendments to these laws and regulations may impose substantial pollution control measures that may require us to make significant expenditures to modify our production process or change the design of our products to limit actual or potential impact to the environment. Moreover, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make significant additional expenditures, which may adversely affect our business, results of operations and financial condition.

In November 2006, we installed a covered storage tank at our Fujian plant at the recommendation of the local environmental bureau. We currently use uncovered storage tanks at our Sichuan and Handan facilities. If we are required to undertake compliance measures at any of our plants, our results of operations may be materially adversely affected. In November 2007, we completed construction on a biodiesel production line with a capacity of 20,000 tons located at our Sichuan plant before our environmental impact assessment for the production line received approval from the local environmental authorities. Our application for approval of the environmental impact assessment has been filed with the local environmental authorities. However, because we completed construction before receiving approval of the assessment, we could be fined up to RMB200,000 (US$26,692) or required to remove the new production line and restore the construction site to its original condition, which would materially adversely affect our operations. In addition, any perception of our noncompliance with environmental regulations could harm our business. For example, in August 2007, we experienced protests at our Fujian plant alleging environmental issues and our operations at the plant were disrupted for several hours. These and other risks relating to environmental compliance may materially adversely affect our business, results of operations and financial condition.

We do not possess valid title to certain buildings that we occupy and commenced construction of certain buildings prior to obtaining the requisite construction approvals.

For some of the buildings we occupy, we have not yet obtained sufficient title certificates that allow us to freely use or transfer the properties. As of the date of this prospectus, we have not obtained the building ownership certificates for six buildings with a total gross floor area of 8,341.1 square meters. We currently use these properties as production facilities and ancillary facilities. We are in the process of carrying out completion inspections of these buildings and applying for the relevant building ownership certificates. As advised by our PRC legal advisors, Chen & Co., we have obtained all necessary approvals for the construction of these six buildings and there is no legal impediment for us to obtain the building ownership certificates for these buildings. However, we cannot assure you that such certificates will be obtained. We may be required to incur additional costs to relocate our operations and our business operations and our financial condition may be adversely affected as a result of the absence of vested legal title in these properties.

We also commenced construction of certain ancillary facilities with a total gross floor area of 319 square meters prior to obtaining the requisite construction approvals which, according to our PRC legal advisors, was not in compliance with the PRC Construction Law. We may be subject to a maximum administrative penalty of RMB30,000 and there is also a possibility that the relevant government authority may require these buildings to be demolished. The carrying value of these buildings as of December 31, 2006 and September 30, 2007 amounted to RMB40.7 million and RMB45.8 million, respectively. If the relevant government authority imposes penalties on us and requires us to cease construction on or demolish these properties, we may incur additional expenses and costs to relocate our facilities.

The modification or elimination of government initiatives promoting the adoption of clean energy sources in China could cause demand for our products and our revenues to decline.

A number of PRC government initiatives promote the adoption of clean energy sources, such as biodiesel. For example, pursuant to the Medium and Long Term Development Plan, China targets to increase its consumption of energy from renewable sources to 15% of total energy consumption in China by 2020. The plan also includes the promotion of renewable energy sources. Under the plan, China aims to increase its annual consumption of biofuel, with the consumption of biodiesel targeted at two million tons per year by 2020. According to the Law of Renewable Energy Resources, local governments are required to prepare a renewable energy development plan and provide financial support to renewable energy projects in rural areas. Further, the government may grant businesses engaged in biodiesel production certain benefits and incentives, while petroleum marketing enterprises are required to include biodiesel products that comply with the state standard with respect to fuel sales. These government initiatives could be modified or eliminated altogether. Such a change in policy could adversely affect the growth of the biodiesel market and cause our revenues to decline. Changes to or elimination of initiatives designed to increase general acceptance of clean energy sources could result in decreased demand for our products and have a material adverse effect on our business, results of operations and financial condition.

In addition, the PRC government has enacted regulations that are intended to affect corporate behavior pertaining to the environment. Many of these regulations may be favorable to companies that are engaged in environmentally friendly or “green” industries, such as us. According to the Medium and Long Term Development Plan, the share of renewables used in primary energy consumption is to be increased to roughly 10% by 2010 and nearly 15% by 2020, up from 7.5% in 2005. However, we cannot assure you that demand for our products will increase or that we will otherwise benefit from such regulations. For example, the Ministry of Finance has issued the Temporary Regulation on the Management of Special Funds for the Development of Renewable Resources. Pursuant to this regulation, special funds will be provided to companies for the development of renewable resources, including petroleum substitutes. These funds may be used to promote advancement in the development of energy sources that compete with biodiesel, which may in turn reduce demand for biodiesel.

If environmental regulations are relaxed in the future, or if the enforcement of environmental regulations is not sufficiently rigorous, we may not be able to compete effectively against other manufacturers of energy products, including traditional and other clean energy source products. For example, under the Rules on the Management of Waste Grease for Food Producers, food producers must properly dispose of used cooking oil or sell used cooking oil to used cooking oil processing entities or waste collection entities rather than discharging used cooking oil into the environment or reusing it for human consumption. However, in practice, these rules may not be strictly enforced and waste grease may be disposed of through illegal means by some food producers, which would reduce the supply of used cooking oil available for our production. Our business prospects and results of operations may be adversely affected as a result of any of the foregoing factors.

Our insurance coverage may not be sufficient to cover our liability risks.

Consistent with customary practice in China, we do not carry any business interruption insurance, third-party liability insurance for personal injury or coverage for environmental damages arising from accidents at our production facilities. In addition, we have very limited product liability insurance coverage for our biodiesel. The maximum payout for each claim is capped at RMB100,000, and the cumulative maximum payout under our product liability insurance policies ranges from RMB200,000 to RMB500,000. Should an uninsured liability or a liability claim in excess of our insured limits occur, our business operations and financial condition may be adversely affected. Further, if such incidents are publicized, our reputation maybe adversely affected, which could result in reduced and/or cancelled sales, thereby adversely affecting our revenues.

Our existing shareholders will exert significant influence over us after the completion of this offering and their interests may not coincide with yours.

After this offering, Gemino Success, which is wholly owned by Mr. Jianqiu Yu, our chairman and principal executive officer, will own approximately 42.21% of our outstanding ordinary shares and our officers, directors and principal shareholders, i.e., shareholders holding more than 5.0% of our ordinary shares, will together control approximately 62.96% of our outstanding ordinary shares. As a result, these shareholders, acting individually or together, could control substantially all matters requiring shareholder approval, including the election of most directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some transactions more difficult or impossible without the support of these shareholders. The interests of these shareholders may not always coincide with our interests as a company or the interest of other shareholders. Accordingly, these shareholders could cause us to enter into transactions or agreements with which you may not approve or make decisions with which you may disagree.

Anti-takeover provisions in our charter documents may adversely affect the rights of holders of our ADSs and common shares.

Our amended and restated articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

We have included the following provisions in our amended and restated articles of association:

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At each annual general meeting one third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one third) must retire from office by rotation, and every director is subject to retirement at least once every three years. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place.

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Our board of directors has the authority to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series, the number of shares of the series, the dividend rights, conversion rights, voting rights, and the rights and terms of redemption and liquidation preferences.

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Our board of directors may issue series of preference shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preference shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preference shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

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Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Risks Relating to Business Operations in China

If foreign ownership of the biodiesel production business in China is restricted, we would have to rely on contractual arrangements to derive economic benefits from, and to control, our new PRC operating entities in the future, which may not be as effective in providing control over these entities as direct ownership.

On October 31, 2007, the National Development and Reform Committee of China, or the NDRC, and the Ministry of Commerce of China jointly promulgated a newly revised Catalogue for Guiding Foreign Investment in Industries, or the Catalogue, which came into effect on December 1, 2007. Pursuant to the Catalogue, biodiesel production is classified as a sub-category of the agricultural food processing industry as a restricted industry, and, as a result, any such biodiesel production business in China must be majority owned by PRC citizens and/or entities.

Our PRC legal counsel, Chen & Co. Law Firm, has advised us that based on their understanding of the Catalogue, only biodiesel production using agricultural food products as raw materials falls within the “restricted industry” category pursuant to the Catalogue. In the opinion of Chen & Co., our biodiesel production process, which utilizes used cooking oil and vegetable oil offal as raw materials, does not fall within the restricted industry category under the Catalogue. Further, even if biodiesel production utilizing used cooking oil and vegetable oil offal is classified as a restricted industry, Chen & Co. is of the opinion that only new biodiesel production businesses established after December 1, 2007 or existing biodiesel production businesses that require new approvals from the Ministry of Commerce or its local branch in order to, for example, increase their registered capital or conduct an equity transfer would be classified within a restricted industry.

There are substantial uncertainties in the interpretation and application of existing and new PRC laws, regulations or policies, including the Catalogue. In the event our existing biodiesel production business is deemed a restricted business in China, we would have to reorganize our corporate structure and rely on contractual arrangements with our operating entities in China and their owners of record to derive economic benefits from and exercise control over these entities. These contractual arrangements may not be as effective in providing control over our operating entities as direct ownership. If our operating entities were to fail to perform their obligations under any agreements with us, we would have to resort to legal remedies which could be time consuming and costly and we cannot assure you that such remedies would be available. In addition, we cannot assure you that any of the future direct record owners of our operating entities in China would always act in our best interests.

A slow-down of the PRC economy could adversely affect our business, results of operations and growth prospects.

All of our operations are in the PRC and all of our revenues are sourced from China. The success of our biodiesel business depends primarily on the growth of the PRC economy and the resultant demand for energy resources. A slow-down of the PRC economy could adversely affect our businesses, results of operations and growth prospects. In addition, the PRC government from time to time adjusts its policies to regulate and monitor the growth of the China economy. To address concerns over China’s rapid growth in industrial production, bank credit, fixed investment and money supply, the PRC government has expressed an intention to take measures to avoid overheating of the economy and high inflation. Among the measures that the PRC government has taken are restrictions on bank loans to certain sectors in which some of our customers operate. The PRC government has implemented certain measures, including a recent interest rate increase, to control the pace of economic growth. These measures and any further increases in interest rates could reduce economic growth in China and therefore, reduce demand for diesel products, which could have an adverse effect on our financial condition and results of operations.

Changes in China’s political and economic policies could have a material adverse effect on our business operations.

Since 1978, the PRC government has promulgated various reforms of its economic system. These reforms have resulted in economic growth for China in the last two decades. Many of the reforms are unprecedented or experimental and are expected to be modified from time to time. Other political, economic and social factors may also lead to further readjustment or introduction of other reform measures. This process of reform may have a material impact on our operations in China or may adversely affect our results of operations as our current revenue is substantially derived from our operations in China. Our financial condition and results of operations may be adversely affected by changes in China’s political, economic and social conditions and by changes in laws, regulations or the interpretation or implementation thereof.

Electricity shortages could adversely affect our business.

All of our manufacturing assets and operations are located in China. Our operations are vulnerable to power shortages that generally affect enterprises located in China. Certain manufacturers in China, especially in eastern and southern China, have in recent years experienced electricity shortages. If there is insufficient electricity supply to satisfy our requirements and accommodate our planned growth, we may need to limit or delay our production or expansion plans. If the cities where we have operations are affected by power outages or must ration power, our production volumes would decrease and our results of operations may be adversely affected. We cannot assure you that power shortages will not affect us in the future. In addition, we do not have any insurance coverage for business interruptions, including loss of profits from such interruptions. Any losses that may occur as a result of these kinds of events could adversely affect our financial condition and results of operations.

Interpretation of PRC laws and regulations involves uncertainty that could materially impact our operations.

Our business and operations in China are governed by the legal system of China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government has promulgated laws and regulations dealing with such economic matters as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new and continue to evolve, interpretation and enforcement of these laws and regulations involve significant uncertainties and different degrees of inconsistency.

For example, China’s Ministry of Commerce recently released the Regulations for Oil Product Market and Regulations for Crude Oil Market, which were implemented in January 2007. The Ministry of Commerce does not currently interpret these regulations as applicable to biodiesel producers. However, we cannot assure you that the Ministry of Commerce will not change its interpretation. If we are ever subject to these regulations and are unable to obtain any required permits, we may be subject to monetary fines and our production of biodiesel may be temporarily or permanently interrupted. Furthermore, due to the limited volume of published cases and the non-binding nature of prior court decisions, the outcome of dispute resolution may not be as consistent or predictable as in other more developed jurisdictions, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Our PRC subsidiaries are subject to restrictions on dividend payments that could materially impact our ability to receive dividends.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our intermediate holding companies, Carling Technology, Brightest Resources, Joywin Technology and Profit Faith Technology, and our PRC subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our intermediate holding companies and us. Each of Shanghai Gushan, Beijing Gushan, Fujian Gushan and Sichuan Gushan, as a wholly owned foreign enterprise in China, is required under PRC laws and regulations to provide for a statutory surplus reserve fund. Each is also required to allocate at least 10% of their after tax profits as reported in their PRC statutory financial statements to the general reserve and have the right to discontinue allocations to the general reserve once the reserve balance has reached 50% of their registered capital. These statutory reserves are not available for distribution to the shareholders, except in a liquidation, and may not be transferred in the form of loans, advances, or cash dividends. Handan Gushan, a sino-foreign joint equity enterprise, is required by its articles of association to allocate at least 5% of its after-tax profit to each of its reserve fund, its enterprise development fund and its staff and worker’s bonus and welfare fund. As of September 30, 2007, the amount of these restricted portions was RMB54.2 million (US$7.2 million) in total for our PRC subsidiaries. Limitations on the ability of our PRC subsidiaries or affiliated PRC entities to transfer funds to our intermediate holding companies and us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, and otherwise fund and conduct our business.

PRC laws and foreign exchange controls may affect our ability to receive dividends and other payments from our PRC subsidiaries.

Our operating PRC subsidiaries are subject to the PRC rules and regulations on currency conversion. The ability of our operating PRC subsidiaries to pay dividends or make other distributions to us may be restricted by these PRC foreign exchange control restrictions. We cannot assure you that the relevant regulations will be amended to our advantage such that the ability of our operating PRC subsidiaries to distribute dividends to us will not be adversely affected.

Changes in foreign exchange regulations and fluctuation in the value of the Renminbi may adversely affect our business and results of operations.

We receive all of our revenue in Renminbi, which is not freely convertible into other currencies, except under certain circumstances. Current foreign exchange regulations have significantly reduced the government’s foreign exchange control on current account transactions, including trade and service related to foreign exchange transactions and payment of dividends. The PRC government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions under certain circumstances. Any such change to the foreign exchange regulations may adversely affect our ability to pay dividends or satisfy other foreign exchange requirements.

The value of the Renminbi against other foreign currencies is subject to changes in the PRC’s policies and international economic and political developments. Under the current managed floating exchange rate system, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, or the PBOC, which are quoted daily based on the previous day’s inter-bank foreign exchange market rates. Since 1994, the official exchange rates for the conversion of Renminbi into U.S. dollars have been relatively stable. In July 2005, the PRC government discontinued pegging the Renminbi to the U.S. dollar. However, the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. Nevertheless, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering that will be exchanged into U.S. dollars and earnings from and the value of any future U.S. dollar-denominated investments we make, if any.

Any change in the preferential tax rates or tax holidays we enjoy in China, or the status of our subsidiaries as foreign-invested enterprises, may reduce our net profits.

Under current PRC laws and regulations, a foreign-invested enterprise in China, or FIE, is typically subject to enterprise income tax, or EIT, at the rate of 30% on taxable income and local income tax at the rate of 3% on taxable income. The PRC government authorities have provided various incentives to FIEs. For example, as a result of such preferential rates and tax holidays, each of Sichuan Gushan, Handan Gushan and Fujian Gushan currently enjoy full exemption from EIT in the first two years starting with their respective first profitable year, which began in 2005 for both Sichuan Gushan and Handan Gushan and 2006 for Fujian Gushan, and a 50% reduction in each of the following three years as a foreign-invested enterprise engaging in manufacturing with an operating term exceeding 10 years. See the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxes.” Any change in the preferential tax rates or tax holidays currently enjoyed by our subsidiaries will reduce our after-tax profit. On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, under which foreign invested enterprises, or FIEs, such as our subsidiaries, and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that conduct business in encouraged sectors, whether FIEs or domestic companies. The new tax law will become effective on January 1, 2008. Under the new tax law, enterprises that were established and already enjoyed preferential tax rates or tax holidays before March 16, 2007 will (i) in case of preferential tax rates, gradually increase to the 25% rate for a period of 5 years, or (ii) in case of tax holidays continue to enjoy them until the expiration of such term. Therefore, our subsidiaries in China will continue to be entitled to the tax holidays currently enjoyed by them until the expiration of the holiday term. There can be no assurance that any of our subsidiaries will continue to be entitled to any preferential tax rates or tax holidays after the transition period expires.

On August 8, 2006, the Rules on Acquisition of Domestic Enterprises by Foreign Investor, or the New M&A Rules, were promulgated jointly by the Ministry of Commerce, the State-owned Assets Supervision and

Administration Commission of the State Council of the PRC, or the SASAC, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and the State Administration of Foreign Exchange of China, or SAFE, and came into effect on September 8, 2006. Under the New M&A Rules, FIEs established by way of acquisition of related domestic companies by offshore companies which are established or controlled by PRC domestic companies, enterprises or persons will not be entitled to be treated as FIEs except when, if the offshore companies offer to buy the company through capital increase of the domestic companies, or increase capital to the enterprises established by the offshore companies after merger, the sum of capital increase is equal to more than 25% of the FIE’s registered capital. According to Chen & Co. Law Firm, our PRC legal advisors, the PRC laws and regulations generally have no retroactive effect. However, we cannot assure you that the New M&A Rules will not apply to our subsidiaries in the PRC. If the New M&A Rules are applicable to our subsidiaries in the PRC, our PRC subsidiaries may not be able to enjoy preferential treatments as FIEs and our financial conditions and results of operation could be adversely affected.

The newly enacted PRC Enterprise Income Tax Law could affect tax exemptions on dividends received by us and our shareholders and increase our enterprise income tax rate.

We are incorporated under the laws of the Cayman Islands. As a foreign legal person, dividends derived from our business operations in China are currently not subject to income tax under PRC law. However, we cannot assure you that such dividends will continue to be exempt from PRC enterprise income tax. Under the newly enacted PRC Enterprise Income Tax Law promulgated by the Fifth Meeting of the Tenth National People’s Congress on March 16, 2007 and its implementation rules promulgated by the State Council on December 11, 2007, if we are deemed as a non-PRC tax resident enterprise without an office or premises in China, withholding tax at the rate of 10% will be applicable to dividends paid by our PRC subsidiaries to their immediate parent companies incorporated in the British Virgin Islands, unless the tax is entitled to reduction or elimination in accordance with any future PRC laws or regulations or an applicable tax treaty between China and the British Virgin Islands. As of the date of this prospectus, the British Virgin Islands has not entered into any such tax treaties with the PRC.

In addition, the newly enacted PRC Enterprise Income Tax Law provides that, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules of the Enterprise Income Tax Law prescribes that a “de facto management organization” means the organization that exercises full management and control over the enterprise’s business operations, personnel, finance, property, etc. Although the Implementation Rules provide a definition of “de facto management body,” such definition has not been tested and there remains uncertainty as to which situations a non-PRC enterprise’s “de facto management organization” is considered to be located in the PRC. Substantially all members of our management are located in China. If substantially all members of our management continue to be located in China after January 1, 2008, the effective date of the newly enacted PRC Enterprise Income Tax Law, we may be deemed a PRC tax resident enterprise and therefore subject to an enterprise income tax rate of 25% on our worldwide income (including dividend income received from our subsidiaries).

The newly enacted PRC Enterprise Income Tax Law also provides that dividends received by a qualified PRC tax resident from another PRC tax resident are exempt from enterprise income tax. However, given the short history of this law, it remains unclear as to the detailed qualification requirements for such exemption and whether the dividends which our Company receives from our PRC subsidiaries will be exempt from enterprise income tax if it is recognized as a PRC tax resident.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect our financial position.

SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Although our executive officers Jianqiu Yu, Zihong Chen and Gonghao Chen have registered with the local SAFE branch as required under the SAFE notice, we cannot provide any assurances that all of our beneficial owners who are PRC residents will register as required. The failure of these beneficial owners to register as required or to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also result in restrictions on our PRC subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect our business.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for the listing and trading of our ADSs on the New York Stock Exchange could significantly delay this offering or adversely affect our business and reputation and the trading price of our ADSs, and may also create uncertainties for this offering.

The New M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC, which would take several months to complete.

The application of the New M&A Rules remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement. The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new procedure.

Our PRC counsel, Chen & Co. Law Firm, has advised us, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006, that:

•

Because we completed our onshore restructuring before September 8, 2006, the effective date of the new regulation, and our holding company, Gushan Environmental Energy Limited, was formed for the sole purpose of facilitating private equity investment, this regulation does not require an application to be submitted to the CSRC for its approval of the issuance and sale of the ADSs and the ordinary shares, or the listing and trading of our ADSs on the New York Stock Exchange; and

•	The issuance and sale of the ADSs and the ordinary shares and the listing and trading of the ADSs on the New York Stock Exchange do not conflict with or violate this new PRC regulation.

If the CSRC requires that we obtain its approval prior to the completion of this offering, this offering will be delayed until we obtain CSRC approval, which may take several months. If prior CSRC approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. Also, if the CSRC subsequently requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

The outbreak of any severe transmissible disease in China, if uncontrolled, could adversely affect our results of operations.

The outbreak of any severe communicable disease in China, such as Severe Acute Respiratory Syndrome or avian flu, if uncontrolled, could adversely affect the overall business sentiment and environment in China, which in turn may have an adverse impact on domestic consumption and, possibly, the overall gross domestic product, or GDP, growth in China. As our revenue is currently derived from our China operations, any contraction or slow down in the growth of domestic consumption and possible slow down in the GDP growth of China will adversely affect our financial condition, results of operations and future growth. In addition, if any of our employees is infected or affected by any severe communicable diseases outbreak, it could adversely affect or disrupt our production at the relevant plants and adversely affect our results of operations, as we may be required to close our facilities to prevent the spread of the disease. The spread of any severe communicable disease in China may also affect the operations of our customers and suppliers, which may have an adverse effect on our business, financial condition and results of operations.

Risks Relating to This Offering

The market price of our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile in response to factors such as:

•	variations in our operating results;

•	technological improvements in the biodiesel manufacturing process by us or our competitors;

•	reduction or elimination of PRC government grants and economic incentives for the renewable energy industry;

•	any change in applicable PRC law adversely affecting the renewable energy industry as a whole or the biodiesel industry in particular;

•	news regarding any gain or loss of customers by us;

•	news regarding recruitment or loss of key personnel by us or our competitors;

•	announcements of competitive developments, acquisitions or strategic alliances in the biodiesel industry;

•	general market conditions or other developments affecting the renewable energy industry;

•	agricultural conditions in the PRC that may impact our supply of raw materials; and

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ordinary shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

There has been no prior public market for our ADSs or ordinary shares, and you may not be able to sell your ADSs at or above the initial public offering price.

Before this initial public offering, there was no public market for our ADSs or ordinary shares. We cannot assure you that an active public market for our ADSs will develop or that the market price of our ADSs will not decline below their initial public offering price. The initial public offering price of our ADSs will be determined by negotiations among us and the underwriters and may not be indicative of prices that will prevail in the trading market. You may be unable to resell your ADSs at a price that is attractive to you.

We may not be able to pay any dividends on our ordinary shares and ADSs.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate. You should refer to the “Dividend Policy” section in this prospectus for additional information regarding our current dividend policy and the risk factor entitled “—Risks Relating to Business Operations in China—PRC laws and foreign exchange controls may affect our ability to receive dividends and other payments from our PRC subsidiaries” above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividend to us.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may be required to raise additional funding to meet our working capital or capital expenditure requirements in the future. If we raise such funding through issuance of new equity or equity-linked securities it may cause a dilution in the percentage ownership of our then existing shareholders. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our business strategies;

•

require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Future sales or issuances, or perceived intentions of future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including any ordinary shares acquired from the exercise of outstanding options, or those which may be issued following this offering, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The 18,000,000 ADSs representing 36,000,000 ordinary shares offered in this offering will be eligible for immediate resale in the public market without restrictions, and those held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions contained in Rule 144 and Rule 701 under the U.S. Securities Act of 1933, or the Securities Act, and the applicable lock-up agreements. Our officers, directors, existing shareholders and holders of options exercisable within 180 days of the date of this offering have agreed with the underwriters not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this offering. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected. See “Underwriting” and “Shares Eligible for Future Sale” for additional information regarding resale restrictions.

In addition, we may issue additional ADSs or ordinary shares for future acquisitions or other purposes. If we issue additional ADSs or ordinary shares, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of our ADSs.

You will experience immediate and substantial dilution in the book value of ADSs purchased.

The initial public offering price per ADS is substantially higher than the net tangible book value per ADS prior to the offering. Accordingly, if you purchase our ADSs in this offering, you will incur immediate dilution of approximately US$6.23 in the net tangible book value per ADS from the price you pay for our ADSs, representing the difference between:

•	the initial public offering price of US$9.60 per ADS, and

•

the pro forma net tangible book value per ADS of US$3.37 at September 30, 2007, assuming the conversion of (i) US$20.0 million of our 2006 Notes into 10,409,555 of our ordinary shares in November 2007, and (ii) the remaining outstanding US$5.0 million 2006 Notes into 2,602,388 ordinary shares immediately prior to the completion of this offering, and after giving effect to this offering.

You may find additional information in the section entitled “Dilution” in this prospectus. If we issue additional ADSs in the future, you may experience further dilution. In addition, you may experience further dilution to the extent that ordinary shares are issued upon the exercise of stock options. Substantially all of the ordinary shares issuable upon the exercise of our currently outstanding stock options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering.

You may not be able to exercise your right to vote.

As an ADS holder, you may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying your ADSs. Pursuant to our amended and restated articles of association, we may convene a shareholders’ meeting upon 21 clear days’ notice. When a shareholder’s meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we give timely notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may not receive distributions on ordinary shares or any value for them if it is unlawful or impractical to make them available to you.

Subject to the terms and conditions of the deposit agreement, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs, in which case it may determine not to make such a distribution. Neither we nor the depositary have any obligation to register ADSs, ordinary shares, rights or other securities subject to such distribution under U.S. securities laws. Neither we nor the depositary have any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time and from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not be able to participate in rights offerings or elect to receive stock dividends and may experience dilution of your holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you after consultation with us. We cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered by us under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

You may face difficulties in protecting your interests because we are incorporated under Cayman Islands law.

We are incorporated in the Cayman Islands and our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which we will refer to as the Cayman Companies Law below, and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may not be as clearly established as they are under statutes or judicial precedents in existence in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before federal courts of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state or territory within the United States or (ii) entertain original actions brought in the courts of the Cayman Islands, against us or our directors and officers predicated upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

The Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

Substantially all of our assets and our subsidiaries are located in China. In addition, most of our directors and officers reside within China and Hong Kong. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon most of our directors and officers, including with respect to matters arising under the U.S. federal securities laws or applicable state securities laws. Moreover, our PRC legal advisors, Chen & Co. Law Firm, has advised us that China is not a party to any treaties providing for reciprocal enforcement of judgments of courts with the United States, the United Kingdom, Japan or most other western jurisdictions. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdictions mentioned above in relation to any matter may be difficult or impossible.

Our management will have broad discretion as to the use of a portion of the proceeds from this offering, and may not use the proceeds effectively.

We will use the net proceeds from this offering for the expansion of our production facilities, investment in research and development, development of new products, product assessment and commercialization of new products in the market, upgrading of our information technology systems and for working capital and other general corporate purposes. However, we have not designated specific expenditures for all of those proceeds. Accordingly, our management will have broad discretion as to the application of those proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate and spend those proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not lead to profitability or increase the market value of our ADSs.

As a result of being a public company, we will be subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

As a result of this offering, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, including the requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404. These elements of Section 404 will not be applicable until we file our annual report for the fiscal year ended December 2008. Section 404 requires annual management assessment of the effectiveness of our internal controls over financial reporting and an attestation report by our independent auditors on the effectiveness of our internal controls. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may issue a report that is adverse if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel with U.S. GAAP experience and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, our independent registered public accounting firm identified several control deficiencies in our internal controls, including our lack of an internal audit function and adequate U.S. GAAP resources. In addition, we made revisions to our previously issued audited financial statements as of and for the year ended December 31, 2006 and our unaudited financial statements as of and for the nine months ended September 30, 2007 and 2006 to correct an error in the calculation method of interest capitalization. The revisions resulted in a decrease in interest expense of RMB13.7 million (US$1.8 million) for the year ended December 31, 2006, RMB9.6 million for the nine months ended September 30, 2006 and RMB7.3 million (US$1.0 million) for the nine months ended September 30, 2007, as compared to our previously issued financial statements. The revisions resulted in an increase in property, plant and equipment of RMB13.7 million (US$1.8 million) for the year ended December 31, 2006, RMB9.6 for the nine months ended September 30, 2006 and RMB21.0 million (US$2.8 million) for the nine months ended September 30, 2007, as compared to our previously issued financial statements. For more information, see note 3 of our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 and note 3 of our unaudited condensed consolidated financial statements for the nine months ended September 30, 2007 and 2006. We anticipate that we will need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures, implement an internal audit function and hire additional accounting, internal audit and finance staff. While we plan to expand our financial and accounting staff after this offering, we expect to encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial and accounting professionals in China. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting.

Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with our reporting and other obligations including Section 404. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based in part on our estimates of the value of our assets, as determined based on the assumed initial public offering price of our ordinary shares or ADSs and the expected price of our ordinary shares or ADSs following the offering, we do not expect to be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2007 or in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects, and PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets including, among others, goodwill and equity investments in less than 25%-owned entities, which may change from time to time. Because we currently hold, and expect to continue to hold following this offering, a substantial amount of cash or cash equivalents and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ordinary shares or ADSs, which is likely to fluctuate after the offering, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. person held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to such U.S. person.

For more information on the tax consequences to you if we were treated as a PFIC, see “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

FORWARD-LOOKING STATEMENTS

This prospectus, including in particular the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “expect,” “estimate,” “predict,” “potential,” “continue,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “target,” “will,” negatives of such terms or other expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, without limitation, statements relating to:

•	the effect of intensifying competition in the biodiesel and alternative energy industries;

•	the availability of suitable raw materials on terms acceptable to us;

•	changes in the general operating environment in China;

•	various business opportunities that we may pursue;

•	general economic, market and business conditions in China; and

•	changes in governmental policies, laws or regulations in China.

This prospectus also contains data related to the biodiesel fuel market in several countries. This market data includes projections that are based on a number of assumptions. The biodiesel fuel market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the evolving nature of the biodiesel fuel market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

We have sourced biodiesel industry data used in this prospectus from various sources. In particular, we have commissioned Frost & Sullivan, a market research and consulting firm, to prepare a report.

The forward-looking statements contained in this prospectus speak only as of the date of this prospectus or, if obtained from third-party studies or reports, the date of the corresponding study or report and are expressly qualified in their entirety by the cautionary statements in this prospectus. Since we operate in an emerging and evolving environment and new risk factors emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. All forward-looking statements contained in this prospectus are qualified by reference to this cautionary statement.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us, will be approximately US$131.2 million.

We intend to use our net proceeds from this offering for the following purposes:

•	approximately US$120.0 million to expand our production capacity, including the purchase of manufacturing equipment and the construction of additional production and ancillary facilities;

•	approximately US$10.0 million for research and development, including research into the production of biodiesel using other feedstocks at a cost effective price; and

•	the balance for general corporate purposes.

To the extent that the net proceeds are not immediately applied to the above purposes and to the extent permitted by PRC law and regulations, we intend to deposit the net proceeds into short-term demand deposits and/or money market instruments.

The foregoing represents our current intentions with respect to the use and allocation of our net proceeds of this offering based upon our present plans and business conditions. However, our management will have significant flexibility and discretion in applying our net proceeds of this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes.

DIVIDEND POLICY

Before we established an offshore holding company structure, Sichuan Gushan declared and paid dividends to its then equity holders in the amount of approximately RMB47.0 million and RMB33.3 million for 2005 and 2004, respectively.

Our board of directors has complete discretion as to whether we will pay dividends in the future, subject to the approval of our shareholders. Any future dividend declaration will be subject to various factors, including our results of operations, our cash flows, our financial condition, payment by our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate.

We are a holding company and our cash flow depends on dividends from our intermediate holding companies, Carling Technology, Brightest Resources, Joywin Technology and Profit Faith Technology, which in turn depend on dividends from our five subsidiaries in China, namely Sichuan Gushan, Handan Gushan, Fujian Gushan, Beijing Gushan and Shanghai Gushan. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of Sichuan Gushan, Fujian Gushan, Beijing Gushan and Shanghai Gushan, as a wholly foreign owned enterprise in China, must allocate at least 10% of its after-tax profit to its statutory general reserve fund until the balance of the fund has reached 50% of its registered capital, and each also has discretion in allocating its after-tax profit to its statutory employee welfare reserve fund. These reserve funds are not distributable as cash dividends. Handan Gushan, a sino-foreign joint equity enterprise, is required by its articles of association to allocate at least 5% of its after tax profit to each of its general reserve fund, its enterprise expansion fund and its staff and workers’ bonus and welfare fund.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007

•	on an actual basis; and

•

on an as adjusted basis to further give effect to the conversion of (i) US$20.0 million principal amount of our 2006 Notes into 10,409,555 of our ordinary shares in November 2007, and (ii) the remaining outstanding US$5.0 million principal amount of our 2006 Notes into 2,602,388 of our ordinary shares prior to the completion of this offering, and the issuance and sale of 30,000,000 ordinary shares in the form of ADSs by us in this offering at an initial public offering price of US$9.60 per ADS, after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us.

You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	As of September 30, 2007
	Actual		As Adjusted
	RMB	US$	RMB	US$
	(in thousands)
Indebtedness:
Convertible notes	69,866	9,324	—	—

Shareholders’ equity:
Ordinary shares HK$0.00001 par value per share; 38,000,000,000 shares authorized; 123,820,000 and 166,831,943 shares issued and outstanding on an actual and an as adjusted basis	1	0	2	0
Additional paid-in capital	291,308	38,879	1,465,133	195,539
Accumulated other comprehensive loss	(1,733)	(231)	(1,733)	(231)
Retained earnings	768,659	102,586	646,024	86,219

Total shareholders’ equity(1)	1,058,235	141,234	2,109,426	281,527

Total capitalization	1,128,101	150,558	2,109,426	281,527

(1)	Includes restricted reserves of RMB54.2 million (US$7.2 million), which may not be distributable as cash dividends under PRC regulations.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent there is a difference between the initial public offering price per ADS and the net tangible book value per ADS after this offering. Our net tangible book value as of September 30, 2007 was approximately RMB1,058.2 million (US$141.2 million), or RMB8.55 (US$1.14) per ordinary share and RMB17.09 (US$2.28) per ADS. Net tangible book value represents our total consolidated tangible assets of RMB1,222.0 million (US$163.1 million), less the amount of our total consolidated liabilities of RMB163.7 million (US$21.9 million). We have calculated our net tangible book value per ordinary share by dividing our net tangible book value by the number of outstanding ordinary shares. We have determined our net tangible book value by subtracting the value of our intangible assets and total liabilities from our total assets. The number of ordinary shares and the amount of our total liabilities used to calculate dilution assumes the conversion of the remaining outstanding 2006 Notes into ordinary shares that will occur prior to the completion of this offering.

Without taking into account any other changes in our net tangible book value after September 30, 2007, other than to give effect to:

•	the conversion of US$20.0 million of our 2006 Notes into 10,409,555 of our ordinary shares in November 2007;

•	the conversion of the remaining US$5.0 million 2006 Notes into 2,602,388 ordinary shares immediately prior to completion of this offering; and

•

our issuance and sale of 30,000,000 ordinary shares in the form of ADSs in this offering at an initial public offering price of US$9.60 per ADS, after deduction of the underwriting discounts and commissions and estimated aggregate offering expenses payable by us.

our net tangible book value as of September 30, 2007 would have been approximately RMB2,109.4 million (US$281.5 million), or RMB12.64 (US$1.69) per ordinary share and RMB25.29 (US$3.37) per ADS. This represents an immediate increase in net tangible book value of RMB4.10 (US$0.55) per ordinary share or RMB8.19 (US$1.09) per ADS to our existing shareholders and an immediate dilution in net tangible book value of RMB23.32 (US$3.11) per ordinary share or RMB46.64 (US$6.23) per ADS to you and other purchasers of our ADSs in this offering. The following table illustrates this dilution effect:

Initial public offering price per ADS	US$	9.60
Net tangible book value per ordinary share as of September 30, 2007	US$	1.14
Increase in net tangible book value per ordinary share attributable to price paid by new investors	US$	0.55
Pro forma net tangible book value per ordinary share after this offering	US$	1.69
Dilution in net tangible book value per ordinary share to new investors in this offering	US$	3.11
Dilution in net tangible book value per ADS to new investors in this offering	US$	6.23

The following table summarizes, on a pro forma basis as of September 30, 2007, the differences between our existing shareholders, which includes the conversion of the 2006 Notes, and the new investors, including you, in this offering with respect to the number of ordinary shares (including ordinary shares underlying the ADSs) purchased from us, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary shares purchased		Total consideration		Average price per ordinary share equivalent	Average price per ADS equivalent
	Number	%	Amount	%	US$
Existing shareholders	136,831,943	82.0%	36,355,803	17.5%	0.27	0.53
New investors	30,000,000	18.0%	131,181,116	82.5%	4.37	8.75

Total	166,831,943	100.0%	167,536,919	100.0%	1.00	2.01

The discussion and table above assumes no exercise of any outstanding stock options. As of the date of this prospectus, there were 1,094,656 ordinary shares issuable upon exercise of outstanding stock options at an exercise price of US$1.93 per share (RMB14.5), and there were 13,683,194 ordinary shares available for future issuance upon the exercise of future grants under our share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is conducted in China and all of our revenue and the majority of our expenses are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, as of September 28, 2007, which was RMB7.4928 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On December 17, 2007, the noon buying rate was RMB7.3805 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Average	High	Low	Period-end
2002	8.2772	8.2800	8.2700	8.2800
2003	8.2771	8.2800	8.2765	8.2767
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007
Nine months ended September 30	7.6644	7.8127	7.4928	7.4928
June	7.6333	7.6680	7.6120	7.6120
July	7.5757	7.6055	7.5580	7.5720
August	7.5734	7.6181	7.5420	7.5462
September	7.5196	7.5540	7.4928	7.4928
October	7.5016	7.5158	7.4682	7.4682
November	7.4212	7.4582	7.3800	7.3850
December (through December 17)	7.3895	7.4120	7.3700	7.3805

Source: Federal Reserve Bank of New York

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the periods. Monthly averages are calculated by using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands because of the following benefits found there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

We have appointed CT Corporation System as our agent upon whom process may be served in any action brought against us under the securities laws of the United States as it relates to this offering. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state or territory within the United States or (ii) entertain original actions brought in the courts of the Cayman Islands, against us or our directors and officers predicated upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Chen & Co. Law Firm, our PRC counsel, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Chen & Co. Law Firm has advised us further that the recognition and enforcement of foreign judgments are primarily provided for under Chinese Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Currently, there are no treaties providing for reciprocity arrangements between the United States and the PRC for the recognition or enforcement of U.S. court judgments in the PRC. In addition, in the event that foreign judgments contravene the basic principles of the laws of the PRC, endanger state sovereignty or security, or are in conflict with the public interest of the PRC, PRC courts will not recognize and enforce such foreign judgments.

CORPORATE STRUCTURE

Sichuan Gushan was established in China on June 14, 2001. In April 2005, the shareholders of Sichuan Gushan contributed their equity interests in Sichuan Gushan to Carling Technology Limited or Carling Technology, a company incorporated on January 5, 2005 in the British Virgin Islands, or BVI. Since 2005, Carling Technology became the ultimate holding company of four additional subsidiaries in China, three of which were established by us (Shanghai Gushan, Beijing Gushan and Fujian Gushan) and one of which we acquired (Handan Gushan). In anticipation of a public offering, we incorporated Gushan Environmental Energy Limited in the Cayman Islands as our listing vehicle and our holding company. On September 20, 2007, we underwent a reorganization pursuant to which the shareholders of Carling Technology subscribed to 123,820,000 of our ordinary shares in exchange for all of the outstanding shares of Carling Technology. Our proportionate ownership immediately after the reorganization and the proportionate ownership of Carling Technology before the reorganization remained the same, as Carling Technology was reorganized as our wholly-owned subsidiary.

The following diagram illustrates our corporate structure as of the date of this prospectus:

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statement of income data, and other consolidated financial data (other than ADS data, pro forma and U.S. dollar data) for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data (other than U.S. dollar data) as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in the prospectus. The following selected statement of income data and other consolidated financial data for the years ended December 31, 2002 and 2003 and the selected balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our unaudited consolidated financial statements which are not included in this prospectus. The following summary consolidated statement of income data and other consolidated financial data (other than ADS, pro forma and U.S. dollar data) for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data (other than U.S. dollar data) as of September 30, 2007 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our unaudited financial statements have been prepared on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our unaudited results for the nine months ended September 30, 2007 may not be indicative of our results for the full year ending December 31, 2007. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year ended December 31,						Nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues
Biodiesel	16,531	35,575	125,161	224,121	698,449	93,216	539,611	608,921	81,267
By-products	21,530	39,870	47,078	136,684	126,033	16,821	104,311	127,503	17,017

Total revenues	38,061	75,445	172,239	360,805	824,482	110,037	643,922	736,424	98,284
Cost of revenue	(17,051)	(27,359)	(83,386)	(179,861)	(446,742)	(59,623)	(335,026)	(415,601)	(55,467)
Gross profit	21,010	48,086	88,853	180,944	377,740	50,414	308,896	320,823	42,817
Operating expenses	(1,329)	(1,797)	(1,845)	(12,354)	(44,654)	(5,960)	(24,625)	(37,279)	(4,975)

Income from operations	19,681	46,289	87,008	168,590	333,086	44,454	284,271	283,544	37,842
Other income (expense):
Interest income	2	2	2	169	4,508	602	3,102	2,322	310
Interest expense	(423)	(1,246)	(911)	(3,101)	(3,216)	(429)	(3,216)	—	—
Foreign currency exchange losses	—	—	—	(90)	(1,095)	(146)	(82)	(1,938)	(258)
Other income, net	50	719	1,162	1,213	3,913	522	4,008	2,528	337
Income before income tax expense	19,310	45,764	87,261	166,781	337,196	45,003	288,083	286,456	38,231
Income tax expense	(4,253)	(6,955)	(13,093)	(14,255)	(4,392)	(587)	(3,729)	(36,374)	(4,855)

Net income	15,057	38,809	74,168	152,526	332,804	44,416	284,354	250,082	33,376

Net income per share—basic(5)	0.15	0.39	0.74	1.48	2.75	0.37	2.37	2.02	0.27
Net income per share—diluted(5)	0.15	0.39	0.74	1.35	2.49	0.33	2.14	1.82	0.24

	Year ended December 31,					Nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
Other Consolidated Financial Data:
Gross profit margin(1)	55.2%	63.7%	51.6%	50.2%	45.8%	48.0%	43.6%
Operating profit margin(1)	51.7%	61.4%	50.5%	46.7%	40.4%	44.1%	38.5%
Net profit margin(1)	39.6%	51.4%	43.1%	42.3%	40.4%	44.2%	34.0%
Pro forma net income per share—basis(2)	—	—	—	—	1.18	0.82	0.70
Net income per ADS	0.30	0.78	1.48	2.96	5.50	4.74	4.04
Pro forma net income per ADS—basic(2)	—	—	—	—	2.36	1.64	1.40
Effect of tax holiday on net income per share—basic(3)	—	—	—	0.43	0.73	0.59	0.44
Effect of tax holiday on net income per share—diluted(3)	—	—	—	0.38	0.65	0.53	0.40
Dividends paid(4) (in RMB)	—	—	33,335	46,996	—	—	—

(1)	Gross profit margin, operating profit margin and net profit margin represent gross profit, operating profit and net income, respectively, divided by revenue.
(2)	Pro forma net income per share for the year ended December 31, 2006, nine months ended September 30, 2006 and 2007 assumes the conversion of the 2006 Notes into our ordinary shares as of February 23, 2006, February 23, 2006 and January 1, 2007, respectively.
(3)	Our PRC subsidiaries enjoy tax holidays provided by local and national PRC tax authorities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. If our PRC subsidiaries had not enjoyed these tax holidays, they would have had higher enterprise income tax rates.
(4)	Dividends paid during the years ended December 31, 2004 and 2005 were made by Sichuan Gushan, our predecessor, to our equity holders before we established our offshore holding company structure.
(5)	We were incorporated on May 16, 2006 and as part of a series of reorganization activities, became the holding company of our subsidiaries on September 20, 2007. Our financial results, including the determination of earnings per share, are presented as though the reorganization and share split were completed at the beginning of the earliest period presented, or January 1, 2002.

	Year ended December 31,					Nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007

Selected Operating Data
Volume of biodiesel (in tons)	7,424	11,856	36,045	61,119	158,994	123,650	136,587
Average selling price of biodiesel (in RMB per ton)	2,227	3,001	3,472	3,667	4,393	4,364	4,458
Volume of by-products(1) (in tons)	3,196	3,867	5,957	19,632	21,479	17,008	16,818
Average selling price of by-products(1) (in RMB per ton)	6,736	10,310	7,903	6,962	5,868	6,133	7,581

(1)	By-products are comprised of glycerine, stearic acid, erucic acid, erucic amide, plant asphalt and refined glycerine.

	As of December 31,						As of September 30, 2007
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	72	410	2,240	12,239	275,142	36,721	400,478	53,448
Accounts receivable	4,995	3,962	8,171	19,850	24,780	3,307	34,689	4,630
Inventories	2,821	3,458	3,482	6,734	38,784	5,176	27,306	3,644
Property, plant and equipment	35,852	54,306	86,875	263,369	498,085	66,475	633,042	84,487
Total assets	47,622	69,154	123,002	312,388	879,118	117,328	1,221,979	163,087
Secured short-term bank loans	7,000	10,000	13,000	5,000	—	—	—	—
Convertible notes	—	—	—	66,247	41,043	5,478	69,866	9,324
Total shareholders’ equity	23,672	48,510	89,343	216,459	798,121	106,518	1,058,235	141,234
Total liabilities and shareholders’ equity	47,622	69,154	123,002	312,388	879,118	117,328	1,221,979	163,087

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Other Operating Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The discussion in this section contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the largest biodiesel producer in China as measured by annual production capacity in 2006, according to Frost & Sullivan, a market research and consulting firm. Our current annual biodiesel production capacity is 190,000 tons, and we plan to increase our annual capacity to 400,000 tons by the end of 2008. Our biodiesel production volume increased from 36,045 tons in 2004 to 61,119 tons in 2005, 158,994 tons in 2006 and 136,587 tons in the nine months ended September 30, 2007. We also produce and sell by-products of biodiesel production, including glycerine, stearic acid plant asphalt, refined glycerine, erucic acid and erucic amide. We generated revenues of RMB172.2 million, RMB360.8 million and RMB824.5 million (US$110 million) for the years ended December 31, 2004, 2005 and 2006, respectively, and RMB736.4 million (US$98.3 million) for the nine months ended September 30, 2007. We achieved net income of RMB74.2 million, RMB152.5 million and RMB332.8 million (US$44.4 million) for the years ended December 31, 2004, 2005 and 2006, respectively, and RMB250.1 million (US$33.4 million) for the nine months ended September 30, 2007.

We sell our products in China to direct users, including marine vessel operators, petroleum wholesalers and individual retail gas stations. Our solid reputation in the biodiesel industry in China, together with our established track record for consistently providing products in large quantities, have enabled us to attract and retain customers. We primarily use vegetable oil offal and used cooking oil to produce biodiesel. We acquire raw materials supply for each of our production facilities primarily from local suppliers. Our ability to acquire significant quantities of raw materials and make prompt payments have enabled us to establish strong relationships with our suppliers. These relationships in turn have allowed us to leverage our purchasing power to secure raw materials on favorable pricing and delivery terms.

We currently have three production facilities, located in Sichuan, Hebei and Fujian provinces in China. Since December 2001, we have increased our aggregate annual biodiesel production capacity from 10,000 tons to our current capacity of 190,000 tons, with the most significant milestones as follows:

•	In April 2004, we added a 30,000 ton biodiesel production line at the Sichuan facility, increasing our capacity at the Sichuan facility to 40,000 tons per annum;

•	In June 2005, we acquired Gushan Handan, which has a capacity of 30,000 tons per annum;

•	In February 2006, we commenced biodiesel production in Fujian, with a production capacity of 100,000 tons per annum; and

•	In November 2007, we added a 20,000 ton biodiesel production line at the Sichuan facility, increasing our capacity at the Sichuan facility to 60,000 tons per annum.

We recorded an interest expense of RMB87.7 million in unamortized discounts on November 30, 2007 upon the conversion of US$20.0 million of the 2006 Notes by two noteholders. The remaining outstanding US$5.0 million of our 2006 Notes will convert immediately prior to the completion of this offering, upon which time we expect to incur an additional interest expense of approximately RMB21.5 million, representing the remaining unamortized portion of the discount from the beneficial conversion option. As a result of this non-cash recognition of interest expense, we expect our 2007 net income to decrease compared to our 2006 net income.

Significant Factors Affecting Our Results of Operations

The most significant factors that affect our financial condition and results of operations are:

•	economic conditions in China;

•	market price for diesel;

•	demand for, and market acceptance of, biodiesel;

•	production capacity;

•	supply and costs of principal raw materials; and

•	product mix and affect on gross margins.

Economic conditions in China

We conduct all of our operations in China and we derive all of our revenues from sales to customers in China. As such, economic conditions in China and the geographic markets where we operate will affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. During the past three decades, the PRC government has implemented a series of economic reform measures to expand the influence of market forces in the development of the domestic economy. As a result of these reforms, China has experienced significant economic growth, achieving a compound annual growth rate, or CAGR, of 11% in GDP from 1996 through 2006. During the same period, domestic demand for and consumption of energy and energy products, including biodiesel products, has increased substantially as a result of the economic growth in China. We believe that economic conditions in China and the geographic markets where we operate will continue to affect our business and results of operations.

Market price for diesel

We price our biodiesel based on the market price for diesel. Typically, we sell biodiesel at a slight discount of approximately RMB30 (US$4.0) to RMB100 (US$13.0) per ton to local retail diesel prices. We believe biodiesel partially replaces or supplements diesel since biodiesel is often used on a blended basis with diesel. For these reasons, our products are affected by the market price and supply of diesel.

The market price for diesel is affected by the price for crude oil. As a result, changes in global prices of crude oil, any interruption in the supply of crude oil or any governmental regulation of the price of diesel may have a material effect on the selling price of our biodiesel products. Over the past three years, crude oil prices have fluctuated significantly. Nonetheless, the PRC diesel guidance prices described below historically have insulated the market price of diesel in China from short-term fluctuations in global crude oil prices.

The PRC government occasionally publishes guidance prices for diesel. These guidance prices typically set a range for the retail prices of diesel, and are generally followed by industry participants. Because biodiesel prices are affected by the price of diesel, these guidance prices tend to limit the range in which we can set prices for our biodiesel products. Over the past three years, these guidance prices have steadily increased. Most recently, as of November 1, 2007, the guidance price increased by RMB500 (US$66.7) per ton. Any material decrease in these guidance prices or delay in adjusting guidance prices despite any rapid increase in the crude oil price may have a material effect on the selling prices for our biodiesel products, which in turn may adversely affect our financial condition and results of operations.

Demand for, and market awareness of, biodiesel

China’s biodiesel industry remains in an early stage, with biodiesel production currently representing only a small portion of China’s annual diesel production. Our three principal groups of customers are direct users, petroleum wholesalers and retail gas stations. Direct users include marine vessel operators and factories, while petroleum wholesalers and retail gas stations generally distribute fuel that will be used in diesel-powered trucks and automobiles. Certain users, such as marine vessel operators, use biodiesel as a complete substitute for diesel, while others typically use a blend of 20% biodiesel and 80% diesel to fuel diesel trucks and automobiles. We believe demand for biodiesel will continue to grow as demand for diesel grows and as market awareness of biodiesel increases. In addition, PRC law and government policies encourage the development and utilization of renewable sources of energy. The consumption volume of biofuel in China is expected to further increase and the proportion of renewable energy consumption is expected to reach approximately 15% of China’s total energy consumption by 2020, from approximately 7.5% in 2005. We expect demand for our biodiesel products to increase continuously over time.

Production capacity

In order to capture the market opportunity for our products, we have expanded, and plan to continue to expand, our production capacity. Increased capacity has had, and could continue to have, a significant effect on our results of operations, by allowing us to produce and sell more biodiesel and related by-products to generate higher revenues. Our annual production capacity increased from 40,000 tons in 2004 to 70,000 tons in 2005 to 170,000 tons in 2006 and 190,000 tons in 2007. We sold 36,045, 61,119 and 158,994 tons of biodiesel in 2004, 2005 and 2006, respectively, and 136,587 tons of biodiesel in the nine months ended September 30, 2007.

We intend to establish biodiesel plants with a capacity of 50,000 tons per year in each of Beijing and Shanghai in the first and second quarters of 2008, respectively, and plan to expand the production capacity of the Beijing plant by 50,000 tons by the fourth quarter of 2008. We also intend to establish biodiesel plants with initial targeted capacities of 30,000 tons per year in each of Chongqing and Hunan in the fourth quarter of 2008. In November of 2007, we expanded the production capacity of our Sichuan plant by 20,000 tons. If we experience delays, interruptions or suspensions of our operations, such as for technology upgrades, or are unable to complete our planned increases in capacity, we may be unable to increase our revenues as expected. For example, in October of 2007, we suspended production for two weeks at our Fujian plant to carry out maintenance operations and for two weeks at our Sichuan plant to complete an expansion of our production capacity, resulting in decreased production for those periods.

Supply and costs of principal raw materials

Our ability to manage our operating costs depends significantly on our ability to secure affordable supplies of raw materials. We have historically been able to secure a sufficient supply of raw materials, which primarily consist of vegetable oil offal and used cooking oil. Between 2004 and September 30, 2007, for example, we experienced an increase in the average cost per ton of used cooking oil of 28%, from RMB1,571.2 to RMB2,012.2. We believe that this increase in raw material cost is due in part to our suppliers’ perception that the raw materials constitute an increasingly valuable commodity as a result of the PRC government’s enactment of the Law of Renewable Energy Resources of China. Our operating costs may increase significantly if other businesses, including but not limited to other biodiesel manufacturers and oleochemical producers, compete for the raw materials we use, if the price of our raw materials increases due to changes in consumption patterns or as a result of price fluctuations in the commodities from which our raw materials are derived, which may be caused by weather conditions and other factors affecting agriculture and the general market, economic and regulatory factors including government policies with respect to agriculture and local supply and demand.

The price of our primary raw materials vary from one region to another, which affects our cost of revenues in each region. For example, the market price of vegetable oil offal and used cooking oil in Fujian is comparatively higher than in other regions where we operate our plants due to a limited availability of low grade vegetable oil offal in Fujian. For example, in 2006, our Fujian plant paid an average of RMB1,866 (US$249) per ton for vegetable oil offal compared with RMB1,171 (US$156) per ton for our Sichuan plant and an average of RMB1,658 (US$221) per ton for our Handan plant. As a result, our Fujian plant realizes lower margins than our other plants. We anticipate that costs for our raw materials will also be higher in the larger cities where we plan to establish operations, such as Beijing, Shanghai and Chongqing. The higher cost of raw materials we experience in some regions has a negative effect on our margins in these regions because we are unable to pass the costs of higher raw material costs in urban areas on to customers due to the constraints of the diesel guidance price. We expect the cost of raw materials to continue to increase gradually over time. The diesel guidance price may continue to increase over time; however, because any increase will be determined by the PRC government, the timing and magnitude of such increase may not correspond to increases in raw material costs. As a result, we anticipate that during certain periods of time our raw material costs will increase without a corresponding increase in the diesel guidance price, causing our margins to decrease during those periods.

Product mix and effect on gross margins

Our product mix affects our gross margin. In the past, we have realized a higher gross margin on sales of erucic acid, a major component of our by-products sales, than on sales of our biodiesel and our other by-products. Thus, when we sell a greater volume of erucic acid relative to sales of biodiesel, our aggregate gross margin has been positively affected. Further, while our biodiesel prices are largely based on the market price for diesel, we have greater pricing power for sales of erucic acid, which is not linked to diesel prices.

The quantity and type of by-products we produce are largely determined by the raw materials we use, and the raw materials we use are largely determined by the local raw materials that are available at each plant. For example, the raw materials we use in Sichuan contain rapeseed which is needed to produce erucic acid. However, the raw materials we use in Fujian and Handan do not contain rapeseed, and we therefore do not produce erucic acid at these two locations. In the future, we anticipate the proportional contribution of erucic acid to our revenues to decline, as we anticipate that raw materials containing rapeseed may not be available in sufficient quantities in areas where we plan to expand production. Thus, we expect our gross margins will decrease as we expand into locations where raw materials containing rapeseed are not available.

Principal Income Statement Components

Revenues

Our revenues are derived from our sales of our biodiesel and by-products produced during the biodiesel production process, net of value-added taxes. Biodiesel revenues represented 72.7%, 62.1%, 84.7% and 82.7 % of our revenues for 2004, 2005 and 2006 and the nine months ended September 30, 2007, respectively, while the remainder was comprised of revenues from by-products.

The most significant factors that affect our revenues are sales volume and average selling prices. Our revenue collection practices generally consist of the collection of cash payment at the time of delivery. We extend credit for 30 days or less to certain of our established customers. Our accounts receivable as of December 31, 2006 totaled RMB24.8 million (US$3.3 million), with approximately RMB0.5 million (US$0.1 million) more than 30 days overdue. As of September 30, 2007, our accounts receivable totaled RMB34.7 million (US$4.6 million) with approximately RMB0.4 million more than 30 days overdue. For 2004, 2005, 2006, and the nine months ended September 30, 2007, our five largest customers represented 49.5%, 25.7%, 37.1% and 25.2% of our total revenues, respectively. Our largest customer in 2004, PetroChina Company Limited, our largest customer in 2005, Fuzhou Sanban Chemical Industry Co., Ltd, our largest customer in 2006 and the nine months ended September 30, 2007, Xiapu Sansha Baoyinlai Seining Co., Ltd, accounted for 14.7%, 9.1%, 14.4% and 8.6% of our total revenues, respectively.

Cost of revenues

Our cost of revenues primarily consists of direct material costs, and, to a lesser extent, depreciation cost and other overhead costs. Direct material costs, which are the cost of the raw materials that we use in the manufacturing of our products, represent the largest component of our cost of revenues, accounting for approximately 86.7%, 91.0%, 92.0% and 92.3% of our total cost of revenues for 2004, 2005, 2006 and for the nine months ended September 30, 2007, respectively.

Gross Profit

Our gross profit is determined primarily by the cost of raw materials and the cost of diesel. As discussed above and in the section titled “Significant Factors Affecting Our Results of Operations—Supply and cost of principal raw materials,” our cost of raw materials has increased consistently since 2004, and we expect this trend to continue for the forseeable future. At the same time, the cost of diesel in China has increased due to the general increase in oil prices world-wide, which has had a positive impact on the price of biodiesel, which is affected by the price of diesel. We expect that if the price of oil continues to rise, the PRC government will allow the price of diesel to appreciate through an increase in the diesel guidance price.

Operating expenses

Our operating expenses consist of selling, general and administrative expenses, and research and development expenses.

Selling, general and administrative expenses

Our selling, general and administrative expenses include salaries and transportation expenses for our sales personnel, administrative staff costs and other benefits, depreciation of office equipment, professional service fees and other miscellaneous expenses related to our administrative corporate activities.

Our sales activities are conducted through direct selling by our internal sales staff. Since substantially all of our products are collected by our customers at or near our production facilities, our selling expenses have been relatively small as a percentage of our revenues. We incurred increases in our selling expenses generally due to the opening of new plants as new plant openings require increases in our number of sales personnel and expenses related to their direct selling activities.

Our selling, general and administrative expenses also include share-based compensation expenses attributable to options that we have granted to one executive. Our selling, general and administrative expenses will increase with the anticipated growth of our business and continued upgrades to our information technology infrastructure. We expect that our selling, general and administrative expenses will also increase as a result of compliance, investor-relations and other expenses associated with being a publicly listed company following completion of this offering.

In June 2006, in connection with an employment agreement with one of our executives, Carling Technology entered into an agreement to grant the executive an option to acquire 1,094,656 ordinary shares of Carling Technology with the exercise price of US$1.93 (RMB15.03) per share. We recorded share-based compensation expense of approximately RMB6.2 million (US$0.8 million) in 2006. See “—Critical accounting policies—Valuation of share-based compensation” for additional information regarding the assumptions and methodologies we use in determining share-based compensation expense.

On September 21, 2007, in connection with our reorganization, we entered into a new employment agreement with the executive which replaced the former employment agreement, pursuant to which we replaced the previously granted options with new options to acquire 1,094,656 ordinary shares of our company. The options will fully vest at the earlier of 180 days after the date of the completion of the initial public offering or over a three year period commencing July 6, 2006, which is the grant date of the former options under the former employment agreement. As a result of the changes made to the vesting period, the new options will be considered as a modification of the former option granted. There was no difference between the fair value of the new option and that of the old option immediately prior to the modification. See “Management—Share Option Plan.”

Research and development expenses

Our research and development expenses primarily relate to costs incurred in connection with our joint research and development programs with the Fujian Chemistry Science and Technology Research Institute and the Resource and Environmental Research Institute of Fuzhou University, and staffing costs related to our research and development activities. We recognize research and development expenses as they are incurred. See “Business—Research and Development” for additional information with respect to our research and development policies.

Other income

Other income includes interest income, interest expense, foreign currency exchange losses, government grant income and other income.

Our interest expense in 2004 consisted of interest expense with respect to our short term bank borrowings. During 2005 and 2006, we recorded interest expense relating to the 2005 Notes that we issued in 2005. During 2006, we also recorded interest cost relating to the 2006 Notes that we issued in 2006.

Interest cost incurred in 2004, 2005, 2006 and the nine months ended September 30, 2007 was RMB1.3 million, RMB4.7 million, RMB21.5 million (US$2.9 million) and RMB32.5 million (US$4.3 million), respectively, of which RMB0.4 million, RMB1.6 million, RMB18.3 million (US$2.4 million) and RMB32.5 million (US$4.3 million) was capitalized as part of the cost incurred in the construction of property, plant and equipment in 2004, 2005, 2006 and the nine months ended September 30, 2007, respectively. The increase in capitalized interest from RMB18.3 million for the year ended December 31, 2006 to RMB32.5 million for the nine months ended September 30, 2007 was due to the increase in construction expenditure mainly on our Beijing and Shanghai plants.

The 2005 Notes bore an interest rate of 10% per annum. The interest cost for the 2005 Notes was RMB3.9 million and RMB0.9 million in 2005 and 2006, respectively. On February 23, 2006 the holders of the 2005 Notes exercised the conversion feature of the 2005 Notes and Carling Technology Limited issued 18,570,000 of its ordinary shares.

The 2006 Notes are non-interest bearing; however, we have incurred interest cost upon subsequent amortization of the discount recorded in the allocation of proceeds to the fair value of the beneficial conversion feature. We valued the intrinsic value of the beneficial conversion option of the convertible note at RMB176 million on the commitment date based on an estimated fair value of Carling Technology’s ordinary shares of RMB29.33 per share on the commitment date and an effective conversion price of RMB15.69 per share. The beneficial conversion feature, which is recognized as a discount to the notes with a corresponding increase to additional paid-in capital, is equal to the intrinsic value of the conversion feature represented by the excess of fair value of applicable shares over the effective conversion price at the commitment date. Over the period from the date of issuance to February 22, 2009, the stated redemption date, we amortize the discount attributable to the value of the beneficial conversion option using the effective interest method and record such amount as interest cost. As a result, we recorded interest cost of RMB20.5 million in 2006, consisting of RMB19.6 million in amortization of the discount resulting from recognition of beneficial conversion option and RMB0.9 million in amortization of the issuance cost. On November 30, 2007, two holders of our 2006 Notes converted a total of US$20.0 million of our 2006 Notes into 10,409,555 of our ordinary shares. The remaining outstanding US$5.0 million of our 2006 Notes will automatically convert into our ordinary shares prior to the completion of this offering. We recorded an interest expense of RMB87.7 million in unamortized discounts on November 30, 2007 in connection with the conversion of our 2006 Notes on that date. We expect to incur an additional interest expense of approximately RMB21.5 million, representing the remaining unamortized portion of the discount from the beneficial conversion option, upon the automatic conversion of our remaining outstanding 2006 Notes immediately prior to the completion of this offering. As a result of this non-cash recognition of interest expense, we expect our 2007 net income to decrease compared to our 2006 net income. See “—Critical accounting policies—Fair value of financial instruments” for additional information regarding the assumptions and methodologies we use with respect to the convertible bonds.

We receive grants from the local government authorities in China from time to time. We received grants totaling RMB1.2 million, RMB1.2 million, RMB4.1 million (US$0.5 million) and RMB2.6 million (US$0.3 million) in 2004, 2005, 2006 and the nine months ended September 30, 2007, respectively. These grants are awarded by the government of Sichuan province on a non-exclusive basis to Sichuan-based corporate entities believed by the government to have made a positive contribution to the Sichuan province. To receive such a grant, a company must complete an application disclosing certain details, including its financial data and the number of its employees located in Sichuan province. These grants are not tied to any research and development arrangements and we are not aware of any restrictions on the use of such grants. Other than Sichuan Gushan, neither we nor any other of our subsidiaries have received any such grants from the Sichuan provincial government.

Income taxes

Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to any income or capital gains tax and dividend payments we make are not subject to any withholding tax in the Cayman Islands or British Virgin Islands. Under the current laws of Hong Kong, we are not subject to any income or capital gains tax and dividend payments we make are not subject to any withholding tax in Hong Kong.

Under current PRC law, a non-foreign investment enterprise is subject to enterprises income tax, or EIT, at the rate of 33% of its taxable income and a foreign investment company established in the PRC is typically subject to EIT at the rate of 30% of, and local income tax at the rate of 3% of, its taxable income. However, PRC state and local tax laws provide for certain tax holidays and preferential tax rates applicable to certain enterprises, industries and locations, and our subsidiaries in China have benefited from such tax holidays and preferential tax rates.

Sichuan Gushan was entitled to a preferential EIT rate of 15% for three years commencing January 2003 to December 2005. Following Sichuan Gushan’s conversion from a non-foreign investment enterprise into a wholly foreign owned investment enterprise in 2005, under the FIE tax Law, Sichuan Gushan became entitled to EIT and local income tax exemptions for 2005, an EIT exemption for 2006 and a 50% reduction in EIT for the following three years. As of January 1, 2007, Sichuan Gushan is subject to an EIT rate of 15% and a local income tax of 3% for the period from January 1, 2007 to December 31, 2009. Thereafter, Sichuan Gushan’s EIT rate will be 25%.

Handan Gushan was also converted into a sino-foreign joint equity enterprise in 2005. As a result, Handan Gushan was also entitled to EIT and local income tax exemptions for the period of August through December 2005 and all of 2006, and is entitled to a 50% reduction in EIT for the following three years, along with an exemption from local income tax.

Fujian Gushan is entitled to EIT and local income tax exemptions for two years starting in 2006 and will be entitled to a 50% reduction in EIT for the following three years along with an exemption from local income tax. Fujian Gushan also benefits from a preferential tax rate at 15%.

On March 16, 2007, the National People’s Congress of China enacted a new tax law, under which FIEs and domestic companies would be subject to EIT at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which they will be allowed to continue to enjoy their existing tax holidays. FIEs also will be subject to a gradual increase in any preferential tax rates to the new 25% tax rate over a period of 5 years. Preferential tax rates will continue to be granted to entities which conduct businesses in certain encouraged sectors, whether FIEs or domestic companies. The new tax law will become effective on January 1, 2008. However, the detailed implementation rules regarding preferential tax rates have yet to be made public. The expected financial effect of the new tax law, if any, will be reflected in our 2007 financial statements. The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet with respect to current tax payable.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect:

•	the reported amounts of our assets and liabilities;

•	the disclosure of our contingent assets and liabilities at the end of each reporting period; and

•	the reported amounts of revenues and expenses during each reporting period.

We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions and on our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. When reading our consolidated financial statements, you should consider:

•	our selection of critical accounting policies;

•	the judgment and other uncertainties affecting the application of such policies; and

•	the sensitivity of reported results to changes in conditions and assumptions.

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Long-lived assets

We depreciate property, plant and equipment on a straight-line basis over their estimated useful lives. We assess annually the useful lives of property, plant and equipment and if the assessment differs from the original estimate, such difference will be accounted for prospectively over the remaining economic useful lives, beginning in the year including the change in estimate. We estimate the useful lives of property, plant and equipment at the time the assets are put into production and we base our estimates on our experience as well as any anticipated technological evolution that may render an existing asset obsolete more quickly and therefore accelerate the rate at which such asset depreciates. If technological changes were to occur more rapidly than anticipated, the useful life of the assets may need to be shortened, resulting in the recognition of increased depreciation in future periods.

We assess annually whether property, plant, equipment and other long-lived assets have an indication of impairment in accordance with the accounting policy. We review long-lived assets, primarily consisting of property, plant and equipment and land use rights, for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. We determine recoverability of long-lived assets to be held and used by comparing the carrying amount of an asset to the estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, we recognize an impairment charge by the amount by which the carrying amount of the asset exceeds the fair value of the asset. We measure fair value by the asset’s discounted cash flows or market value, if readily determinable. For all the periods presented, no impairment of long-lived assets was recorded.

Valuation of share-based compensation

We account for share-based compensation under Statement of Financial Accounting Standard No. 123R, “Share-based Payment”, or SFAS No. 123R (revised 2004). Under SFAS No. 123R, we recognize share-based compensation as compensation expense in our income statement based on the fair value of equity awards on the grant date, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period).

The determination of fair value of equity awards such as options requires making complex and subjective judgments about our projected financial and operating results. It also requires us to make certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, share price volatility of the subject company, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.

On July 6, 2006, we granted options to one of our executives to acquire 1,094,656 ordinary shares of Carling Technology at an exercise price of US$1.93 (RMB15.03) per share. The award vests over a three-year period, with 37.5% each vesting on the first and second anniversaries of July 6, 2006 and 25% on the third anniversary. When estimating the fair value of our share options in connection with our option grants in 2006, our management used the Black-Scholes option pricing method and has made the following assumptions:

•	a risk-free interest rate of 5.145% per annum;

•	an expected dividend yield of 0%;

•

a fair value of the underlying ordinary shares of Carling Technology of US$3.49 (RMB27.19) per share, based on the average value of the results using an income approach and market approach, and referencing to the per share price of the shares traded between shareholders and third party investors near the grant date of the option; and

•	expected volatility of Carling Technology’s stock price at 40%.

The expected volatility of 40% was based on the average volatility of several listed companies in the energy sector in China. Since we did not have a trading history at the grant date, we estimated the potential volatility of the ordinary share price by referring to the average volatility of these comparable companies, because we believe that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of our ordinary shares.

The estimated fair value of the underlying ordinary shares of Carling Technology on the date of grant was determined by us considering the valuation performed by an unrelated independent valuation firm and with reference to the per share price of the Shares traded between Shareholders and third party investors near the grant date of the option.

On September 21, 2007, in connection with our reorganization, we entered into a new employment agreement with the executive which replaced the former employment agreement, pursuant to which we replaced the previously granted options with new options to acquire 1,094,656 ordinary shares of our company. The options will fully vest at the earlier of 180 days after the date of the completion of the initial public offering or over a three year period commencing July 6, 2006, which is the grant date of the former options under the former employment agreement.

Changes in these assumptions could significantly affect the amount of employee share-based compensation expenses we recognize in our consolidated financial statements. If the expected volatility of Carling Technology’s stock price was 30% per annum or 50%, compared to a volatility of 40%, the fair value of the share option would be US$2,362,000 (RMB17,697,994) and US$2,631,000 (RMB19,713,557) respectively.

Convertible Notes

We have determined that the conversion feature embedded in the 2005 Notes and 2006 Notes is not required to be bifurcated and accounted for as a derivative pursuant to SFAS No 133, since the terms of conversion do not (i) require or permit net settlement, (ii) provide for a means for the conversion feature to be settled outside the contract, or (iii) provide for delivery of an asset which would put the holders of the 2005 Notes or 2006 Notes in a position substantially similar to a net settlement provision.

To the extent that there are detachable instruments or embedded beneficial conversion options provided within convertible notes, the fair values of the instruments are to be bifurcated to their component parts.

2005 Notes

We have determined that on May 20, 2005, the commitment date, there was no embedded beneficial conversion attributable to the non-detachable conversion feature embedded in the 2005 Notes since the effective conversion price of the 2005 Notes equalled the fair value of Carling Technology’s ordinary shares on the commitment date of RMB3.42 per share. The estimated fair value of Carling Technology’s ordinary shares at the commitment date was determined by us based on the per share issuance price of Carling Technology’s ordinary shares issued to an independent third party on the commitment date.

2006 Notes

We have determined that at the commitment date of February 23, 2006, the 2006 Notes contained a beneficial conversion feature with an aggregate intrinsic value of RMB175.9 million because RMB15.69 per share, the effective conversion price of the 2006 Notes, was less than RMB29.33 per share, the fair value of Carling Technology’s ordinary shares on the commitment date. The intrinsic value of the beneficial conversion feature of RMB13.64 per share, or RMB175.9 million in aggregate, was recorded as a discount to the carrying value of the 2006 Notes and a corresponding increase to additional paid-in capital. The estimated fair value of Carling Technology’s ordinary shares on the commitment date was determined based on the per share price of ordinary shares traded between several independent third parties near the commitment date. In addition, because the ultimate number of shares to be issued upon conversion is contingent, we will determine any incremental intrinsic value of the conversion when the number of additional shares to be issued is known. On July 6, 2006, as a result of the issuance of share options by us, the number of shares issuable upon conversion increased from 12,897,917 shares to 13,011,943 shares. An aggregate incremental intrinsic value of RMB3.52 million, which represents the additional 114,026 shares to be issued valued at RMB29.33 per share, the fair value of Carling Technology’s ordinary shares on the commitment date of February 23, 2006, was recorded as an additional discount to the carrying value of the 2006 Notes and a corresponding increase to additional paid-in capital.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated statement of income and operating data and each item expressed as a percentage of our total net revenues:

	Year ended December 31,							Nine months ended September 30,
	2004		2005		2006			2006		2007
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in millions, except for percentages, per share and operating data)
Consolidated Statements of Income Data
Revenues:
Biodiesels	125.1	72.7%	224.1	62.1%	698.4	93.2	84.7%	539.6	83.8%	608.9	81.3	82.7%
By-products:
Glycerine and Stearic acid	11.9	6.9%	40.5	11.2%	47.9	6.4	5.8%	37.7	5.8%	38.1	5.1	5.2%
Erucic acid	21.4	12.4%	61.7	17.1%	34.8	4.6	4.2%	31.4	4.9%	38.6	5.2	5.3%
Erucic amide	11.2	6.5%	25.5	7.1%	25.4	3.4	3.1%	21.7	3.4%	34.7	4.6	4.6%
Plant asphalt	2.6	1.5%	6.7	1.9%	12.6	1.7	1.5%	9.3	1.4%	10.5	1.4	1.4%
Refined glycerine	—	—	2.3	0.6%	5.4	0.7	0.7%	4.2	0.7%	5.6	0.7	0.8%

	47.1	27.3%	136.7	37.9%	126.1	16.8	15.3%	104.3	16.2%	127.5	17.0	17.3%

Total revenues	172.2	100%	360.8	100%	824.5	110.0	100%	643.9	100%	736.4	98.3	100%
Cost of revenues:
Direct material cost	72.3	42.0%	163.7	45.4%	411.1	54.9	49.9%	309.8	48.1%	383.7	51.2	52.1%
Depreciation	8.0	4.6%	11.7	3.3%	28.2	3.7	3.4%	19.8	3.1%	25.4	3.4	3.4%
Other	3.1	1.8%	4.5	1.2%	7.4	1.0	0.9%	5.4	0.8%	6.5	0.9	0.9%

Total cost of revenue	83.4	48.4%	179.9	49.9%	446.7	59.6	54.2%	335.0	52.0%	415.6	55.5	56.4%
Gross profit	88.8	51.6%	180.9	50.1%	377.8	50.4	45.8%	308.9	48.0%	320.8	42.8	43.6%
Operating expenses:
Research and development	(0.1)	(0.1)%	(0.1)	—	(1.1)	(0.1)	(0.1)%	(0.7)	(0.1)%	(1.8)	(0.2)	(0.3)%
Selling, general and administrative	(1.7)	(1.0)%	(12.2)	(3.4)%	(43.6)	(5.8)	(5.3)%	(24.0)	(3.8)%	(35.5)	(4.7)	(4.8)%

Total operating expenses	(1.8)	(1.1)%	(12.3)	(3.4)%	(44.7)	(5.9)	(5.4)%	(24.7)	(3.9)%	(37.3)	(4.9)	(5.1)%
Income from operations	87.0	50.5%	168.6	46.7%	333.1	44.5	40.4%	284.2	44.1%	283.5	37.9	38.5%
Other income (expense)
Interest income	—	—	0.2	0.1%	4.5	0.6	0.5%	3.1	0.5%	2.3	0.3	0.3%
Interest expense	(0.9)	(0.5)%	(3.1)	(0.9)%	(3.2)	(0.4)	(0.4)%	(3.2)	(0.5)%	—	—	—
Foreign currency exchange losses	—	—	(0.1)	—	(1.1)	(0.1)	(0.1)%	(0.1)	—	(1.8)	(0.2)	(0.2)%
Other income, net	1.2	0.7%	1.2	0.3%	3.9	0.5	0.5%	4.0	0.6%	2.5	0.3	0.3%

Income before income tax expense	87.3	50.7%	166.8	46.2%	337.2	45.1	40.9%	288.0	44.7%	286.5	38.3	38.9%

Income tax expense	(13.1)	(7.6)%	(14.3)	(3.9)%	(4.4)	(0.6)	(0.5)%	(3.7)	(0.6)%	(36.4)	(4.9)	(4.9)%

Net income	74.2	43.1%	152.5	42.3%	332.8	44.5	40.4%	284.3	44.1%	250.1	33.4	34.0%

Earnings per share
—Basic	0.74		1.48		2.75	0.37		2.37		2.02	0.27
—Diluted	0.74		1.35		2.49	0.33		2.14		1.82	0.24

Consolidated Operating Data
Volume of biodiesel (in tons)	36,045		61,119		158,994			123,650		136,587
Average selling price of biodiesel (in RMB per ton)	3,472		3,667		4,393			4,364		4,458
Volume of by-products(1) (in tons)	5,957		19,632		21,479			17,008		16,818
Average selling price of by-products(1) (in RMB per ton)	7,903		6,962		5,868			6,133		7,581

(1)	By-products are comprised of glycerine, stearic acid, erucic acid, erucic amide, plant asphalt and refined glycerine.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Revenues

Our revenues increased by 14.4% from RMB643.9 million for the nine months ended September 30, 2006 to RMB736.4 million (US$98.3 million) for the nine months ended September 30, 2007. This increase was primarily due to the increase in sales volume of biodiesel by 12,937 tons, representing a 10.5% increase for the nine months ended September 30, 2007 as a result of the full period contribution to production from Fujian Gushan, which started production in February 2006 as well as an increase in the average selling price of our by-products from RMB6,133 (US$819) in 2006 to RMB7,581 (US$1,012) per ton in 2007.

Cost of Revenues

Cost of revenues for the nine months ended September 30, 2007 totalled RMB415.6 million (US$55.5 million), an increase of RMB80.6 million (US$10.8 million) or 24.1%, compared to RMB335.0 million for the nine months ended September 30, 2006. This increase was primarily attributable to increases in raw material costs resulting from our increased production and an increase in the overall average per unit costs for our vegetable oil offal and used cooking oil from RMB1,600 per ton in the nine months ended September 30, 2006 to RMB1,847 (US$247) per ton in the nine months ended September 30, 2007. This increase in the overall average per unit costs was primarily due to the increase in operations at our Fujian plant where the cost of vegetable oil offal was comparatively higher than in other provinces in which we operate, in addition to a general increase in raw material prices. For example, in the nine months ended September 30, 2007, our Fujian plant paid an average price of RMB2,110 (US$282) per ton for vegetable oil offal compared with RMB1,736 (US$232) per ton for our Handan plant and RMB1,264 (US$169) per ton for our Sichuan plant, while the average price of vegetable oil offal and used cooking oil in Sichuan increased from RMB1,130 and RMB2,151 per ton, respectively, in the nine months ended September 30, 2006 to RMB1,264 (US$169) and RMB2,317 (US$309) per ton, respectively, in the nine months ended September 30, 2007. The difference in raw material prices in different regions is a result of the localized market for the raw materials and the limited availability of lower-grade, less expensive raw materials in some provinces, such as Fujian. We believe that the general rise in raw material prices was a result of a general increase in labour and transportation costs (the major costs for our raw material suppliers) as well as the anticipation of an increase in the value of such raw materials resulting from frequent announcements of planned biodiesel production facilities.

As a percentage of our total revenues, our cost of revenues increased from 52.0% in the nine months ended September 30, 2006 to 56.4% in the nine months ended September 30, 2007. The increase was primarily due to the increase in raw material costs as mentioned above offset by an increase in the average selling price of our by-products from RMB6,133 (US$819) to RMB7,581 (US$1,012) per ton.

Gross Profit

As a result of the forgoing, our gross profit for the nine months ended September 30, 2007 totaled RMB320.8 million (US$42.8 million), an increase of RMB11.9 million (US$1.6 million), or 3.9%, compared to RMB308.9 million in the nine months ended September 30, 2006. Our gross margin decreased to 43.6% in the nine months ended September 30, 2007 from 48.0% in the nine months ended September 30, 2006 for the reasons discussed above.

Research and development expenses

Research and development expenses totalled RMB1.8 million (US$0.2 million) in the nine months ended September 30, 2007, an increase of 157.1% from RMB0.7 million in the nine months ended September 30, 2006. This increase was primarily due to an increase of the costs incurred in connection with our joint research and development programs with two research institutions in China.

Selling, general and administrative expenses

Selling, general and administrative expenses for the nine months ended September 30, 2007 totaled RMB35.5 million (US$4.7 million), an increase of 47.9% from RMB24.0 million for the nine month period ended September 30, 2006. This increase was primarily due to the increase in administrative expenses of Fujian Gushan of RMB4.0 million (US$0.5 million), an increase in share-based compensation of RMB5.1 million

(US$0.7 million) and pre-operating expenses of Beijing Gushan and Shanghai Gushan of RMB1.9 million (US$0.3 million). We also incurred professional fees of RMB7.7 million (US$1.0 million), representing 1.1% of revenues, which mainly includes the audit fee of RMB5.2 million (US$0.7 million).

Other income (expense)

Our interest income for the nine months ended September 30, 2007 totaled RMB2.3 million (US$0.3 million), a decrease of RMB0.8 million (US$0.1 million) from RMB3.1 million for the nine months ended September 30, 2006. This decrease was primarily due to a higher proportion of RMB deposits, which carry a lower interest rate than U.S. or Hong Kong Dollar deposits.

Total interest expense for the nine months ended September 30, 2007 was nil, a decrease of RMB3.2 million (US$0.4 million) from RMB3.2 million for the nine months ended September 30, 2006. This decrease was primarily due to all interest being capitalized due to an increase in the amount of construction in progress during the period.

Income tax expense

Income tax expense for the nine months ended September 30, 2007 was RMB36.4 million (US$4.9 million), compared with an expense of RMB3.7 million for the nine months ended September 30, 2006. This increase is primarily the result of the expiration of the exemption from EIT with respect to Sichuan Gushan and Handan Gushan. As of January 1, 2007, the income tax rate applicable to Sichuan Gushan and Handan Gushan increased from 3% to 18% and from 0% to 15%, respectively.

Net Income

Our net income for the nine months ended September 30, 2007 was RMB 250.1 million (US$33.4 million), a decrease of RMB34.3 million (US$4.6 million), or 12.1%, compared to RMB284.4 million for the nine months ended September 30, 2006 for the reasons discussed above.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

Our revenue increased by 128.5% from RMB360.8 million in 2005 to RMB 824.5 million (US$110.0 million) in 2006. This increase was primarily due to the increase in sales volume by 97,875 tons of biodiesel, representing a 160.1% increase, in 2006 as a result of the contribution from our Fujian plant, which commenced operations in February 2006, and the full-year revenue contribution of Handan Gushan, which became our wholly owned subsidiary in June 2005, offset by the decrease in production volume resulting from the suspension in production at our Fujian, Sichuan and Hebei plants for approximately two weeks, one month and two months, respectively, in order to perform technological equipment upgrades. The revenue increase was also due in part to the 1,847 ton increase in sales volume of by-products. The increases in revenues and sales volume of biodiesel in 2006 was due in part to an increase in our annual biodiesel production capacity from 70,000 tons in 2005 to 170,000 tons in 2006. The increase in the average selling price for our biodiesel from RMB3,667 per ton in 2005 to RMB4,393 (US$586.3) per ton in 2006 also contributed to our higher revenues in 2006. The increase in the average selling price of our biodiesel products was facilitated by an increase in diesel prices in China in 2006, which was attributable to an increase in the guidance prices for diesel in China during this period.

These revenue increases were partially offset by a decrease in the average selling price of our by-products from RMB6,962 per ton in 2005 to RMB5,868 (US$783.2) per ton in 2006. The decrease in average selling price of our by-products was primarily due to the decrease in the sales of relatively higher priced by-products such as erucic acid as a proportion of our overall sales.

Cost of revenues

Cost of revenues for 2006 totaled RMB446.7 million (US$59.6 million), an increase of RMB266.8 million (US$35.6 million), or 148.3%, compared to RMB179.9 million in 2005. This increase was primarily attributable to increases in raw material costs resulting from our increased production and an increase in the overall average per unit costs for our vegetable oil offal and used cooking oil from RMB1,284 per ton in 2005 to RMB1,655 per ton in 2006. This increase in the overall average per unit costs was primarily due to our commencement of operations in the Fujian province where the cost of vegetable oil offal was comparatively higher than in other provinces in which we operate and a general increase in raw material prices. For example, in 2006, our Fujian plant paid an average price of RMB1,866 per ton for vegetable oil offal compared with RMB1,658 per ton for our Handan plant and RMB1,171 per ton for our Sichuan plant while the average price of vegetable oil offal and used cooking oil in Sichuan increased from RMB1,026 and RMB1,994 per ton, respectively, in 2005 to RMB1,171 and RMB2,199 per ton, respectively, in 2006. The difference in raw material prices in different regions is a result of the localized market for the raw materials and the limited availability of lower-grade, less expensive raw materials in some provinces, such as Fujian. We believe that the general rise in raw material prices was a result of a general increase in labor and transportation costs (the major costs for our raw material suppliers) as well as the anticipation of an increase in the value of such raw materials resulting from frequent announcements of planned biodiesel production facilities. We also experienced increased depreciation of property, plant, and equipment of RMB28.2 million (US$3.8 million) in 2006 compared to RMB11.7 million in 2005, which was due to our expanded operations after our Fujian plant commenced operations in 2006 and our acquisition of Handan Gushan in June 2005.

As a percentage of our total revenues, our cost of revenues increased from 49.9% in 2005 to 54.2% in 2006. The increase was primarily due to an increase in our biodiesel sales relative to sales of by-products, as biodiesel generally carries a lower gross margin than our by-products. Our biodiesel sales as a percentage of our total revenues increased to 84.7% in 2006 from 62.1% in 2005. The increase in cost of revenues as a percentage of our total revenues also was due to the higher cost of raw materials for our Fujian plant, the full year effect of the higher cost of raw materials for our Handan plant, and the decrease in the average selling price of our by-products from RMB6,962 per ton in 2005 to RMB5,868 per ton in 2006.

Gross profit

As a result of the forgoing, our gross profit for 2006 totaled RMB377.8 million (US$50.4 million), an increase of RMB196.9 million (US$26.3 million), or 108.8%, compared to RMB180.9 million in 2005. Our gross margin decreased to 45.8% in 2006 from 50.1% in 2005 for the reasons discussed above.

Research and development expenses

Research and development expenses totaled RMB1.1 million (US$0.1 million) in 2006, an increase of RMB1.0 million (US$0.1 million) from RMB0.1 million in 2005. This increase was primarily due to the cost incurred in connection with our joint research and development programs with two research institutions in China.

Selling, general and administrative expenses

Selling, general and administrative expenses for 2006 totaled RMB43.6 million (US$5.8 million), representing an increase of RMB31.4 million (US$4.2 million), or 256.6%, compared to RMB12.2 million in 2005. This increase was primarily due to increased professional fees of RMB4.9 million (US$0.7 million) incurred in connection with aborted capital-raising activities, RMB11.6 million (US$1.5 million) for staff welfare and incentive bonuses associated primarily with Fujian Gushan and Handan Gushan, an increase in share-based compensation expenses of RMB6.2 million (US$0.8 million), an increase in staff salary of RMB3.6 million (US$0.5 million) due to our increased number of employees to 288 from 185 in 2005, and an increase in other selling, general and administrative expenses of RMB5.1 million (US$0.7 million) resulting from the increase in our scale of operations.

Other income (expense)

Our interest income for 2006 was RMB4.5 million (US$0.6 million), an increase of RMB4.3 million (US$0.6 million) from RMB0.2 million in 2005. The increase was primarily a result of increases in our bank balances during 2005.

Total interest expense in 2006 was RMB3.2 million (US$0.4 million), compared to RMB3.1 million in 2005. The interest expense in 2005 was mainly attributable to the interest cost relating to our 2005 Notes. The interest expense in 2006 was mainly attributable to the interest cost incurred of RMB20.5 million (US$2.7 million) in amortization of the discount recorded in conjunction with the allocation of proceeds to the fair value of the beneficial conversion feature on our 2006 Notes and the amortization of issuance cost thereof. Of the total interest cost incurred of RMB20.5 million in 2006, RMB18.3 million was capitalized into cost of construction in progress. Our 2005 Notes were fully converted into our ordinary shares in February 2006, and our interest cost incurred on these notes totaled RMB0.9 million (US$0.1 million) in 2006, a decrease of RMB3.0 million (US$0.4 million) from RMB3.9 million in 2005.

In addition, in 2006, the government grant received was RMB4.1 million (US$0.5 million), representing an increase of RMB2.9 million (US$0.4 million) from RMB1.2 million in 2005.

Income tax expense

Income tax expense for 2006 was RMB4.4 million (US$0.6 million), compared with an expense of RMB14.3 million in 2005. In 2006, Handan Gushan and Fujian Gushan were entitled to an exemption from EIT and local income taxes, whereas Sichuan Gushan was entitled to an exemption from EIT and subject to a local income tax rate of 3%. Prior to August 1, 2005, Handan Gushan was subject to tax at a rate of 33% and Sichuan Gushan was subject to tax at a rate of 15%.

Net income

Our net income for 2006 was RMB332.8 million (US$44.4 million), an increase of RMB180.3 million (US$24.1 million), or 118.2%, compared to RMB152.5 million in 2005 for the reasons discussed above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues

Revenues for 2005 were RMB360.8 million, an increase of RMB188.6 million, or 109.5%, compared to RMB172.2 million in 2004. This increase was primarily due to the increase in sales volume of biodiesel and by-products by 25,074 tons, or 69.6%, and 13,675 tons, or 229.6%, respectively, in 2005 as a result of increased capacity due to the contribution from Handan Gushan, which we acquired in June 2005. As a result of this acquisition, our annual production capacity increased from 40,000 tons in 2004 to 70,000 tons in 2005, which allowed us to increase our sales volume substantially. In addition, we were able to raise the average selling price of our biodiesel from RMB3,472 per ton in 2004 to RMB3,667 per ton in 2005 because the guidance price for diesel in China increased during this period.

The revenue increase was partially offset by a decrease in the average selling price of our by-products, from RMB7,903 per ton in 2004 to RMB6,962 per ton in 2005. The decrease in the average selling price of our by-products was primarily due to the decrease in the sales of relatively higher priced by-products, such as erucic acid, as a proportion of our overall sales. Raw materials containing rapeseed were locally available only to our Sichuan facilities, so our ability to produce higher priced by-products at our other plants was limited.

Cost of revenues

Cost of revenue for 2005 totaled RMB179.9 million, an increase of RMB96.5 million, or 115.7%, compared to RMB83.4 million in 2004, primarily due to increased raw material costs resulting from our expanded production following our acquisition of Handan Gushan in June 2005. Our raw material costs also rose because the cost of our raw materials vary among the regions of China in which we operate, and due to a general increase in our overall average costs per unit for vegetable oil offal and used cooking oil from RMB1,096 per ton in 2004 to RMB1,284 per ton in 2005. As the market price of vegetable oil offal is comparatively higher in Handan compared to Sichuan, Handan Gushan incurred a higher cost of revenue than Sichuan Gushan. As a percentage of our total revenues, our cost of revenues increased from 48.4% to 49.9% during the same period. The increase was primarily due to the higher cost of raw materials for our Handan plant and the decrease in the average selling price of our by-products.

Gross profit

As a result of the forgoing, our gross profit for 2005 totaled RMB180.9 million, an increase of RMB92.1 million, or 103.6%, compared to RMB88.8 million in 2004. Our gross margin decreased slightly to 50.1% in 2005 from 51.6% in 2004 for the reasons discussed above.

Selling, general and administrative expenses

Selling, general and administrative expenses in 2005 totaled RMB12.2 million, an increase of RMB10.5 million, compared with RMB1.7 million in 2004. The increase primarily was due to our acquisition of Handan Gushan in June 2005, expenses of RMB1.0 million incurred with respect to the opening of our office in Hong Kong in 2005, an increase in professional fees of RMB1.2 million for audit-related services and RMB4.2 million in relation to our re-organization of Sichuan Gushan. Our salary costs increased in 2005 due to staff welfare and incentive bonuses of RMB2.2 million for Handan Gushan in that year. Other administrative expenses generally increased in line with the increase in our scale of operations.

Other income, net

Total interest expense incurred in 2005 totaled RMB4.7 million, an increase of RMB3.4 million from RMB1.3 million in 2004. The increase mainly represented interest expenses arising from the issuance of the 2005 Notes in 2005.

The government grant received from the local PRC government was RMB1.2 million in both 2004 and 2005.

Income tax expenses

Income tax expense for 2005 was RMB14.3 million, an increase of RMB1.2 million, or 9.2%, from RMB13.1 million in 2004. Our effective tax rate in 2005 was 8.5%, compared with 15.0% in 2004, primarily due to the commencement of tax exemptions for Sichuan Gushan and Handan Gushan in August 2005.

Net income

Our net income for 2005 was RMB152.5 million, an increase of RMB78.3 million, or 105.6%, compared to RMB74.2 million in 2004, primarily due to the reasons discussed above.

Liquidity And Capital Resources

We have historically met the majority of our working capital and other capital requirements principally from cash generated from operations, while raising the remainder of our requirements primarily through equity contributions from our shareholders, and the issuance of the 2005 Notes and the 2006 Notes and bank borrowings. As of December 31, 2005 and 2006 and September 30, 2007, we had RMB12.2 million, RMB275.1 million (US$36.7 million) and RMB400.5 million (US$53.5 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of interest bearing bank deposits denominated in RMB and HKD placed with licensed banks in China and Hong Kong. In May 2005 we issued the 2005 Notes, with a principal amount of HK$60 million, to two investors. The 2005 Notes bore interest at 10% per annum, payable upon redemption but not conversion. The 2005 Notes were converted into 18,570,000 common shares of Carling Technology in February 2006. In February 2006, we issued the 2006 Notes, with a principal amount of US$25 million, to two investors and their affiliates. The 2006 Notes are non-interest bearing and will convert into our ordinary shares prior to the completion of this offering. Under our typical terms with our suppliers, we settle payments within 30 days. In an attempt to ensure adequate supplies and to better support the working capital needs of our suppliers, we have sought to settle our payables with our raw material suppliers over a shorter period of time, typically three to seven days, or in the form of prepayment.

Other than the remaining outstanding US$5.0 million 2006 Notes, which have not yet been converted and which will mandatorily convert into 2,602,388 ordinary shares prior to completion of this offering, we currently have no long-term or short-term borrowings outstanding and no general facilities with any bank or other financial institution. In the future, we anticipate that our primary sources of liquidity will be cash provided by operations, bank loans, and the proceeds of debt or equity capital markets transactions, if necessary.

We note that the ability of our PRC operating subsidiaries to pay dividends may be restricted by PRC foreign exchange control restrictions. Each of Shanghai Gushan, Beijing Gushan, Fujian Gushan and Sichuan Gushan, as a wholly-owned foreign enterprise, is required under PRC laws and regulations to provide for a statutory surplus reserve fund. Each of these subsidiaries is required to allocate at least 10% of its after tax profits as reported in its PRC statutory financial statements to the general reserve and have the right to discontinue allocations to the general reserve once the reserve balance has reached 50% of its registered capital. These statutory reserves are not available for distribution to the shareholders, except in a liquidation, and may not be transferred in the form of loans, advances, or cash dividends. Handan Gushan, as a sino-foreign joint equity enterprise, is required by its articles of association to allocate at least 5% of its after-tax profit to each of its reserve fund, its enterprise development fund and its staff and workers’ bonus and welfare fund. As of September 30, 2007, the amount of these restricted portions was RMB54.2 million (US$7.2 million) in total for our PRC subsidiaries. Limitations on the ability of our PRC subsidiaries or affiliated PRC entities to transfer funds to our intermediate holding companies and to us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, and otherwise fund and conduct our business.

The following table summarizes our cash flows for each of the periods indicated:

	Year ended December 31,				Nine months ended September 30,
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	84,976	148,129	344,350	45,957	268,544	339,158	45,265
Net cash used in investing activities	(40,710)	(158,733)	(264,754)	(35,334)	(222,948)	(211,728)	(28,258)
Net cash (used in) provided by financing activities	(42,436)	21,811	189,493	25,290	189,297	(196)	(26)
Effect of foreign exchange rate changes	—	(1,208)	(6,186)	(825)	(4,106)	(1,898)	(253)

Net increase in cash and cash equivalents	1,830	9,999	262,903	35,088	230,787	125,336	16,728
Cash and cash equivalents, beginning of year	410	2,240	12,239	1,633	12,239	275,142	36,721

Cash and cash equivalents, end of year or period	2,240	12,239	275,142	36,721	243,026	400,478	53,449

Operating activities

Our net cash inflow from operating activities for the nine months ended September 30, 2007 was RMB339.2 million (US$45.3 million) compared to RMB268.5 million for the nine months ended September 30, 2006. The increase in net cash inflow from operating activities was primarily due to the combined effect of an increase in sales revenue in the nine months ended September 30, 2007 as a result of the full period sales contribution from the our Fujian plant, which commenced operation in February 2006, and an increase in the average selling price of our biodiesel. This increase, however, was offset by both an increase in the aggregate expenditure on raw materials as a result of increased production and an increase in per unit costs for our raw materials. The increase in net cash flow was further offset by an increase in our income tax due to the expiration of the exemption from EIT with respect to Sichuan Gushan and Handan Gushan during this period and, to a lesser extent, by an increase in the selling, general and administrative costs of Fujian Gushan and pre-opening costs of our Beijing Gushan and Shanghai Gushan facilities. The increase in the net cash inflow from operating activities for the nine months ended September 30, 2007 was also the result of a decrease in working capital, and in particular a decrease of RMB11.5 million in inventory levels resulting from an intentional build up of inventory levels in 2006 in anticipation of raw material price increases. The increase in accounts payable resulted from payables of RMB21.2 million relating to the purchase of plant and equipment for the new Beijing and Shanghai facilities and the expansion of production capacity at our Sichuan plant during the nine month period ended September 30, 2007. Accrued expenses and other payables increased primarily due to increased payables on the purchase of land use rights of RMB6.4 million in Beijing and an increase of RMB4.7 million in VAT payables as a result of our increased revenues.

Our net cash inflow from operating activities for the year ended December 31, 2006 was RMB344.4 (US$46.0 million) compared to RMB148.1 million for the year ended December 31, 2005. The increase in net cash inflow from operating activities was primarily due to the combined effect of an increase in revenues as a result of the contribution from our Fujian plant, which commenced operation in February 2006, and the full year contribution of Handan Gushan in 2006, as well as an increase in the average selling price of our biodiesel. The addition of the Fujian plant in 2006 added 100,000 tons of biodiesel production capacity to our total production capacity of 70,000 tons as of the end of 2005. The increase is also, to a lesser extent, the result of tax exemptions applicable to Handan Gushan and Fujian Gushan with respect to EIT and local income taxes and EIT exemptions applicable to Sichuan Gushan. This increase, however, was offset by both an increase in the aggregate expenditure on raw materials as a result of increased production and an increase in per unit costs for our raw materials. We also experienced an increase in selling, general and administrative costs due to professional fees incurred in connection with aborted capital-raising activities and an increase in overhead costs as a result of the addition of new employees. The increase in net cash inflow from operating activities for 2006 was offset by an increase in working capital, in particular an increase of RMB32.1 million in the amount of inventories carried in 2006 due to the commencement of operation of Fujian Gushan in February 6, 2006 and the intentional built up of inventories of raw materials in 2006 in Fujian in anticipation of raw material price increase. Such increase was, however, partially offset by an increase in the accrued expenses and other payables due primarily to increases of RMB11.6 million in provisions for staff welfare and incentive bonuses as a result of the opening of the Fujian facility and the full year operation of Handan Gushan.

Our net cash inflow from operating activities for the year ended December 31, 2005 was RMB148.1 million (US$19.8 million) compared to RMB85.0 million for the year ended December 31, 2004. The increase in the net cash inflow from operating activities was primarily due to the combined effect of the increase in revenues from the contribution of Handan Gushan, which was acquired in June 2005, as well as an increase in the average selling price of our biodiesel. The acquisition of Handan Gushan increased our production capacity from 40,000 tons in 2004 to 70,000 tons in 2005. However, the increase in net cash inflows was partially offset by an increase in the aggregate expenditure on raw materials as a result of an increase in production and an increase in per unit costs for our raw materials. We also experienced an increase in selling, general and administrative costs due to the acquisition of Handan Gushan, the reorganization of Sichuan Gushan and increased administrative expenses due to an increase in the scale of operations. In addition, our income tax increased in 2005 due to our higher taxable income. The increase in net cash inflow from operating activities for 2005 was further offset by an increase in working capital, in particular a decrease in accrued expenses and other payables due to the settlement of RMB19.7 million of payables acquired in connection with the acquisition of Handan Gushan and an increase in accounts receivables due to the same acquisition.

Investing activities

For the nine months ended September 30, 2007 we had a net cash outflow of RMB211.7 million (US$28.3 million) from investing activities from the purchase of property, plant and equipment of RMB193.3 million (US$25.8 million) and payment for land use rights of RMB18.4 million (US$2.5 million) in connection with the future operations of Beijing Gushan and Shanghai Gushan.

In 2006, we had a net cash outflow of RMB264.8 million (US$35.3 million) from investing activities, primarily due to the payment of RMB245.2 million (US$32.7 million) in capital expenditures for construction of facilities in Fujian and Beijing and technology upgrades at our Sichuan and Handan plants, and RMB19.5 million (US$2.6 million) related to the purchase of land use rights for Fujian Gushan, Beijing Gushan and Shanghai Gushan.

In 2005, we had a net cash outflow of RMB158.7 million from investing activities, primarily due to RMB153.4 million used for capital expenditures relating to construction of our Fujian plant and the addition of a new production line in Sichuan, RMB2.3 million related to the purchase of land use rights for our Fujian plant, and RMB3.0 million due to the acquisition of Handan Gushan.

In 2004, we had a net cash outflow of RMB40.7 million from investing activities, due to RMB40.7 million used on production capacity expansion for Sichuan Gushan.

Financing activities

In the nine months ended September 30, 2007 we had a net cash outflow of RMB196,000 (US$26,158), which constituted a repayment owed to a shareholder. Other than this repayment, there have been no cash flows in the nine months ended September 30, 2007 generated from or used in financing activities.

In 2006, we had a net cash inflow of RMB189.5 million (US$25.3 million) from financing activities primarily due to the proceeds from the issuance of the 2006 Notes in February 2006, which was partly offset by the related issuance costs of RMB8.7 million (US$1.2 million) and repayment of short term bank loans of RMB5.0 million (US$0.7 million).

In 2005, we had a net cash inflow of RMB21.8 million from financing activities, primarily from proceeds from the issue of the 2005 Notes, proceeds from the issue of shares of RMB21.3 million, the repayment of advances made to a related party of RMB3.7 million, advances received from a related party of RMB4.3 million, and new short term bank loans of RMB5.0 million, which were partially offset by dividends paid of RMB9.4 million by Sichuan Gushan to their then shareholders, repayment of bank loans of RMB13.0 million, advances made to a related party of RMB29.2 million and repayment of advances received from related parties of RMB24.7 million. The 2005 Notes were converted into 18,570,000 common shares of Carling Technology in February 2006.

In 2004, we had a net cash outflow of RMB42.4 million from financing activities, primarily due to the payment of dividends of RMB33.3 million by Sichuan Gushan to its shareholders, advances made to related parties of RMB42.2 million, repayment of bank loans of RMB10.0 million, partially offset by proceeds of advances received from related parties of RMB1.5 million, proceeds from repayment of advances made to related parties of RMB25.6 million, proceeds from a related party loan of RMB3.0 million and proceeds from new bank loans of RMB13.0 million.

Capital Expenditures

Our capital expenditures are principally comprised of purchases of property, plant and equipment for expansion of our production facilities. In 2004, 2005 and 2006, we funded our capital expenditures primarily through cash flows from operating activities and the proceeds of bank borrowings, equity issuance and issuance of the 2005 Notes and the 2006 Notes. We intend to fund our future capital expenditures through cash flows from operations and the net proceeds from this offering. The following table sets forth our capital expenditures by plant locations for the periods indicated:

	Year ended December 31,				Nine months ended September 30,
	2004	2005	2006		2006	2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Sichuan Gushan	40.3	12.9	19.0	2.5	18.8	46.4	6.2
Fujian Gushan	—	138.4	118.2	15.8	110.1	18.0	2.4
Handan Gushan(1)	—	0.5	17.8	2.4	17.8	0.3	0.1
Beijing Gushan	—	—	90.2	12.0	—	59.2	7.9
Shanghai Gushan	—	—	—	—	—	5.1	0.7
Capitalization of interest cost incurred	0.4	1.6	18.3	2.4	11.9	32.5	4.3

Total	40.7	153.4	263.5	35.1	158.6	161.5	21.6

(1)	We consolidated Handan Gushan beginning in June 2005.

Consistent with our strategy to expand our production capacity:

•

We incurred RMB161.5 million (US$21.6 million) of capital expenditure in the nine months ended September 30, 2007, primarily composed of RMB46.4 million (US$6.2 million) for the expansion of our production capacity in Sichuan by 20,000 tons, RMB18 million (US$2.4 million) for an infrastructure upgrade in Fujian, and RMB59.2 million (US$7.9 million) and RMB5.1 million (US$0.7 million) for the construction of our production facilities in Beijing and Shanghai, respectively.

•

we incurred RMB118.2 million (US$15.8 million) of capital expenditures in 2006 to complete the construction of our production facilities in Fujian, which construction work commenced in 2005. These expenditures allowed us to expand our production capacity for biodiesel by 100,000 tons per year. We incurred RMB90.2 million (US$12 million) for constructing our production facilities in Beijing and RMB36.8 million (US$4.9 million) for upgrading our production facilities in Handan and Sichuan.

•	we incurred RMB138.4 million capital expenditures in 2005 for construction of our production facilities in Fujian, RMB12.9 million in Sichuan and RMB0.5 million in Handan.

•

we used our capital expenditures for the year ended December 31, 2004 of RMB40.3 million for the expansion of our Sichuan facilities, from 10,000 tons to 40,000 tons per year, enabling us to produce certain by-products, including erucic amide and stearic acid.

Estimated Capital Expenditures for 2007 and 2008

We currently estimate our capital expenditures to be approximately RMB397 million (US$53.0 million) for 2007 and RMB863 million (US$115.2 million) for 2008, which will be used for construction of our production facilities in Beijing, Shanghai, Chongqing and Hunan, and expansion of our production facilities in Sichuan. For the nine months ended September 30, 2007, we made capital expenditures of RMB129 million (US$17.2 million) excluding capitalized interest cost. The actual amounts of expenditures may vary from the estimated amounts for a variety of reasons, including changes in market conditions and other factors. We believe that our current cash and cash equivalents, anticipated cash flow from our operations and proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or to borrow from lending institutions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Contractual Obligations Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2006:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
	(Amounts in millions)
Convertible notes payable to noteholders	195.0	—	195.0	—	—
Capital commitment in respect of the acquisition of land use rights	19.5	19.5	—	—	—
Capital commitment in respect of the acquisition of property, plant and equipment	24.2	24.2	—	—	—
Operating lease commitments	1.0	0.9	0.1	—	—
Commitment for co-operative research and development project	2.2	2.2	—	—	—

Total	241.9	46.8	195.1	—	—

We have raw materials supply contracts with a duration of one to three years under which we purchase raw materials from our suppliers. Pursuant to the contracts, the purchase prices are renegotiated periodically. As of December 31, 2006, we had agreed to purchase an aggregate of 316,692 tons of raw materials through June 30, 2009.

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2007:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
	(Amounts in millions)
Convertible notes payable to noteholders	187.8	—	187.8	—	—
Capital commitment in respect of the acquisition of land use rights	6.8	6.8	—	—	—
Capital commitment in respect of the acquisition of property, plant and equipment	167.9	167.9	—	—	—
Operating lease commitments	0.6	0.6	—	—	—
Commitment for co-operative research and development project	0.9	0.9	—	—	—

Total	364.0	176.2	187.8	—	—

As of September 30, 2007, we had agreed to purchase an aggregate of 191,480 tons of raw materials through June 30, 2009.

Market Risks

We are exposed to various types of market risks, including changes in interest rates, foreign exchange rates and inflation in the normal course of business.

Interest rate risk

We are subject to risks resulting from fluctuations in interest rates on our bank balances. A substantial portion of our cash is held in China in interest bearing bank deposits and denominated in RMB and HKD. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates will increase the cost of new debt. We do not currently use any derivative instruments to manage our interest rate risk.

Commodity price risk

We are subject to risks resulting from fluctuations in the prices of our raw materials as well as market prices for diesel, which affect prices of our biodiesel products. The price of our raw materials, which primarily consist of vegetable oil offal and used cooking oil, vary from one region to another and may be affected by demand for such materials from other users, including other biodiesel producers. We price our biodiesel based on the market price for diesel. The market price for diesel is affected by the price for crude oil. As a result, changes in global prices of crude oil, any interruption in the supply of crude oil or any governmental regulation of the price of diesel may have a material effect on the selling price of our biodiesel products. Over the past three years, crude oil prices have fluctuated significantly. Nonetheless, the PRC diesel guidance price historically has insulated the selling price of diesel in China from short-term fluctuations in crude oil prices.

Foreign exchange risk

We carry out the majority of our transactions in Renminbi. Therefore, we have limited exposure to foreign exchange fluctuations. A substantial portion of our cash is held in China in interest bearing bank deposits and denominated in RMB. We also have US$5.0 million outstanding under the 2006 Notes. In addition, the depositary will convert any cash dividend or other cash distribution we pay on our ordinary shares into U.S. dollars, to the extent it is legally permitted. The Renminbi is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value of any dividends we declare. See “Risk Factors—PRC laws and foreign exchange controls may affect our ability to receive dividends and other payments from our PRC subsidiaries.”

Inflation risk

In recent years, China has not experienced significant inflation or deflation and thus inflation and deflation have not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Recent Accounting Pronouncements

FASB Interpretation No. 48

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position if, based on the technical merits of the position, that position is more likely than not of being sustained upon examination. The adoption of FIN 48 on January 1, 2007 had no impact on our results of operations or financial position.

FASB Statement No. 157

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, or SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measurement of fair value, and enhances disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fair value measurements already required or permitted by other standards for fiscal years beginning after November 15, 2007 and is required to be adopted by us on January 1, 2008. Although we will continue to evaluate the application of SFAS 157, we do not currently believe the adoption of SFAS 157 will have a material impact on our results of operations or financial position.

FASB Statement No. 159

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, or SFAS 159, Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 will be effective for us on January 1, 2008, although earlier adoption is permitted. We are currently evaluating whether to elect the fair value option, as permitted under SFAS 159.

INDUSTRY BACKGROUND

Biodiesel Overview

Biodiesel is a clean-burning, biodegradable and renewable fuel produced from a variety of feedstocks, such as vegetable oils, animal fats and recycled cooking oils. Biodiesel is primarily used as an energy source and is typically consumed in a blend with diesel comprising 20% biodiesel and 80% diesel. It can be used to power a wide range of diesel vehicles, including trucks, mass transit vehicles and marine vessels. In addition, biodiesel can be used in all compression-ignition engines without engine modification. Compared with diesel, biodiesel enjoys certain distinct advantages, including being non-toxic and bio-degradable and virtually free of sulfur and aromatics with approximately 50% less carbon dioxide emissions than diesel. Together with its competitive price, these qualities make biodiesel a practical alternative to conventional petroleum-based fuels, which are increasingly disfavored by government regulators and members of the public as environmental awareness increases and prices for petroleum-based fuel increases globally.

Biodiesel Refining Process and Feedstocks

Biodiesel is typically produced by reacting organically derived fats, oils and greases with an alcohol, typically methanol, with the application of heat and in the presence of a base catalyst, typically sodium or potassium hydroxide, to form biodiesel and glycerine. The entire process typically can be completed in less than approximately six hours from start to the production of finished biodiesel. Biodiesel production costs depend significantly on feedstock costs. Typically, the costs of fats, oils or greases used to make biodiesel represent approximately 70% to 80% of total production costs. To produce biodiesel on a cost-efficient basis, a producer must have access to low-cost feedstocks and use an efficient production process. Suitable feedstocks for biodiesel production include vegetable oils, animal fats and used cooking oil.

Environmental and Safety Benefits

Biodiesel is a clean-burning fuel that provides numerous emissions benefits as compared to diesel, including:

•	very low sulfur content;

•	significantly lower exhaust particulates and hydrocarbons;

•	significantly lower lifecycle greenhouse gas emissions; and

•	non-toxicity.

According to the National Biodiesel Board of the United States, biodiesel compares favorably with diesel for emissions impact. The following charts set forth the emission reduction levels of biodiesel compared to diesel:

Source: National Biodiesel Board of the United States, 2002.

Biodiesel degrades approximately four times faster than diesel, making it especially suitable for marine or farm applications. Dextrose, a test sugar used as the positive control when testing biodegradability, degrades at approximately the same rate as biodiesel. Blending biodiesel with diesel also accelerates the biodegradability of the blend.

Biodiesel also represents a safer alternative to conventional fuels due to its higher flash point for ignition. A fuel’s flash point is the lowest temperature at which the vapor above a combustible liquid can be ignited. Biodiesel’s flash point is over 127 degrees Celsius, well above diesel’s flashpoint of approximately 52 degrees Celsius. Test results demonstrate that the flash point of biodiesel blends increases as the percentage of biodiesel increases. As such, under normal conditions, biodiesel and biodiesel blends may be safer to store, handle and use than diesel.

Performance Benefits

Biodiesel also enjoys certain performance advantages as compared to diesel. It provides superior fuel lubricity, even at very low blending levels. Sufficient fuel lubricity reduces equipment wear and prevents premature engine breakdown. Bench scale testing has shown that even 1% biodiesel content can improve the fuel lubricity of diesel by up to 65%, which improvement increases as the percentage of biodiesel increases, although exact results will vary depending on the properties of the diesel.

Key Challenges of Biodiesel Applications

Challenges to using biodiesel relative to diesel include potential increased production of nitrogen dioxide during combustion, decreased performance in cold weather conditions due in part to the flash point, potential reduced fuel economy, a lack of uniform standards among automobile manufacturers regarding appropriate maximum percentages for blending biodiesel and potential increased wear of rubber engine components, including engine seals, caused by higher percentage blends of biodiesel.

Competing Alternative Technologies and Energy Sources

The biodiesel industry faces competition from efficiency enhancing technologies and other alternative energy sources, including hybrid vehicles and liquefied natural gas. A hybrid vehicle uses multiple propulsion systems to provide motive power. The most common hybrids use conventional petroleum-based gasoline or diesel to power an internal-combustion engine and electric batteries to power electric motors. Modern mass-produced hybrids recharge their batteries by capturing energy from the internal-combustion engine as well as from regenerative braking. Nearly all hybrids still require conventional petroleum-based gasoline or diesel as their fuel source, though other fuels such as ethanol or plant-based oils are sometimes used. Ethanol is a type of alcohol that is primarily used as a blend component and biofuel alternative to gasoline in vehicles and can be made from a variety of agricultural feedstocks, such as corn and sugar cane. Ethanol historically has been blended with gasoline to increase octane and reduce tailpipe emissions. A number of provinces in China permit ethanol and gasoline blends.

In addition to hybrid vehicles, several manufacturers produce vehicles powered by liquefied natural gas, or LNG. Natural gas is a clean-burning fossil fuel that produces less emissions and fewer pollutants than coal and oil. LNG is neither corrosive nor toxic. A majority of the world’s LNG supply comes from countries with large natural gas reserves.

Global Biodiesel Market

Due to higher fossil fuel prices, worsening air pollution and increasing oil consumption, many governments have enacted incentives promoting the use of renewable and alternative energy sources. We believe that such environmental concerns have provided a major impetus for the 51% CAGR of the global biodiesel market from 1991 to 2005 according to Vital Signs 2007-2008, a Worldwatch Institute report. Although biodiesel currently represents only a small fraction of global fuel consumption, it is forecast to capture an increasing share of global fuel consumption in future periods. According to Bio-era, an independent research provider, the global biodiesel market will experience an estimated 30% CAGR in production between 2005 and 2010. With its advantageous features, biodiesel is expected to play a more significant role in the rapidly growing global energy sector.

China’s Domestic Biodiesel Market

We expect demand for biodiesel in China to continue to grow rapidly due primarily to China’s expanding economy, increased demand for energy, undersupply of domestic crude oil and increasing diesel guidance price. In addition, China’s biodiesel industry is still in an early stage of development and recent indications suggest future PRC government support for this industry.

Rapidly Expanding Economy

China’s economy has expanded rapidly since the PRC government introduced economic reforms in the late 1970s. China’s accession to the World Trade Organization in 2001 further accelerated the reform. China’s GDP has increased from approximately RMB7.1 trillion in 1996 to RMB20.9 (US$2.79) trillion in 2006, representing a CAGR of approximately 11%, and its per capita GDP has increased from RMB5,846 to RMB15,973 (US$2,131.78) over the same period, according to the National Bureau of Statistics of China. The expanding PRC economy has also led to a rapid increase in personal disposable income. Over the past 10 years, per capita annual disposable income of urban households in China increased from RMB4,839 in 1996 to RMB11,759 (US$1,569.37) in 2006, representing a CAGR of approximately 9%, according to the National Bureau of Statistics of China. In part due to this increased disposable income, the number of vehicles in China has also increased significantly from 11 million vehicles in 1996 to 36.9 million vehicles in 2006, according to the China Statistical Yearbook. In addition, China’s rapid industrialization, coupled with accelerating global demand for China’s exported products in recent years, have been key drivers behind increased demand for ocean freight services.

Increasing Demand for Energy and Domestic Undersupply of Crude Oil

China’s rapidly growing economy has significantly increased its demand for energy. Since 1996, China has experienced a CAGR of 9% and 13% in the per capita disposable income of urban households and the number of civil motor trucks and vehicles in China, respectively, each according to the China Statistical Yearbook. China’s domestic energy consumption remains high, and China ranked as the world’s second-largest consumer and third-largest net importer of oil in 2006, according to the Energy Information Administration, a statistical agency of the U.S. Department of Energy. With this imbalance between the supply and demand of crude oil in China, net imports of crude oil are expected to increase further in coming years. The following charts set forth additional information regarding this imbalance as well as total diesel sales volume in China for the periods indicated:

Increasing Diesel Guidance Price in China

With strong global energy demand and the fear of supply shortages, the price of crude oil increased 195.3% from US$30.48 (equivalent to approximately RMB228.38) per barrel as of January 1, 2004 to US$90.01 (equivalent to approximately RMB674.43) per barrel as of November 1, 2007, and reached a historical high of US$90.29 (equivalent to approximately RMB676.52) as of October 31, 2007. At the same time, the PRC’s Beijing guidance price for diesel, which establishes a range for retail prices for industry participants, increased from RMB3,275 (US$437.09) per ton in January 2004 to RMB5,665 (US$756.06) per ton in November 2007.

Compared to the retail diesel price in the United States, which was approximately RMB7,781 (US$1,038.46) per ton in November, 2007, the Beijing guidance price of diesel in China represented a significant discount to prevailing global market prices. Historically, in an effort to stabilize domestic energy prices, the PRC government has provided subsidies to oil refineries to maintain prices of diesel at levels lower than international prices. However, with recent upward adjustments of the PRC’s guidance price for diesel, the retail price of diesel in China has moved toward a price more consistent with international diesel price trends.

Historical China and U.S.

Diesel Price Comparison

(1)	Beijing prices
(2)	Per ton information for No. 2 U.S. diesel retail price is calculated based on the conversion of per gallon data at a rate of 1 ton equal to 314.40 gallons.
Source:	NDRC; U.S. Energy Information Administration

Early Stage of China’s Biodiesel Industry

China’s biodiesel industry remains in an early stage with biodiesel production currently representing only a small portion of China’s annual diesel production. Given the rapid growth of China’s crude oil consumption and the existing imbalance between supply and demand, we believe demand for biodiesel will continue to grow. We expect growth to accelerate as the use of diesel engines and the volume of marine vessel traffic in the PRC increases.

As the PRC biodiesel market grows, large international producers as well as large and small domestic producers are expected to enter the market. Large-scale, domestic biodiesel producers have not expanded significantly into the domestic biodiesel market, however, such expansion may occur in the future and could be rapid due to relatively short development processes to build production facilities and scale operations. The primary domestic biodiesel producers include China Biodiesel International Holdings, East River Energy Resources, SINOPEC, CNOOC, and PetroChina, several of which possess significant financial resources and are partially owned by the PRC government.

PRC Government Support

In response to China’s increasing environmental awareness, the PRC government has begun to encourage renewable energy consumption and has implemented various policies to support the production of biodiesel. The Medium and Long Term Development Plan is oriented toward the development of renewable sources of energy, including bioliquid fuels. Under the plan, by 2020, China plans to increase its consumption of biofuel, of which two million tons are estimated to be biodiesel, and its proportion of renewable energy consumption to approximately 15% of China’s total energy consumption from approximately 7.5% in 2005. The renewable energy sector also provides local governments with a new investment area that could stimulate economic growth.

Biodiesel is classified as an “encouraged industry” by the National Development and Reform Commission of the PRC and the Ministry of Commerce. Businesses engaged in biodiesel production are entitled to receive certain benefits and incentives extended by the government, such as grants and interest-free loans.

BUSINESS

Overview

We are the largest biodiesel producer in China as measured by annual production capacity in 2006, according to Frost & Sullivan, a market research and consulting firm. We believe we were one of the first commercial biodiesel producers in China when we commenced operations in 2001. We have experienced substantial growth in recent years. Our aggregate annual biodiesel production capacity increased from 40,000 tons in 2004 to 70,000 tons, 170,000 tons and 190,000 tons as of December 31, 2005 and 2006 and November 1, 2007, respectively. We target to increase our annual production capacity to 400,000 tons by the end of 2008. We produced and sold 36,045, 61,119 and 158,994 tons of biodiesel in 2004, 2005 and 2006, respectively, and 136,587 tons of biodiesel in the nine months ended September 30, 2007.

Our revenues and net income increased substantially during the same period. We generated revenues of RMB172.2 million, RMB360.8 million and RMB824.5 million (US$110.0 million) in 2004, 2005 and 2006, respectively, representing a CAGR of 118.8%, and generated revenues of RMB736.4 million (US$98.3 million) for the nine months ended on September 30, 2007. We achieved net income of RMB74.2 million, RMB152.5 million and RMB332.8 million (US$44.4 million) in 2004, 2005 and 2006, respectively, representing a CAGR of 111.8%, and recorded net income of RMB250.1 million (US$33.4 million) for the nine months ended on September 30, 2007. We expect to incur non-cash interest expenses in the fourth quarter of 2007 in an aggregate amount of approximately RMB109.2 million in connection with the conversion of our 2006 Notes. As a result of these interest expenses, we expect our net income for 2007 to decrease compared to our net income for 2006.

We produce biodiesel and by-products of biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Biodiesel is a renewable, clean-burning and biodegradable fuel produced from a variety of feedstocks, such as vegetable oil, animal fat and recycled cooking oil. Biodiesel is used to fuel a wide range of diesel engines, typically after blending with diesel, including diesel engines found in trucks, mass transit vehicles, marine vessels and generators. The by-products of our biodiesel production have numerous commercial applications in the food, pharmaceutical and manufacturing industries.

We pursue technological innovations and improvements to our manufacturing methods and processes. We have obtained a patent in China for a biodiesel manufacturing method invented by us and have six pending patent applications in China relating to methods of producing biodiesel and different types of by-products of biodiesel production. In addition, we have entered into technology cooperation agreements with research institutions in China to develop new techniques for the cultivation and processing of raw materials for biodiesel production. We believe our emphasis on technological innovations and production efficiency has contributed significantly to our leading position in the biodiesel industry in China.

We sell our products in China to direct users, including marine vessel operators, in addition to petroleum wholesalers and individual retail gas stations. Our solid reputation in the biodiesel industry in China, together with our established track record for consistently providing products in large quantities, have enabled us to expand our customer base by retaining existing customers and acquiring new customers.

We primarily use vegetable oil offal and used cooking oil to produce biodiesel. We acquire the raw materials supply for each of our production facilities primarily from local suppliers. Our ability to acquire significant quantities of raw materials and make prompt payments have enabled us to establish strong relationships with our suppliers. These relationships in turn have allowed us to leverage our purchasing power to secure raw materials on favorable pricing and delivery terms.

Our Strengths

We believe that the following strengths have contributed to our competitive position in China:

Largest biodiesel producer in China with early-mover advantage

According to Frost & Sullivan, we are the largest biodiesel producer in China, as measured by annual biodiesel production capacity, with an annual biodiesel production capacity of 190,000 tons. We target to increase our annual biodiesel production capacity to 400,000 tons by the end of 2008 through expansion into Beijing, Shanghai, Hunan and Chongqing. We believe we were among the first companies in China to produce biodiesel on a commercial scale, and this early-mover advantage in China and our reputation for high quality products has assisted us to establish numerous strong customer and supplier relationships and expand our relationships with our existing customers. We believe we are well positioned to leverage our increasing scale, expand our customer base and meet China’s growing demand for biodiesel and related chemical by-products.

Efficient proprietary production technology

We pursue technological improvements to our manufacturing processes through our strong in-house development team and have obtained an invention patent for our biodiesel manufacturing process. In addition, we have entered into technology cooperation agreements with the Fujian Chemistry Science and Technology Research Institute and the Resource and Environmental Research Institute of Fuzhou University to develop new techniques for the cultivation and processing of raw materials for biodiesel production. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency. Our combination of trade secrets and proprietary production technology enables us to use lower-cost feedstock, including vegetable oil offal and used cooking oil, as compared to the high-value food-grade vegetable oils used by many of our international and domestic competitors. Through innovation and further production efficiencies, we believe our emphasis on research and development will enable us to maintain and expand our leading position in the PRC biodiesel industry.

Reliable supplier network for low cost raw materials

We use several suppliers for each production facility. We believe many of our suppliers prefer to sell raw materials to us due to our track record for prompt payment as well as our ability to accept large quantities of raw materials. There is a high incentive for such collecting agencies to sell to us as we provide them with a legitimate channel for the disposal of used cooking oil and vegetable oil offal. Our reputation as a dependable counterparty enables us to obtain a stable and low-cost supply of raw materials for our production facilities. Our long-standing supplier relationships provide us with a competitive advantage in China, and we intend to broaden these relationships to parallel our efforts to increase the scale of our production facilities, thereby maintaining a diverse supplier network while leveraging our purchasing power to obtain favorable pricing and delivery terms. We have entered into long term supply contracts of three years in duration with certain of our suppliers in order to enhance the reliability of our supply network.

Rigorous quality control standards

Consistent with our continuing commitment to quality, we impose rigorous quality control standards at various stages of our production process. We concentrate our product focus on biodiesel and related by-products with an emphasis on maintaining efficient manufacturing processes to ensure high-quality products. Since April 2004, our Sichuan plant has maintained ISO9001:2000, a certification of quality management systems maintained by the International Organization of Standardization and administered by certification and accreditation bodies. According to an August 2006 report of SGS Group, an independent inspection and testing company, biodiesel produced by us satisfied the European biodiesel standard, EN 14214, which is generally perceived as one of the most stringent standards in the world. We believe these testing results demonstrate our commitment to producing high-quality biodiesel as well as providing us with a competitive advantage over certain domestic competitors in the event China implements stricter fuel-quality standards in the future.

Strong execution capabilities

We have a proven ability to establish and quickly ramp up production at facilities in strategic locations across China. Our proprietary production technology can be replicated in multiple geographic locations, thereby enabling us to leverage our technological know-how to establish production facilities located across China. After commencing operations in Sichuan in 2001, we built a new production line in Sichuan in 2004, acquired Handan Gushan in 2005, completed a new production facility in Fujian in 2006 and completed another new production line in Sichuan in 2007. In addition to these expansions, in 2008 we plan to commence production in Beijing, Shanghai, Chongqing and Hunan, as well as expand production at our new production facilities, thereby expanding our annual biodiesel production capacity to 400,000 tons. We believe our strong track record for successful production capacity expansions and well-developed supplier network enhance our ability to complete these planned expansions.

Experienced management and operations teams with local market knowledge

Our senior management team and key operating personnel have extensive management skills, relevant operating experience and industry knowledge. Mr. Jianqiu Yu, our founder and chairman, has extensive experience managing and operating companies in the petrochemical industry and has received numerous awards from PRC authorities for his contributions to related technology. We believe our management team’s in-depth knowledge of the biodiesel market in China will enable us to formulate sound expansion strategies into geographic areas conducive to our procurement of raw materials in sufficient quantities and at favorable prices. In addition, we believe our management team’s strong track record will enable us to take advantage of market opportunities.

Our Strategies

We intend to maintain and expand our leading position in the PRC biodiesel industry while maximizing shareholder value and pursuing a growth strategy that includes:

Increasing our production capacity and expanding strategically to additional locations in China

We believe we established the first large-scale production facility for biodiesel in China in 2001. Currently, we have an aggregate annual biodiesel production capacity of 190,000 tons. In addition to increasing our production capacity in Sichuan, we intend to commence commercial biodiesel production in Beijing, Shanghai, Chongqing and Hunan in 2008. Completion of these planned production facilities, along with expansion at our planned production facilities, will increase our aggregate annual biodiesel production capacity to 400,000 tons as well as expand our geographic reach within China and improve our ability to distribute our products to our customers. We believe our expansion strategy will enable us to benefit from continued growth in overall energy demand in China as well as to capture a greater market share in the relatively young biodiesel industry. To position us for future overseas distribution and to provide the opportunity to diversify our supplier and customer network to include overseas suppliers and customers in other parts of the PRC, we have strategically located our Fujian and planned Shanghai production facilities near major ports, thereby providing access to global shipping routes and access to international markets.

Strengthening our relationships with key customers and diversifying our customer base

We intend to strengthen our existing relationships with key customers while further expanding our customer base. We plan to continue providing high-quality and cost-competitive products to our existing customers and use our existing customer network and strong industry reputation to expand geographically to strategic locations across China. We plan to increase our sales service personnel to further expand our supplier and customer base and to provide increased coverage of the biodiesel market. In addition, we plan to continue our research and development of biodiesel by-products, as well as commercial applications of such by-products, to further expand our customer base. To assist our efforts, we intend to continue to use customer feedback to improve our service quality and strengthen our long-term customer base.

Focusing on production efficiency and product development

We plan to continue to enhance the efficiency of our biodiesel production processes through additional investment in our in-house research and development capabilities. We intend to continue improving our production technology to enhance our leadership position in the PRC biodiesel industry. We have established a centralized research and development center to further strengthen our research abilities and develop new products as well as to develop more efficient and lower cost manufacturing processes. For example, we are developing new processing methods and new fuel additives in an attempt to reduce our operating costs while diversifying our product offerings. In addition, we continue to research the commercial applications of other by-products generated during biodiesel production.

Enhancing marketing efforts

We plan to increase our marketing and branding activities for our biodiesel and other products as well as to increase public awareness of biodiesel as an environmentally friendly alternative to petroleum-based fuels. We intend these marketing efforts to leverage our strong relationships with existing customers, which we believe will give us the ability to market our biodiesel and other products to prospective customers more effectively. We have established a biodiesel promotion center at our Fujian plant for the purpose of demonstrating and promoting our biodiesel and to enhance public knowledge and awareness of biodiesel. We believe our plans to expand our sales and marketing network will provide a key advantage as we expand our geographic presence across China.

Our Products

Our biodiesel production process generates biodiesel and the by-products of biodiesel production, such as glycerine, a distillation residue of biodiesel production known as plant asphalt, erucic acid and erucic amide, which have numerous commercial applications. Our products include:

•	Biodiesel. A renewable, clean-burning and biodegradable alternative to diesel, which can be used to power a wide range of diesel vehicles, including trucks, mass transit vehicles and marine vessels;

•

Glycerine and refined glycerine.    A colorless, odorless, nontoxic liquid with numerous uses, including use in foods and beverages, for example, as a preservative, sweetener or softening agent, in pharmaceuticals, for example, as a lubricant, alcohol substitute or expectorant, as a paint dissolving solvent, and in personal care products, for example, in soap, shampoo and lotion. Refined glycerine has a higher level of purity than glycerine;

•	Plant asphalt. As fuel for boilers, casting plaster and a stain remover;

•

Erucic acid.    A fatty acid that can be extracted from rapeseed and used in the production of lubricants and polyesters, for example, in skin and health care products, plastic photographic film manufacturing processes and as a transmission fluid additive;

•	Erucic amide. An anti-felt, anti-static agent for fabrics and a plastics lubricant;

•	Stearic acid. A fatty acid used in making plastics, soaps, cosmetics and candles.

The properties of the raw materials we use at our particular plants determine our product mix at our respective production facilities. Although our by-products do not enjoy comparable demand to biodiesel, in general, they generate greater profit margins than our biodiesel.

Many of our customers mix the biodiesel they purchase from us with their own diesel. The following table sets forth information regarding our biodiesel and by-products sales volumes for the periods indicated:

	Year ended December 31,						Nine months ended September 30,
	2004		2005		2006		2006		2007
	Sales volume (in tons)	% of total sales volume	Sales volume (in tons)	% of total sales volume	Sales volume (in tons)	% of total sales volume	Sales volume (in tons)	% of total sales volume	Sales volume (in tons)	% of total sales volume
Biodiesel	36,045	85.8	61,119	75.7	158,994	88.1	123,650	87.9	136,587	89.0
By-products	5,957	14.2	19,632	24.3	21,479	11.9	17,008	12.1	16,817	11.0

Total	42,002	100.0	80,751	100.0	180,473	100.0	140,658	100.0	153,404	100.0

Raw Material Supply

We use vegetable oil offal, which is the waste or by-product generated in connection with the manufacturing of vegetable oil, and used cooking oil, which are widely available in China, as the primary raw materials for our manufacturing process. For both vegetable oil offal and used cooking oil, we estimate that 20% to 30% of total vegetable oil produced and cooking oil consumed will become usable raw materials for biodiesel production. According to Frost & Sullivan, in 2006, domestic supply of vegetable oil totalled approximately 22.9 million tons, of which approximately 15.2 million tons were produced domestically and approximately 7.7 million tons were imported. According to Frost & Sullivan, the amount of collectible used cooking oil and vegetable oil offal will exceed 2.3 million tons by 2008 in China. Moreover, recycling of vegetable oil offal and used cooking oil carries additional environmental benefits as disposal without proper processing can be hazardous.

To secure adequate raw materials supplies and minimize purchasing costs, we use one to two main feedstock suppliers and several secondary suppliers for each production facility. We sometimes enter into one-year contracts with our suppliers that set forth the purchase volume but not the pricing terms. We also use purchase orders or enter into long-term supply contracts of approximately three years in duration with certain of our suppliers. We determine raw material prices based on arm’s-length negotiations with our suppliers shortly prior to delivery with reference to market prices.

The following table sets forth a summary, for the periods indicated, of the aggregate amounts of vegetable oil offal and used cooking oil used in our operations:

	Year ended December 31,			Nine months ended September 30
	2004	2005	2006	2006	2007
	(in tons)
Vegetable oil offal	48,398	114,966	159,782	124,361	81,752
Used cooking oil	3,622	4,473	50,582	41,119	101,759

Total	52,020	119,439	210,364	165,480	183,511

As we expand our operations to new strategic locations in China, we expect the usage ratio of used cooking oil to increase because used cooking oil is more readily available in these expansion areas. Unlike vegetable oil offal, used cooking oil produces comparatively lower quantities of our by-products. By utilizing a greater percentage of used cooking oil as a portion of our raw materials, we expect the percentage of revenues contributed by by-products to decrease.

We secure supplies of vegetable oil offal from vegetable oil producers near our production facilities through local privately owned collecting agencies. The raw material suppliers for used cooking oil are also local collecting agencies that collect used cooking oil from restaurants and other sources. We typically purchase methanol from suppliers with whom we enter into one-year supply contracts or purchase orders to fulfill our methanol requirements. Our suppliers typically deliver raw materials directly to us. Under our typical terms with our suppliers, we settle payments within 30 days. To ensure adequate supplies and to better support the working capital needs of the raw materials collecting agencies, we have sought to settle our payables with our raw material collecting agencies over a shorter period of time, typically three to seven days, or in the form of prepayment.

For 2004, 2005 and 2006 and nine months to September 30, 2007, our five largest suppliers represented 83.7%, 62.1%, 60.3% and 54.7% of our total cost of revenues, respectively. For the year ended 2006, four suppliers represent more than 10% of our cost of revenues. Sichuan Santai Sanyi Chemical Industry Co. Ltd., Feixiong Chanda Oil Co., Ltd., Fuqing Gaojian Cereal and Oil Trading Co., Ltd. and Fuzhou Tengyuan Cereal and Oil Trading Co., Ltd. each represent 16.7%, 13.5%, 13.2% and 11.1% of our cost of revenues, respectively. For the nine months ended, September 30, 2007, only three suppliers represent more than 10% of our cost of revenues. Sichuan Santai Sanyi Chemical Industry Co. Ltd., Fuqing Gaojian Cereal and Oil Trading Co., Ltd. and Fuzhou Tengyuan Cereal and Oil Trading Co., Ltd. each represent 17.7%, 11.6% and 10.2% of our cost of revenues, respectively. Our higher supplier concentration in 2004 was due primarily to our operational concentration in Sichuan. As we expand our production facilities to other regions in China, we expect our purchases from our largest suppliers as a percentage of our total purchases to decrease.

Manufacturing

Production process

Our production method utilizes production technologies for which we have applied for patents. The following chart illustrates our manufacturing process:

We begin the production process by purifying raw materials, which are typically already acidified when purchased by us. We filter the acidified oil, after which it is stored and allowed to settle before entering our production process. We then continuously dehydrate the raw materials by vacuum and reduce the water content in the raw materials to less than 0.2%. The dehydrated raw materials are then blended with methanol. Transesterification (the process by which vegetable oil is combined with methanol to produce biodiesel and glycerine) of the raw materials then takes place in a reactor tower under heat and pressure. Water is removed from the reaction at the bottom of the methanol recovery tower. Methanol is then recycled at the top of the tower back to the reactor for further reaction. The resulting material is then dehydrated in a precipitator for continuous distillation at lower pressure in a distillation tower to produce biodiesel.

We collect the by-product glycerine during the transesterification process. We produce plant asphalt and erucic acid during the distillation process. To produce erucic amide, we hydrolyze erucic acid to produce erucic, which is then combined with amine and catalysts to produce erucic amide following purification.

We believe our manufacturing process is innovative and cost-effective. Our production process does not require the use of catalysts. Our process utilizes low cost raw materials, namely vegetable oil offal and used cooking oil, and adopts continuous vacuum dehydration, which reduces the water content level of raw materials to less than 0.2%. In addition, our specially designed compact structure can quickly remove the water produced during the reaction and our medium-pressure continuous esterification tower can be scaled for industrial mass production.

Quality Control

We apply rigorous quality control standards and have implemented safety procedures at all of our production facilities. In April 2004, our Sichuan plant obtained ISO9001: 2000 international quality management standard certification and we have strictly abided by the requirements for maintaining this certification.

Currently, there is no mandatory national standard in China for biodiesel quality. On May 1, 2007, the General Administration of Quality Supervision, Inspection and Quarantine of China and the committee of the Standardization Administration of China implemented recommended standards for biodiesel blend stock (BD100) for diesel engine fuels. We set our own biodiesel production standard based on EN14214, the European Biodiesel Standard, and the National Light Diesel Standard. According to a report of SGS Group, an independent inspection and testing company, as of August 2006, biodiesel produced by us satisfied EN 14214 production standard, which is generally perceived as one of the most stringent standards in the world.

Our management team has implemented policies to proactively safeguard against accidents. In addition, we conduct regular inspections and maintenance of our production facilities.

Production Facilities

The following table sets forth certain information regarding these production facilities:

	Sichuan	Hebei	Fujian

Location	Santai, Mianyang, Sichuan	Feixiang, Handan, Hebei	Mawei Investment Park, Fuzhou, Fujian
Began construction	June 2001	May 2003	June 2005
Began production	December 2001	January 2004	February 2006
Capacity as of November 1, 2007(1)	Biodiesel: 60,000 tons	Biodiesel: 30,000 tons	Biodiesel: 100,000 tons
2004 capacity utilization(2)	111% (biodiesel)	86% (biodiesel)	—
2005 capacity utilization(2)	103% (biodiesel)	106% (biodiesel)	—
2006 capacity utilization(2)	93% (biodiesel)(3)	92% (biodiesel)(3)	113% (biodiesel)(4)
September 30, 2007 capacity utilization	101% (biodiesel)	115% (biodiesel)	107% (biodiesel)
Site Area	28,665 square meters	20,575 square meters	61,367 square meters

(1)	Capacity refers to the maximum annual amount of biodiesel that we can concurrently produce when we operate at full production.
(2)	Our production levels can be adjusted to exceed the design production capacity, which is estimated based upon 300 annual working days. As our production facilities typically operate 50 working weeks annually and 24 hours a day, our capacity utilization can exceed 100%.
(3)	In July 2006, we suspended production at our Sichuan and Hebei plants for approximately one month and two months, respectively, in order to perform a technology upgrade of our equipment.
(4)	In October 2006, we suspended production at our Fujian plant for approximately two weeks in order to perform a technology upgrade of our equipment.

In 2001, our Sichuan production facility began biodiesel production with an annual biodiesel production capacity of 10,000 tons, which we expanded in 2004 by building a new 30,000 ton biodiesel production line, increasing the annual biodiesel production capacity to 40,000 tons and production lines to produce erucic amide and stearic acid, a saturated fatty acid used to harden soaps. To further expand our operations and diversify our customer base, in 2004 we began to produce biodiesel at our Hebei production facility, which has an annual biodiesel production capacity of 30,000 tons. In 2006, we commenced biodiesel production in Fujian, with an annual biodiesel production capacity of 100,000 tons. In November 2007, we further expanded the production capacity of the Sichuan facility to 60,000 tons.

Future production facilities and expansion of existing facility

We intend to commence commercial biodiesel production in Beijing, Shanghai, Chongqing and Hunan in 2008. We are currently constructing a plant in Beijing, targeted to commence production in the first quarter of 2008 with a biodiesel production capacity of 50,000 tons, which we target to increase by another 50,000 tons by the fourth quarter of 2008. Shanghai is targeted to commence production in the second quarter of 2008 with a biodiesel production capacity of 50,000 tons, Chongqing is targeted to commence production in the fourth quarter of 2008 with a biodiesel production capacity of 30,000 tons and Hunan is targeted to commence production in the fourth quarter of 2008 with a biodiesel production capacity of 30,000 tons.

Equipment Suppliers

Our production facilities use equipment and machinery manufactured by domestic PRC equipment vendors. We seek to ensure the quality of our equipment and machinery and safeguard our technical know-how by utilizing a small number of equipment vendors. Our equipment vendors have been supplying equipment and machinery to us for several years and we are satisfied with the quality of their products.

Customers

Our biodiesel customers are based in China and can be classified into three major groups: direct users, petroleum wholesalers and individual retail gas stations. Direct users include marine vessel operators and factories. Petroleum wholesalers purchase biodiesel from us for subsequent distribution to individual gas stations. Petroleum wholesalers include local subsidiaries of state-owned enterprises or privately owned companies.

The following table sets forth the percentage of our revenues by our three principal groups of biodiesel customers for the periods indicated:

Customer	2004	2005	2006	Nine months to September 30, 2007
Direct users	34.1%	54.4%	68.2%	52.2%
Petroleum wholesalers	59.3%	26.4%	13.4%	29.7%
Individual retail gas stations	6.6%	19.2%	18.4%	18.2%

We adopt similar credit policies and sales, marketing and distribution strategies across these three groups of customers. We usually sign sales contracts for a term of approximately one year with our customers for biodiesel and approximately one year or less with our customers for by-products. The total sales volume, the pricing, product specifications, the delivery schedule and the method of delivery are agreed and set out in the sales contracts. Typically, we sell our biodiesel at a slight discount of approximately RMB30 (US$4) to RMB100 (US$13.3) per ton to the local retail market prices for diesel products. In most cases, customers will arrange their own delivery from our facilities to their own locations. We set the payment methods depending on our business relationship, customers’ credit records and the current market conditions. We occasionally provide our customers with 30-day credit terms.

Our by-products customers are based in China and include direct customers and chemical trading companies. Direct customers include manufacturers in various industries, for example, the foundry industry, pharmaceutical industry and food industry. We price our by-products by reference to prevailing market prices for such products. Our management and sales executives monitor the prices of these products and consider various factors, including prices being offered by our competitors, purchase order volumes and seasonal factors when they set our product prices.

For 2004, 2005, 2006 and nine months to September 30, 2007, our five largest customers contributed 49.5%, 28.9%, 37.1% and 25.2% of our total revenues, respectively, while our largest customer contributed 14.7%, 9.1%, 14.4% and 8.6% of our total revenues, respectively. In 2006 and for the nine months ended September 30, 2007, Xiapu Sansha Baoyinlai Seining Co., Ltd. and Fujian Xiapu Xinshengxiang Fishery Development Co., Ltd. accounted for 14.4% and 13.7%, and 8.6% and 7.2% of our total revenues, respectively.

Sales

We conduct all of our sales through direct sales by our own sales personnel located in Sichuan, Hebei and Fujian. We sell our biodiesel mainly to customers located in close proximity to our production facilities. Our by-products are mainly sold to chemical plants and other companies.

Our sales team places strong emphasis on building long-term relationships with our customers by actively seeking customer feedback. Our sales personnel regularly contact our customers and visit them to obtain feedback and gather market information.

Most of our customers pick up our products directly from our production facilities. Our products are typically transferred by pipeline to trucks at our facilities. At our Fuzhou facility, we are in the process of building port facilities to facilitate delivery of our products and receipt of raw materials by sea in the future.

Research And Development

Our biodiesel manufacturing technology was developed in-house by our research and development department. Our research and development team comprises 38 professionals, 24 of whom are internal researchers and 14 of whom are consultants. Our advanced manufacturing process utilizes vegetable oil offal, used cooking oil and methanol as raw materials and produces biodiesel and by-products on a commercial scale.

We plan to continue our research and development efforts to strengthen our leading position in the biodiesel market in China and to expand into new markets for our other products. We are currently developing new fuel additives, which are substances added to fuels to improve their properties, and glycerine ethers, which are added to biodiesel to improve the low temperature qualities of biodiesel. Our newly developed fuel additive products are based on a grinding and filtering process and are designed to increase power and efficiency while lowering the emission level of fuels. We have completed laboratory testing for these products. We also are developing the technology to produce glycerine ethers from glycerine produced during our biodiesel production. We have also conducted research on and implemented non-catalyst biodiesel production methods.

We have entered into a technology cooperation agreement with the Resource and Environmental Research Institute of Fuzhou University, dated June 6, 2006, for research on the conversion of castor bean fibre into methanol. Upon conversion, methanol will be blended with other raw materials to produce biodiesel products. Under this agreement, which has a term of two years, we agreed to provide RMB1,000,000 (US$133,461) per annum to Fuzhou University for research expenses and Fuzhou University agreed to develop the technology. The agreement specifies that any intellectual property that arises from the research will belong to us. We have also entered into a technology cooperation agreement with the Fujian Chemistry Science and Technology Research Institute, dated May 22, 2006, for research regarding castor bean fibre detoxification. Our primary purpose in establishing this relationship was to process castor bean fiber for use as animal feed, which can be sold to reduce our cost of raw materials.

Intellectual Property

Our manufacturing processes are based on technology substantially developed in-house by our research and development and engineering personnel. We rely on a combination of patent, trademarks, domain names and confidentiality agreements to protect our intellectual property. We require all members of our senior management and our key research and development personnel to sign agreements with us which stipulate, among other things, confidentiality obligations and restrictions on the assignment of intellectual property.

One of our biodiesel production processes is protected by an invention patent (patent no. ZL021335915) granted by the State Intellectual Property Office of the PRC and effective as of August 7, 2002. The term of this patent is 20 years from August 7, 2002. This patent is held by Sichuan Gushan, which has licensed the patent to our other subsidiaries. Currently, we have no foreign patents. We also have filed six other patent applications in China, involving technologies for producing new fuel additives, phytosrterol and Vitamin E mixtures, and erucic acid and fatty acid.

We are currently using the registered trademark “GS ” for our biodiesel. The mark is owned by Sichuan Gushan, which has licensed the trademark to our other subsidiaries. We have applied for registration of the trademarks “Gushan” and “Gushan ” in Hong Kong. We are not aware of any material infringement of our intellectual property rights.

Competition

We believe the principal competitive factors for biodiesel producers in China are as follows:

•	Pricing. A producer’s ability to control and flexibility over the pricing of products and the ability to use economies of scale to secure competitive pricing advantages;

•	Technology. A producer’s ability to produce biodiesel and by-products efficiently and to utilize low-cost raw materials; and

•

Barriers to entry.    A producer’s technical knowledge, local market knowledge and established relationships with suppliers and customers to support the development of commercially viable production facilities.

The biodiesel industry is still at an early stage in China and we have thus far experienced limited competition from domestic biodiesel producers. Our competitors include China Biodiesel International Holdings, East River Energy Resources, SINOPEC, CNOOC, and PetroChina and domestic manufacturers that are currently in the development stage of biodiesel production.

China represents a potentially lucrative market for international competitors, many of whom may seek to enter the PRC market. We believe that there are no foreign competitors with a material presence in the biodiesel industry in China. However, it has been reported that certain Malaysian producers have recently expressed interest in establishing biodiesel production facilities in China and that they will likely use imported Malaysian palm oil as a feedstock. The biodiesel industry in China may be more competitive due to competition from overseas manufacturers in the future.

As the largest biodiesel producer in China, as measured by biodiesel production capacity, with an early-mover advantage and strong business relationships, we believe that we are able to differentiate ourselves from our competitors. Nevertheless, existing and future domestic competitors, who may have a greater presence in other regions through government support or enjoy greater popularity among local customers, may be able to secure a significant market share in regions where we currently do not have operations. Further, our international competitors may have comparatively greater financial and research and development resources. Any increase in the number or size of competitors may affect our competitive position in the biodiesel market and our overall performance and profitability.

Facilities

We both own and lease properties for our operations. We own or expect to obtain land use rights to a total of 234,149 square meters of land for all of our existing plants and plants under construction. We occupy our owned properties for purposes of production, research and development and employee living quarters. Our principal executive and administrative offices are located on premises comprising approximately 3,600 square meters in an office building in Fuzhou, China. This leasehold interest will expire on September 30, 2008, subject to renewal.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. In protecting against work-related casualties and injuries, we purchase accidental injury insurance policies for our employees of our Hebei and Fujian facilities. In addition, we provide social security insurance including pension insurance, unemployment insurance, work related injury insurance and medical insurance for our employees. We also maintain insurance for our plants, machinery, equipment, inventories and motor vehicles. We maintain very limited product liability insurance for our biodiesel products.

Environmental Matters

Given the nature of our business, we generate waste water, exhaust fumes and noise during our production process. We have implemented a comprehensive set of environmental protection measures to treat emissions generated during our production process to minimize the impact of our production process on the environment. These measures include the following:

•

waste water:    waste water processed by our facilities meets the national standard for discharge. To conserve water resources, we also recycle and reuse waste water generated during our production process, which decreases our consumption of water and reduces the discharge of waster water into the environment;

•

exhaust fumes:    we generate exhaust fumes during our production process. Exhaust fumes generated during our production process are filtered to reduce dust, sulfur dioxide, TSP, NOX and organic elements. In each case, exhaust fumes are treated to comply with national air quality standards; and

•

noise:    we generate noise through the operation of our heating, ventilation and pumping systems. We typically reduce the noise generated by these activities to a range of 60dB to 80dB by employing various noise reduction measures that comply with applicable law.

All of our products meet the relevant requirements under PRC laws and we have not been subject to any material fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority. See “—Risks Related to Our Company and Our Industry—Failure to comply with environmental regulations could harm our business.”

Employees

We had 122, 185 and 288 employees as of December 31, 2004, 2005 and 2006. The following table shows a breakdown of our employees by geographical location as of September 30, 2007:

Location	Number of employees	% of total
Sichuan	85	26%
Fuzhou	132	41%
Handan	67	21%
Hong Kong	4	1%
Beijing	23	7%
Shanghai	14	4%

	325	100%

From time to time, we also employ third-party consultants for the research and development of our products. We have not experienced any significant labor disputes and consider our relationship with our employees to be good.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to any litigation or other legal proceedings brought against us. We are also not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations.

PRC GOVERNMENT REGULATIONS

This section sets forth a summary of the most significant regulations and requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

On November 30, 2004, the NDRC and the Ministry of Commerce of the PRC jointly promulgated a revised Catalogue for Guiding Foreign Investment in Industries, which came into effect on January 1, 2005. The catalogue lists those industries and economic activities in which foreign investment in China is encouraged, restricted or prohibited. Pursuant to the catalogue, the comprehensive utilization and disposal of exhaust gas, discharge liquid, and waste residue, and the technology for recycling and comprehensive utilization of resources, fall within the encouraged category. Our PRC counsel, Chen & Co. Law Firm, is of the opinion that our business falls within the encouraged category under the catalogue.

On October 31, 2007, the NDRC and the Ministry of Commerce jointly promulgated a further revised Catalogue, which will come into effect on December 1, 2007 and supersedes the catalogue promulgated on November 30, 2004. Pursuant to the catalogue promulgated on October 31, 2007, although the comprehensive utilization and disposal of exhaust gas, discharge liquid, waste residue, and the technology for recycling and comprehensive utilization of resources still fall within the encouraged category, biodiesel production is classified as a sub-category of the agricultural food processing industry as a restricted industry. A foreign-invested enterprise engaged in such biodiesel production therefore must be majority owned by PRC citizens or entities because foreign investment in such biodiesel production is restricted.

Our PRC legal counsel, Chen & Co. Law Firm, has advised us that based on their understanding of the new catalogue, only biodiesel production using agricultural food products as raw materials falls within the “restricted industry” category pursuant to the new catalogue. In the opinion of Chen & Co., our biodiesel production process, which utilizes used cooking oil and vegetable oil offal as raw materials, does not fall within the restricted industry category under the new catalogue. Further, even if biodiesel production utilizing used cooking oil and vegetable oil offal is classified as a restricted industry, Chen & Co. is of the opinion that only biodiesel production businesses established after December 1, 2007 or existing biodiesel production businesses that require new approvals from the Ministry of Commerce or its local branch in order to, for example, increase registered capital or conduct an equity transfer would be classified within a restricted industry.

There are substantial uncertainties in the interpretation and application of existing and new PRC laws, regulations or policies, including the new catalogue. See “Risk Factors—If foreign ownership of the biodiesel production business in China is restricted, we would have to rely on contractual arrangements to derive economic benefits from and to control our new PRC operating entities in the future, which may not be as effective in providing control over these entities as direct ownership.”

Government Incentives And Regulations

In light of the rapid growth of the PRC economy and rising consumption of energy, the PRC government increasingly encourages the development and use of renewable energy resources. According to the Medium and Long Term Development Plan, the share of renewable energy used in primary energy consumption is to be increased to roughly 10% by 2010 and nearly 15% by 2020, up from 7.5% in 2005. The PRC government expects that the renewable energy sector in China will experience rapid expansion in the next few years.

The Law of Renewable Energy Resources of China

The use of renewable energy sources has gained widespread support from the PRC government. The “Eleventh Five-Year Plan” encourages the development of petroleum substitutes, including bioliquid fuel.

The newly amended Energy-Saving Law of China that shall take effect from April 1, 2008 also encourages the development and utilization of petroleum substitutes.

Pursuant to the Law of Renewable Energy Resources, which came into effect on January 1, 2006, the PRC government encourages the manufacturing and application of bioliquid fuel, and mandates petroleum-selling enterprises to include bioliquid fuel that meets the national standards into their fuel-selling system. If any petroleum-selling enterprise fails to do so, such petroleum-selling enterprise will be liable for the economic loss suffered by the manufacturers of bioliquid fuel. Financial institutions may provide government-subsidized interest loans to renewable energy projects which fall within the National Guidance Catalogue for Renewable Energy Resources Industry Development and meet relevant credit requirements.

The Law of Renewable Energy Resources also provides that the PRC government shall set up a special fund for the development of renewable energy resources, or the Special Fund. The Ministry of Finance issued the Temporary Regulation on the Management of the Special Fund for the Development of Renewable Energy Resources on June 16, 2006, which came into effect on May 30, 2006. Pursuant to this regulation, the Special Fund shall mainly provide assistance to the development and use of renewable energy resources, including petroleum substitutes.

The Implementation Opinion on Financial and Taxation Supportive Policy for the Development of Bioenergy and the Biochemical Industry was issued jointly by the Ministry of Finance, National Development and Reform Committee, Ministry of Agriculture, State Administration of Taxation, and State Forestry Administration on September 30, 2006. The Implementation Opinion proposed various supportive policies for enterprises engaging in the bioenergy and biochemical industries, including government subsidies and preferential tax treatment.

As of the date of this prospectus, no further implementing rules with regard to these policies have been promulgated at the national level.

The Newly Established National Biodiesel Standard in China

On January 5, 2007, the General Administration of Quality Supervision, Inspection and Quarantine and the State Standardization Supervision Committee jointly promulgated the National Standard of Biodiesel Blend Stock (BD100) for Diesel Engine Fuels, or the National Biodiesel Standard (B100), which took effect as of May 1, 2007. To our knowledge, currently the National Biodiesel Standard is deemed to be a recommended standard, which biodiesel manufacturers are encouraged to comply with pursuant to relevant laws and regulations.

Stringent Standards for the Disposal of Used Cooking Oil

Under the Rules on the Management of Waste Grease for Food Producers promulgated on April 15, 2002, food producers must sell used cooking oil to waste grease processing entities or waste collection entities rather than discharging used cooking oil into the environment or reusing it for human consumption. Any entity or individual that purchases waste grease for the purpose of using waste grease to process and sell food is subject to penalties by the regulatory authorities. Further penalties will be imposed for any harm suffered by consumers resulting from consumption of food prepared with used cooking oil.

The Food Hygiene Law of the PRC, which came into effect on October 30, 1995, imposes penalties on violations relating to food hygiene, including the suspension of food production by the violating entities.

Environmental Protection

We are subject to various PRC national and local environmental laws and regulations related to our operations, including regulations governing the use, storage, discharge and disposal of hazardous substances in the ordinary course of our manufacturing processes. The major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Treatment of Water Pollution and its implementation rules, the PRC Law on the Prevention and Treatment of Air Pollution, the PRC Law on the Prevention and Treatment of Solid Waste Pollution, and the PRC Law on the Prevention and Treatment of Noise Pollution.

According to the PRC Environmental Protection Law, the State Environmental Protection Administration sets national pollutant emission standards and provincial governments may set stricter local standards which are required to be registered at the State Administration for Environmental Protection. Enterprises are required to comply with the stricter of the two standards.

The relevant laws and regulations generally impose discharge fees based on the level of emission of pollutants. These laws and regulations also impose fines for violations of laws, regulations or decrees and provide for possible closure by the central or local government of any enterprise which fails to comply with orders requiring it to rectify the activities causing environmental damage.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investments, loans or investments in securities outside China without the prior approval of SAFE.

Pursuant to the Foreign Currency Administration Rules, foreign-invested enterprises in China may purchase foreign exchange without approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investments, loans and investments in securities outside China are still subject to limitations and require approval from SAFE.

Dividend Distribution

The principal regulations governing the distribution of dividends by foreign-invested enterprises include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations of Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Foreign Investment Enterprise Law (1986), as amended;

•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended; and

•	The Company Law.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign owned enterprises in China are required to set aside at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. Sino-foreign equity joint ventures are required to set aside certain reserve funds, with the percentage of their accumulated annual profits to be set aside determined by their board of directors. These reserves are not distributable as cash dividends.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued on November 24, 2005. Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. Notice 75 states that PRC residents, whether a natural or legal person, must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term Chinese legal person residents as used in the Notice 75 refer to those entities with legal person status or other economic organizations established within the territory of China. The term Chinese natural person residents as used in the Notice 75 includes all Chinese citizens and all other natural persons, such as foreigners, that habitually reside in China for economic benefit. The SAFE implementing notice of November 24, 2005 clarifies further that the term Chinese natural person residents as used under Notice 75 refers to those Chinese natural person residents defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as “domestic-funding” interests. Chinese residents are required to complete amended registrations with the local SAFE branch upon (a) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (b) subsequent overseas equity financing by such offshore entity. Chinese residents are also required to complete amended registrations or file with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006. Under Notice 75, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtain from their shareholdings in the offshore entity within 180 days upon their receipt of such dividends, profits or capital gains.

The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. The business address for each of our directors and executive officers is c/o Gushan Environmental Energy Ltd., No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City, Fujian Province, People’s Republic of China.

Name	Age	Position
Jianqiu Yu	42	Chairman, Director, and Principal Executive Officer
Deyu Chen	69	Director and Chief Technology Officer
Kang Nam Chu	51	Independent Director
Dongming Zhang	63	Independent Director
Denny Lee	39	Independent Director
Frank Ngai Chi Chan	35	Principal Financial Officer and Principal Accounting Officer
Haisui Chen	52	Chief Operating Officer
Zihong Chen	53	Chief Logistics Officer
Gonghao Chen	30	Chief Sales and Marketing Officer
Junxiong Li	41	Chief Engineer
Wilson Wai Sun Kwong	41	Vice President—Business Development
Ying Kwan Cheung	47	Financial Controller
Huimin Chen	28	Senior Finance Manager
Oliver Jian Ding	32	Chief Administrative Officer

Mr. Jianqiu Yu is our founder and has been the chairman and principal executive officer of our company and the general manager of Sichuan Gushan since 2001. Mr. Yu is also currently a director of Profit Faith Technology Limited, a company incorporated in the British Virgin Islands on May 25, 2005, an investment holding company and a wholly owned subsidiary of our company, Brightest Resources Limited, a company incorporated in the British Virgin Islands on September 9, 2005, an investment holding company and a wholly owned subsidiary of our Company, Joywin Technology Limited, a company incorporated in the British Virgin Islands on April 21, 2005, an investment holding company and a wholly owned subsidiary of our company, Carling Technology, Sichuan Gushan, Handan Gushan, Beijing Gushan, Shanghai Gushan and Fujian Gushan. Mr. Yu has over 15 years of experience in corporate operations and management in the petrochemical and automobile sectors. Mr. Yu founded Fuzhou Gushan in 2000 to conduct biodiesel research and development. He founded our company in June 2001. In 2002, he was elected a member of the Fuzhou Committee of the 10th Chinese People’s Political Consultative Committee and “Santai County Committee of the 11th Chinese People’s Political Consultative Committee.” Mr. Yu is responsible for our overall operation and strategic planning. He was appointed as a director of our company on June 6, 2006.

Mr. Deyu Chen is a director and has been the chief technology officer of our company since 2001. Mr. Chen is also currently a director of Sichuan Gushan and Fujian Gushan. Mr. Chen graduated from the East China Institute of Textile and Technology in 1958 with a major in chemical fiber engineering. Mr. Chen has worked in the chemical technology area for more than 36 years and has received many awards. In October 1992, Mr. Chen received the Certificate for Special Allowance from the State Council, an award given to specialists with outstanding contributions to technology development. Mr. Chen has also received the “Third Award for Science and Technology Advancement by the Mianyang County Government” and “First Award for Science and Technology Advancement by the Sichuan Provincial Government.” He joined our company in June 2001.

Mr. Chen is responsible for our research and development. He was appointed as a director of our company on June 6, 2006.

Mr. Kang Nam Chu is an independent director of our company. Mr. Chu graduated from Xiamen University with a Bachelors of Arts degree and thereafter lectured at the Xiamen University. Mr. Chu worked in certain government departments of the Fujian province of the PRC for the period from June 1984 to November 1989 and held research and management positions in the areas of economics and foreign trade. Mr. Chu also has held senior management positions at various trading and retail companies since 1989. Since September 1995, he has been employed as a research analyst at the Fujian Provincial Government Development Research Centre. Mr. Chu has over 20 years of management and operations experience in the areas of economics and trading. He was appointed as an independent director of our company on August 1, 2007.

Mr. Dongming Zhang is an independent director of our company. He graduated from the department of chemistry of Tianjin Nankai University in 1967. From 1967 to 1973, Mr. Zhang served as a technician in the chemical processing unit of a dye processing plant in Sichuan. From 1973 to 1992, Mr. Zhang held various positions, including assistant plant manager, plant manager and senior economist, in the Sichuan Weililin Plant of China Petrochemical Corporation. Mr. Zhang was assistant manager, manager and senior economist at the China Petrochemical Sales Corporation from 1992 to 2000. He also served as head of the chemical processing unit at China Petrochemical Corporation from 2000 until his retirement in 2004. Mr. Zhang received the “China Petrochemical Corporation Technology of Outstanding Contribution and Management Specialist Award” in 2000 and the “Science and Technology Advancement Award” in 2001 from the China Petrochemical Corporation. He was appointed as an independent director of our company on August 1, 2007.

Mr. Denny Lee is an independent director of our company. He was the chief financial officer of NetEase.com Inc. from 2002 until 2007, one of the China’s leading internet and online game services providers listed on the Nasdaq Stock Exchange. Prior to joining NetEase, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years specializing in auditing international clients. Mr. Lee currently serves as a non-executive director on the board of NetEase, and also serves as Independent Non-Executive Director and Chairman of the audit committees of New Oriental Education & Technology Group Inc. and Acorn International, Inc., both of which are listed on the NYSE. Mr. Lee graduated from Hong Kong Polytechnic University and majored in accounting and is a member of the Chartered Association of Certified Accountants and the Hong Kong Institution of Certified Public Accountants.

Mr. Frank Ngai Chi Chan joined us in August 2007 and is the principal financial officer and principal accounting officer of our company. Mr. Chan has over 13 years of experience in financial management, compliance and auditing. Prior to joining our company, Mr. Chan had worked in the audit division of PricewaterhouseCoopers Hong Kong and in three listed companies as the financial controller and company secretary in Hong Kong. From 2004 to August 2007, Mr. Chan worked in Tong Ren Tang group, the largest producer of Chinese Medicine in China as the financial controller and company secretary. From 2001 to 2003, Mr Chan worked as the financial controller and company secretary of Topsearch International Holdings, a producer of printed circuit cards. Mr. Chan holds a Bachelor’s degree from The Hong Kong University of Science and Technologies and a Master’s degree from The Chinese University of Hong Kong. Mr. Chan is currently a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

Mr. Haisui Chen has been the chief operating officer and president of our management department since November 2006 and has over 21 years of management experience. From 2003 to November 2005, Mr. Chen was the chairman of HuaTongTianXiang Group Co. Ltd., a company listed on the Shanghai Stock Exchange. He also has held senior management roles in several enterprises. Mr. Chen graduated from the Central School of the Chinese Communist Party in 1986 with a Master’s degree in economics.

Mr. Zihong Chen has been the chief logistics officer of our company and deputy general manager of Sichuan Gushan since 2001. Mr. Chen is also currently a director of Sichuan Gushan, Handan Gushan, Fujian Gushan, Shanghai Gushan, and Beijing Gushan. Mr. Chen has worked closely with Mr. Yu since 1996 and is one of our founding members. He has over 10 years of experience in the petrochemical industry. Before joining us, Mr. Chen served in the logistics department of a government agency and is now responsible for our logistics management. He joined our company in June 2001. The maternal grandmother of Mr. Gonghao Chen is the mother of Mr. Zihong Chen. The wives of Mr. Jianqiu Yu and Mr. Chen are siblings.

Mr. Gonghao Chen has been the chief sales and marketing officer of our company and the general manager of Handan Gushan since 2001 Mr. Chen is also currently a director of Sichuan Gushan, Handan Gushan, Fujian Gushan, Shanghai Gushan, and Beijing Gushan. Mr. Chen has worked closely with Mr. Yu since 1996 and is one of our founding members. Mr. Chen has over 10 years of experience in the petrochemical industry. Mr. Chen received the “First Award for Science and Technology Advancement by the Mianyang County Government” in 2003. Mr. Chen is responsible for our sales and marketing functions and the business operations of Handan Gushan. He joined our company in June 2001. Mr. Chen is the husband of Ms. Huimin Chen, the senior finance manager of our company. Mr. Gonghao Chen’s maternal grandmother is the mother of Mr. Zihong Chen, the chief logistics officer of our company.

Mr. Junxiong Li has been the chief engineer of our company since 2001. Mr. Li received his bachelor’s degree in the chemical processing of forestry products from the Fujian Agriculture and Forestry University in 1988. He has over 17 years of experience in the petrochemical industry. Before joining us in June 2001, Mr. Li worked at various chemical companies as a production technology manager. He also received the “Third Award for Science and Technology Advancement by the Sichuan Provincial Government” in 2003 and the “First Award for Science and Technology Advancement by the Mianyang County Government” in 2003. He is responsible for our overall production management.

Mr. Wilson Wai Sun Kwong joined us in July 2006 and is the vice president in charge of business development of our company. Mr. Kwong has 12 years of experience in corporate finance and equity capital markets in Asia, having previously worked at a number of investment banks in Hong Kong. Prior to joining us, he was a managing director of investment banking and head of Hong Kong and China ECM at CLSA Equity Capital Markets Limited, a position he had held since March 2004. From 2002 to 2003, Mr. Kwong was the head of equity capital markets for Cazenove Asia Limited. After graduating from Cambridge University, England with a Bachelor’s degree in 1987, he qualified as a chartered accountant in the United Kingdom with KPMG in 1990 and as a chartered secretary and administrator in the United Kingdom in 1991. Mr. Kwong is currently an associate member of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretary.

Mr. Ying Kwan Cheung joined us in March 2006 and is the financial controller of our company. Mr. Cheung has over 20 years of experience in financial management. Prior to joining our company, Mr. Cheung served from April 2001 to March 2006 as the qualified accountant and company secretary of Signal Media and Communications Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. Since November 2005, he has been an independent director of Wo Kee Hong (Holdings) Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. Mr. Cheung joined our company in March 2006. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

Ms. Huimin Chen has been the senior finance manager of our company since 2001. Ms. Chen has extensive experience in financial management and studied in the financial management graduate program at the Economics Department of Peking University between April 2005 and March 2006. Ms. Chen joined us in June 2001. She is responsible for our finance management. Ms. Chen is currently a director of Sichuan Gushan and Fujian Gushan. Ms. Chen is married to Mr. Gonghao Chen, the chief sales and marketing officer of our company.

Mr. Oliver Jian Ding has been the chief administrative officer and special assistant to the chairman of our company since August 2006 and has been special assistant to the chairman since joining our company in 2005. Mr. Ding graduated from the Fujian University of Technology in 1993 with a major in mechanical manufacturing. Before joining us in August 2005, Mr. Ding served from 2001 to 2005 as the business development manager in a subsidiary of Signal Media and Communications Holdings Limited, a company listed on the Hong Kong Stock Exchange. Prior to that, he worked in the marketing and communications fields for over five years. Mr. Ding is responsible for our administrative affairs, including legal affairs, information technology and corporate branding. He also assists the president in our strategic planning and manages our investor relations.

Board of Directors

Our board of directors is currently comprised of five directors, including three independent board members. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she has a material interest. Any director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or any third party. We have established three committees of the board of directors:

•	the audit committee;

•	the compensation committee; and

•	the corporate governance and nominating committee.

We have adopted a charter for each committee to comply with the Sarbanes-Oxley Act and New York Stock Exchange corporate governance rules. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of Mr. Denny Lee, Mr. Kang Nam Chu and Mr. Dongming Zhang, each of whom satisfies the “independence” requirements of the New York Stock Exchange rules and the Securities and Exchange Commission regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	discussing the annual audited financial statement and interim financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	such other matters that are specially delegated to our audit committee by our board of directors from time to time; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Mr. Denny Lee, Mr. Kang Nam Chu and Mr. Dongming Zhang, each of whom satisfies the “independence” requirements of the New York Stock Exchange rules and the Securities and Exchange Commission regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing and determining the compensation package for our senior executives;

•	reviewing and recommending to the board the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•	reporting regularly to the full board of directors.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Denny Lee, Mr. Kang Nam Chu and Mr. Dongming Zhang, each of whom satisfies the “independence” requirements of the New York Stock Exchange rules. The nominations committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominations committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board;

•	appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken;

•	monitoring compliance with our code of ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the full board of directors.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Employment Agreements

We have entered into employment agreements with all of our senior executive officers. All of our senior executive officers are entitled to a base salary, allowances and stock options as well as performance based bonuses. We may terminate a senior executive officer’s employment for cause, at any time, without prior notice, for certain acts of the officer, including, but not limited to, acts of dishonesty or grave misconduct, persistent failure to perform agreed duties or a conviction of a crime. Our senior executive officer employment agreements may be terminated by either party at any time upon 3 months’ prior written notice. None of our senior executive officers are entitled to any severance benefits upon termination by the Company.

Each executive officer has agreed, both during his or her employment and for a period of twelve months following the termination of his or her employment, to use his or her best endeavors to prevent the unauthorized disclosure of any confidential information or trade secret concerning us or any of our subsidiaries. In addition, each executive will be required to agree to be bound by the non-competition restriction set forth in the employment agreement. Specifically, each executive has agreed that he or she shall not, for a period of twelve months following the termination of his or her employment, (i) be employed or interested directly or indirectly in any business in competition with us or any of our subsidiaries, (ii) directly or indirectly solicit any customer or supplier, or any potential customer or supplier; or (iii) directly or indirectly solicit any person who is, or at any time during the previous 12 months has been, an employee of us or any of our subsidiaries.

Compensation of Directors and Executive Officers

All directors receive reimbursements from our Company for expenses which are necessarily and reasonably incurred by them for providing services to our Company or in the execution of their duties. Each director who is also an employee of our Company receives compensation in the form of a salary, housing allowance, other allowances and benefits in kind in his capacity as employee of our Company.

In 2006, the aggregate remuneration and benefits in kind that we paid to directors and executive officers was RMB2.5 million (US$0.3 million). For details relating to the share options which our directors and executive officers may be granted from time to time, see “Management—Share Option Plan.”

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own fraud or dishonesty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the provisions contained in our amended and restated memorandum and articles of association, the Cayman Islands law or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors or officers in the successful defense of any action, suit, or proceeding, is asserted by such director or officer, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Share Option Plan

On November 9, 2007, our shareholders approved the adoption of a share option plan, or the Share Option Plan, to motivate, attract and retain eligible participants and to recognize and acknowledge their contributions to us. Our Share Option Plan aims to:

•	motivate the eligible participants to optimize their performance efficiency for the benefit of our company; and

•	attract and retain or otherwise maintain on-going business relationships with the eligible participants whose contributions are or will be beneficial to the long-term growth of our company.

We granted an aggregate of 867,527 options to the following directors and officers on December 18, 2007. The exercise price is US$9.60, the initial public offering price (as adjusted for the ordinary share to ADS ratio), and each of these options will vest on a straight-line basis beginning from the date of grant. The options will expire ten years from the date of grant.

Name	Ordinary shares underlying options to be granted
Deyu Chen	*
Kang Nam Chu	*
Dongming Zhang	*
Denny Ting Bun Lee	*
Frank Ngai Chi Chan	*
Ying Kwan Cheung	*

*	Less than 1% of our outstanding share capital.

The following paragraphs summarize the terms of our Share Option Plan:

Eligible participants

The board of directors may, at its discretion, offer to grant an option to subscribe for such number of new ordinary shares as the board of directors may determine at an exercise price determined as described below to:

•	any full-time or part-time employees, executives or officers of our company or any of its subsidiaries;

•	any directors of our company or any of its subsidiaries; and

•	any advisers, consultants, suppliers, customers and agents;

•	who, in the sole opinion of the board of directors, will contribute or have contributed to our company.

Maximum number of shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under the Share Option Plan and under any other share incentive plan of our company must not in aggregate exceed 10% of the total number of ordinary shares in issue immediately prior to our initial public offering, excluding for this purpose ordinary shares which would have been issuable pursuant to options which have lapsed in accordance with the terms of the Share Option Plan (or any other share incentive plans of our company).

Price of shares

The subscription price of an ordinary share in respect of any particular option granted under the share option plan shall be such price as the board of directors in its absolute discretion shall determine, save that such price will not be less than the greater of:

•

the closing price of the ADSs representing our ordinary shares as quoted on the New York Stock Exchange on the date of grant, which must be a day on which the New York Stock Exchange is open for the business of dealing in securities; and

•	the nominal value of an ordinary share.

Performance target

A grantee may be required to achieve any performance targets as the board of directors may then specify in the grant before any options granted under the Share Option Plan can be exercised.

Time of exercise of option and duration of the share option plan

The period during which an option may be exercised will be determined by the board of directors in its absolute discretion, save that no option may be exercised more than 10 years after it has been granted. Subject to earlier termination by our Company in general meeting or by the board of directors, the Share Option Plan shall be valid and effective for a period of 10 years from November 9, 2007.

Scheme administration

Our board of directors will administer the Share Option Plan. Our board of directors’ decision as to all matters arising in relation to the share option plan or its interpretation or effect shall be final and binding on all parties.

Termination of the share option plan

Unless terminated earlier, the share option plan will expire in 2017. Our board of directors has the authority to amend or terminate the Share Option Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any grantee of any options unless agreed by the grantee.

In addition to the options granted under the Share Option Plan, in June 2006, in connection with an employment agreement for one of our executives, Carling Technology granted options to the executive to acquire 1,094,656 ordinary shares of Carling Technology at the exercise price of US$1.93 (RMB15.03) per share. The award vests over a three year period, with 37.5% vesting on the first and second anniversaries of July 6, 2006 and 25% on the third anniversary. Those options will expire in June 2016. On September 21, 2007, in connection with our reorganization in preparation for our initial public offering, we entered into a new employment agreement with the same executive, in replacement of the existing employment agreement with Carling Technology, pursuant to which we granted options to the executive to acquire 1,094,656 ordinary shares of Gushan at the exercise price of US$1.93 (RMB15.03) per share. The options will be fully vested at the earlier of 180 days after the date of the initial public offering or over a three year period commencing July 6, 2006, which is the grant date of the former options under the former service agreement. Other than the vesting conditions of the options, all other terms of the new employment agreement are the same as the former employment agreement.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	other selling shareholders.

The calculations in the shareholder table below are based on 136,831,943 ordinary shares outstanding prior to this offering, assuming the conversion of the remaining US$5.0 million 2006 Notes into 2,602,388 ordinary shares immediately prior to the completion of this offering, and 166,831,943 ordinary shares outstanding immediately after the completion of this offering. The numbers and percentages in the shareholder table below include 4,039,967 shares transferred pursuant to anti-dilution arrangements from Gemino Success, Parnell Skyline and Mountview Path to, among others, Ideanew Profits, Po Sang Group and Bentley Development immediately prior to the completion of this offering. See “Description of Share Capital—History of Securities Issuances and Recent Transactions—Anti-dilution arrangement.”

The information in the table assumes that the underwriters do not exercise the over-allotment option. Mr. Jianqiu Yu, Mr. Zihong Chen, Mr. Gonghao Chen, Ideanew Profits, Po Sang Group Ltd., Bentley Development Ltd. and Billion Ally have granted to the underwriters an over-allotment option to purchase up to a total of 5,400,000 ordinary shares. Mr. Jianqiu Yu, Mr. Zihong Chen and Mr. Gonghao Chen have granted this option through their wholly owned personal holding companies, Gemino Success, Parnell Skyline Limited and Mountview Path, respectively. Note 12 discloses the number of shares that would be sold by each of these selling shareholders and the percentages of our outstanding ordinary shares after this offering that they would beneficially own if the underwriters exercise the over-allotment option in full.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60-days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned Prior to This Offering		Shares being sold in this offering		Shares Beneficially Owned After This Offering
	Number	Percent	Number	Percent	Number	Percent
Directors and Executive Officers:
Jianqiu Yu(1)(12)	70,586,784	51.59%	—	—	70,586,784	42.31%
Deyu Chen	—	—	—	—	—	—
Junxiong Li	—	—	—	—	—	—
KangNam Chu	—	—	—	—	—	—
Dongming Zhang	—	—	—	—	—	—
Denny Lee	—	—	—	—	—	—
Haisui Chen	—	—	—	—	—	—
Frank Ngai Chi Chan	—	—	—	—	—	—
Wilson Wai Sun Kwong	*	*	—	—	*	*
Ying Kwan Cheung	—	—	—	—	—	—
Huimin Chen	—	—	—	—	—	—
Oliver Jian Ding	—	—	—	—	—	—
Zihong Chen(2)(12)	6,554,649	4.79%	—	—	6,554,649	3.92%
Gonghao Chen(3)(12)	3,708,600	2.71%	—	—	3,708,600	2.22%
All Directors and Executive Officers as a Group	80,850,033	59.09%	—	—	80,650,033	48.46%

	Shares Beneficially Owned Prior to This Offering		Shares Being Sold in This Offering		Shares Beneficially Owned After This Offering
	Number	Percent	Number	Percent	Number	Percent
Principal Shareholders:
Gemino Success(1)	70,586,784	51.59%	—	—	70,586,784	42.31%
Investment entities affiliated with Tiger Global Private Investment Partners III, L.P.(4)	17,257,507	12.61%	1,966,780	11.40%	15,290,727	9.17%
Ideanew Profits Limited(5)	10,630,942	7.77%	1,482,050	13.94%	9,148,892	5.48%

Selling Shareholders:
Investment entities affiliated with Tiger Global Private Investment Partners III, L.P. (4)	17,257,507	12.61%	1,966,780	11.40%	15,290,727	9.17%
Ideanew Profits Limited(5)(12)	10,630,942	7.77%	1,482,050	13.94%	9,148,892	5.48%
Po Sang Group Limited(6)(12)	6,825,346	4.99%	951,516	13.94%	5,873,830	3.52%
Bentley Development Ltd(7)(12)	5,315,471	3.88%	741,024	13.94%	4,574,447	2.74%
Billion Ally International Ltd(8)12)	5,060,000	3.70%	705,410	13.94%	4,354,590	2.61%
J&K Group Management Ltd(9)	440,000	0.32%	120,000	27.27%	320,000	0.19%
Feroz Dewan(10)	272,048	0.20%	30,928	11.37%	241,120	0.14%
Neeraj Chandra(11)	20,000	0.01%	2,292	11.46%	17,708	0.01%

*	Less than 1% of our total outstanding shares.
(1)	Represents 70,586,784 ordinary shares held by Gemino Success Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianqiu Yu. The business address for Mr. Yu is Room 908, China Merchants Tower, 168-200 Connaught Road Central, Hong Kong.
(2)	Represents 6,554,649 ordinary shares held by Parnell Skyline Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zihong Chen. The business address for Mr. Chen is Room 908, China Merchants Tower, 168-200 Connaught Road Central, Hong Kong.
(3)	Represents 3,708,600 ordinary shares held by Mountview Path Limited, a British Virgin Islands company wholly owned and controlled by Mr. Gonghao Chen. The business address for Mr. Chen is Room 908, China Merchants Tower, 168-200 Connaught Road Central, Hong Kong.
(4)	Includes 14,967,507 shares held by Tiger Global Private Investment Partners III, L.P., a limited partnership established in the Cayman Islands, or TGPIP(III), 1,620,000 shares held by Tiger Global, L.P., a limited partnership established in the state of Delaware, 40,000 shares held by Tiger Global II, L.P., a limited partnership established in the state of Delaware, and 630,000 shares held by Tiger Global, Ltd., an exempted company incorporated in the Cayman Islands. Each of TGPIP(III), Tiger Global, L.P., Tiger Global II, L.P., and Tiger Global, Ltd. is ultimately controlled by Charles P. Coleman III. The business address of these investment entities affiliated with Tiger Global Private Investment Partners III, L.P. is 101 Park Avenue, 48th floor, New York, NY10178.
(5)

Ideanew Profits Limited is a company incorporated in the British Virgin Islands and is an investment holding company wholly owned by The Yangtze Ventures II Limited as to 80% and On Capital China Tech Fund as to 20%. The Yangtze Ventures II Limited is a venture capital fund established in the form of a private company. The Yangtze Ventures II Limited is beneficially owned as to 75.4% by Goldcrest Development Limited which is wholly owned by Shui On Construction and Materials Limited whose shares are listed on the Hong Kong Stock Exchange. Each of the other shareholders of The Yangtze Ventures II Limited is an independent third party. On Capital China Tech Fund is a regulated mutual fund registered in the Cayman Islands. Ideanew Profits Limited is indirectly owned by Shui On Construction and Materials Limited, a company listed on the Hong Kong Stock Exchange. As of October 2, 2007, the public record of the Hong Kong Stock Exchange shows that the board of directors of Shui On Construction comprises the following individuals: Lo Hong Sui, Vincent, Choi Yuk Keung, Lawrence, Wong Yuet Leung, Frankie, Lowe Hoh Wai Wan, Vivien, Jeny Lau, Michael John Enright, Anthony Griffiths, Cheng Mo Chi, Moses,

and Gerrit Jan de Nys. The address of Ideanew Profits Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(6)	Po Sang Group Limited is ultimately controlled by Li Lai Ming. The business address of Po Sang Group Limited is Room 2301, D6-C Nam Fung Center, 264-298, Castle Peak Road, Tsuen Wan, New Territories, Hong Kong.
(7)	Bentley Development Limited is ultimately controlled by Yong Shin Beh. The address of Bentley Development Limited is P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(8)	Billion Ally International Ltd is a company incorporated in the British Virgin Islands and is an investment holding company wholly owned by AID Partners Assets Management Limited, which is ultimately controlled by Tat Joel Chang and Kelvin King Shiu Wu. The principal address of Billion Ally International Ltd is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(9)	J&K Group Management Ltd is ultimately controlled by Huimin Wu. The address of J&K Group Management Ltd is the offices of Commonwealth Trust Limited, Drake Chambers, P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(10)	The mailing address for Mr. Feroz Dewan is c/o Turner & Roulstone Management Ltd., Strathvale House, P.O. Box 2636GT, George Town, Grand Cayman, Cayman Islands.
(11)	The mailing address for Mr. Neeraj Chandra is c/o Turner & Roulstone Management Ltd., Strathvale House, P.O. Box 2636GT, George Town, Grand Cayman, Cayman Islands.
(12)	Assumes that the underwriters do not exercise the over-allotment option. If the underwriters exercise the over-allotment option in full, (i) Mr. Jianqiu Yu, through his wholly owned personal holding company Gemino Success, would sell 2,619,174 of our ordinary shares in this offering and beneficially own 67,967,609 ordinary shares or 40.74% of our ordinary shares immediately after this offering; (ii) Mr. Zihong Chen, through his wholly owned personal holding company Parnell Skyline Limited, would sell 243,216 of our ordinary shares in this offering and would beneficially own 6,311,433 ordinary shares and 3.78% of our ordinary shares immediately after this offering; (iii) Mr. Gonghao Chen, through his wholly owned personal holding company, would sell 137,610 of our ordinary shares in this offering and would beneficially own 3,570,989 ordinary shares or 2.14% of our ordinary shares immediately after this offering; (iv) Ideanew Profits would sell 916,732 of our ordinary shares in this offering and beneficially own 8,232,160 ordinary shares or 4.93% of our ordinary shares immediately after this offering; (v) Po Sang Group Ltd. would sell 588,566 of our ordinary shares in this offering and beneficially own 5,285,264 ordinary shares or 3.17% of our ordinary shares immediately after this offering; (vi) Bentley Development Ltd. would sell 458,366 of our ordinary shares in this offering and beneficially own 4,116,081 ordinary shares or 2.47% of our ordinary shares immediately after this offering; and (vii) Billion Ally would sell 436,336 of our ordinary shares in this offering and beneficially own 3,918,254 ordinary shares or 2.35% of our ordinary shares immediately after this offering.

Ideanew Profits and Bentley Development

In May 2005, Ideanew Profits Limited and Bentley Development Limited acquired HK$40.0 million (US$5.1 million) and HK$20.0 million (US$2.6 million), respectively, of our 2005 Notes. For a description of the material terms of the 2005 Notes subscription, see “Description of Share Capital—2005 Notes.” In February 2006, Ideanew and Bentley converted our 2005 Notes into 12,380,000 ordinary shares and 6,190,000 ordinary shares, respectively. In April 2006, Ideanew and Bentley subsequently sold 2,760,000 and 1,380,000 ordinary shares to several third parties including Tiger Global Private Investment Partners III, L.P., Mr. Feroz Dewan and Mr. Neeraj Chandra, as described below.

Investment entities affiliated with Tiger

The investment entities affiliated with Tiger Global Private Investment Partners III, L.P. received their ordinary shares as follows. In February 2006, we issued 2006 Notes in the principal amount of US$19.9 million to Tiger Global Private Investment Partners III, L.P. For a description of the material terms of the 2006 Notes subscription, see “Description of Share Capital—2006 Notes.” In April 2006, Tiger Global Private Investment

Partners III, L.P. and Tiger Global L.P purchased a total of 4,610,000 and 2,870,000 ordinary shares, respectively, from Mr. Gonghao Chen, one of our officers, Ideanew and Bentley at a purchase price of US$3.626473 per share. In May 2006, Tiger Global L.P. sold 40,000 ordinary shares, 630,000 ordinary shares, 440,000 ordinary shares and 140,000 ordinary shares to Tiger Global II, L.P., Tiger Global Ltd., J&K Group Management Ltd. and United Capital Investment Group Limited, respectively, at US$3.626473 per share. In November 2007, Tiger Global Private Investment Partners III, L.P. converted its 2006 Notes into 10,357,507 of our ordinary shares.

Individual Shareholders

Messrs. Dewan and Chandra received their ordinary shares as follows. Mr. Dewan purchased US$0.1 million of our 2006 Notes in February 2006. He converted his 2006 Notes into 52,048 of our ordinary shares in November 2007. Messrs. Dewan and Chandra purchased 220,000 ordinary shares and 20,000 ordinary shares, respectively, in April 2006 from Mr. Gonghao Chen, Ideanew and Bentley at a purchase price of US$3.626473 per share.

Po Sang Group Limited

In May 2005, Po Sang Group Limited purchased 5,250,000 ordinary shares from us for a purchase price of HK$20.0 million (US$2.6 million).

Billion Ally

In August 2007, Billion Ally International Ltd. purchased 5,060,000 ordinary shares from Mr. Yu, our chairman and principal executive officer, for a total consideration of HK$150.0 million (US$19.3 million).

J&K Group Management Ltd.

In May 2006, J&K Group Management Ltd. purchased 440,000 ordinary shares from Tiger Global L.P. at a purchase price of US$3.626473 per share.

Over-allotment Selling Shareholders

In January 2005, we issued 78,940,000 ordinary shares to Mr. Jianqiu Yu, 10,000,000 ordinary shares to Mr. Zihong Chen and 11,060,000 ordinary shares to Mr. Gonghao Chen. Mr. Yu is our chairman and principal executive officer. Mr. Zihong Chen is our chief logistics officer and Mr. Gonghao Chen is our chief sales and marketing officer. The consideration for the issuance of these shares was nominal par value of HK$0.00001 per share. Subsequently, each of Mr. Yu, Mr. Chen and Mr. Chen transferred our ordinary shares to their respective wholly owned BVI subsidiaries.

Our shareholder, Good Concept Investments Limited, acquired 1,580,000 ordinary shares from us in September 2005 and was granted certain anti-dilution protections. Good Concept is solely owned by an individual whose brother is associated with one of the underwriters for this offering. Before Good Concept purchased our ordinary shares in September 2005, it was not affiliated with or otherwise related to us. At the time of the purchase, Good Concept had no agreements or understandings, directly or indirectly, with any person to distribute any of our securities.

A total of 292,048 of our outstanding ordinary shares are beneficially owned by United States residents, and two record holders of our voting securities are resident in the United States.

None of our existing shareholders has different voting rights from other shareholders subsequent to the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

We engage from time to time in various transactions with related parties. We believe that we have conducted our related-party transactions on terms comparable to, or better than, similar transactions we would enter into with independent third parties. Upon completion of this offering, our related-party transactions will be subject to the review and approval of the audit committee of our board of directors. The charter of our audit committee as adopted by our board of directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee.

Investor’s Rights Agreement

On September 20, 2007 we entered into a new investors’ rights agreement as part of our share and note exchange in connection with our reorganization. Pursuant to the investors’ rights agreement, we have granted certain ordinary shareholders and holders of the 2006 Notes certain rights, including the right of first refusal, right of co-sale, preemptive rights with respect to the issuance of new securities by us and certain registration rights, which include demand registration rights for the holders of the 2006 Notes, Form F-3 registration and piggyback registration. See “Description of Share Capital—Registration Rights.” Except for the registration rights, all shareholder and noteholder rights under the investors’ rights agreement will terminate automatically upon the completion of this offering.

Other Related Party Transactions

Sales to Shaowu Hongxing

We made sales to Shaowu Hongxing Yefangzhi Co. Ltd, or Shaowu Hongxing, a company whose shareholder is also a shareholder of the company, in the amounts of RMB4.5 million, RMB14.8 million and RMB4.0 million (US$0.5 million) during the years ended December 31, 2004, 2005 and 2006, respectively. The related amounts due from Shaowu Hongxing for such sales as of December 31, 2005 and 2006 were RMB914,000 and nil, respectively. During the year ended December 31, 2006, Shaowu Hongxing became an unrelated party because the shareholder was no longer a shareholder of Shaowu Hongxing. Therefore, the amounts were reclassified to accounts receivable and subsequently repaid by Shaowu Hongxing during the year ended December 31, 2006.

Transactions with Fuzhou Gushan, Handan Gushan and Fujian Gushan

During the year ended December 31, 2004, Fuzhou Gushan advanced us RMB1.5 million. During the year ended December 31, 2005, we acquired a 49% equity interest in Handan Gushan from Fuzhou Gushan, whose controlling shareholder also was controlled by one of our shareholders, for a consideration of RMB1.6 million, which was paid to Fuzhou Gushan during the year ended December 31, 2005. On the date of our acquisition of Handan Gushan the amount due to Fuzhou Gushan by Handan Gushan was RMB18.9 million, which we assumed. During the year ended December 31, 2005, Fuzhou Gushan also paid operating expenses of RMB4.3 million on behalf of Fujian Gushan, and during the year ended December 31, 2005, we repaid Fuzhou Gushan RMB24.7 million during the year ended December 31, 2005, representing the RMB1.5 million due as of December 31, 2004, the assumed liability of RMB18.9 million and the RMB4.3 million of operating expenses paid on behalf of Fujian Gushan.

Transactions with Mianyang Technology

In 2003 and 2004, our minority shareholder, Mianyang Technocity Technology SME Innovative Technology Fund and Advanced Technology Venture Capital Investment Fund Administrative Center, or Mianyang Technology made certain loans to us in the principal amount of RMB6.0 million, which bore interest at a rate of 10% per annum and were due December 31, 2005. These loans were made for the purpose of financing production facilities for the production of erucic amide.

Transactions with Shareholders

During the year ended December 31, 2005, three of our shareholders repaid the principal amount of RMB6.0 million as well as unpaid interest of RMB1.2 million to Mianyang Technology on our behalf. The principal amount of RMB6.0 million which was repaid by the shareholders was recorded as reduction of the amount due from the shareholders. In addition, a shareholder paid operating expenses of RMB3,000 on our behalf during the year ended December 31, 2005. The outstanding balance due to these shareholders was RMB1.2 million (including the RMB3,000 that was paid on our behalf) as of December 31, 2005. We repaid the amount of RMB1.2 million (US$0.2 million) to these three shareholders during the year ended December 31, 2006. A shareholder paid operating expenses of RMB196,000 (US$26,158) on our behalf during the year ended December 31, 2006. The outstanding balance was therefore RMB 196,000 (US$26,158) as of December 31, 2006. We repaid the RMB196,000 (US$26,158) during the nine-month period September 30, 2007, therefore, the outstanding balance was nil as of September 30, 2007.

Various transactions with Mr. Jianqiu Yu and other officers

As of December 31, 2003, Mr. Jianqiu Yu owed us RMB3.5 million. We made additional advances to Mr. Yu of RMB42.2 million and received repayments from Mr. Yu of RMB25.6 million during the year ended December 31, 2004. The outstanding balance was therefore RMB20.1 million as of December 31, 2004. During the year ended December 31, 2005, we advanced an additional RMB29.2 million to the Mr. Yu and received repayments of RMB3.7 million from him. In addition, Mr. Yu repaid RMB6.0 million to Mianyang Technology on our behalf during the year ended December 31, 2005, which was recorded as a reduction of the amount due from Mr. Yu. We declared a dividend of RMB47.0 million in 2005 of which RMB9.4 million was paid to Mr. Yu in cash and RMB37.6 million was recorded as reduction to the amount due from him. The remaining outstanding balance as of December 31, 2005 was RMB2.0 million, which was paid by Mr. Yu during the year ended December 31, 2006. The amounts due from Mr. Yu were unsecured, interest-free and repayable on demand.

In January 2005, Carling Technology issued 78,940,000 common shares to Mr. Jianqu Yu, 10,000,000 common shares to Zihong Chen and 11,060,000 common shares to Gonghao Chen, respectively. The consideration for the issuance of these shares was nominal par value of HK$0.00001 per share.

Employment Agreements

See “Management—Employment Agreements.”

Share Option Plan

See “Management—Share Option Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Cayman Companies Law. We have filed copies of our current memorandum and articles of association and our amended and restated memorandum and articles of association that will become effective upon completion of this offering as exhibits to our registration statement on Form F-1, of which this prospectus forms a part.

As of January 1, 2006, December 31, 2006 and September 30, 2007, we had 105,250,000, 123,820,000 and 123,820,000 ordinary shares issued and outstanding, respectively. As of the date of this prospectus, our authorized share capital consists of 38,000,000,000 ordinary shares, par value of HK$0.00001 each. As of the date of this prospectus, an aggregate of 134,229,555 ordinary shares were issued and outstanding. The outstanding 2006 Notes which have not yet been converted will be fully converted into 2,602,388 ordinary shares immediately prior to the completion of this offering. Upon completion of this offering, our authorized share capital will consist of 38,000,000,000 ordinary shares, with a par value of HK$0.00001 each and there will be 166,831,943 ordinary shares issued and outstanding and no other class of shares with special rights will be outstanding.

The following are summaries of material provisions of our amended and restated articles of association that will become effective upon completion of this offering and the Cayman Companies Law insofar as they relate to our ordinary shares. You, as holders of our ADSs, will not be treated as our shareholders and you must surrender your ADSs for cancellation and withdraw from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights as holders of our ordinary shares in respect of the ordinary shares underlying your ADSs. Under the terms of the deposit agreement, the depositary has agreed, subject to certain legal and contractual limitations, to exercise certain shareholder rights on your behalf and on behalf of other holders of our ADSs. See “Description of American Depositary Shares” for more information.

Ordinary Shares

All of our outstanding ordinary shares are fully paid and non-assessable. We issue certificates representing our ordinary shares in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Cayman Companies Law.

Voting rights

Each of our ordinary shares is entitled to one vote on all matters upon which our ordinary shares are entitled to vote. Voting at any meeting of our shareholders is by show of hands unless a poll is demanded as described in our articles of association. A poll may be demanded by (a) the chairman of the meeting, (b) at least three shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, (c) any shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting, or (d) a shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and holding not less than one-tenth of the issued share capital of our voting shares.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in our company. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative. Advance notice of at least 10 clear days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to our ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our amended and restated memorandum or articles of association. Holders of our ordinary shares may effect certain changes by an ordinary resolution, including alteration of the amount of our authorized share capital, consolidation and division of all or any of our share capital into shares of larger or smaller amount than our existing share capital, and cancel any unissued shares.

Transfer of shares

Subject to the restrictions of our amended and restated articles of association, as more fully described below any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board or in a form prescribed by a designated stock exchange.

Our board of directors may, in its absolute discretion, and without giving any reason, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if applicable; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

There is presently no legal requirement under Cayman Islands law for instruments of transfer relating to our ordinary shares to be stamped unless they were executed in or brought within the jurisdiction of the Cayman Islands. In addition, our board of directors has no present intention to charge any fee in connection with the registration of a transfer of our ordinary shares.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on prior notice being given by advertisement in one or more newspapers or by any other means in accordance with the requirements of the New York Stock Exchange rules, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Pre-emption rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on shares and forfeiture of shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of shares

Subject to the provisions of the Cayman Companies Law, the rules of the New York Stock Exchange, our amended and restated memorandum and articles of association and to any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Our currently outstanding ordinary shares and those to be issued in this offering will not be subject to redemption at the option of the holders or our board of directors.

Variations of rights of shares

Subject to the Cayman Companies Law, all or any of the special rights attached to any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Inspection of register of members.

Pursuant to our amended and restated articles of association, our register of members and branch register of members shall be open for inspection by shareholders for such times and on such days as our board of directors shall determine, without charge, or by any other person upon a maximum payment of $2.50 or such other sum specified by the board, at the registered office or such other place at which the register is kept in accordance with the Cayman Companies Law or, upon a maximum payment of $1.00 or such other sum specified by the board, at the office where we keep our register in accordance with the Cayman Companies Law, unless the register is closed in accordance with our articles of association.

Designations and classes of shares

All of our issued shares upon the closing of this offering will be ordinary shares. Our articles provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine.

Board of Directors

We are managed by a board of directors which currently consists of five members.

Our shareholders may by ordinary resolution at any time remove any director before the expiration of his period of office notwithstanding anything in our articles of association or in any agreement between us and such director, and may by ordinary resolution elect another person in his stead. Subject to our articles of association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a casual vacancy. Any director appointed by the directors to fill a casual vacancy shall hold office until the first general meeting of our shareholders after his appointment and be subject to re-election at such meeting and any director appointed by the directors as an addition to the existing board of directors shall hold office only until our next following annual general meeting and shall then be eligible for re-election.

There are no share ownership qualifications for directors.

Meetings of our board of directors may be convened at any time deemed necessary by any member of our board of directors.

A meeting of our board of directors will be competent to make lawful and binding decisions if a majority of the number of our directors currently holding the office are present or represented. At any meeting of our directors, each director, be it by his or her presence or by his or her alternate, is entitled to one vote. A director may vote in respect of any contract or transaction in which he is directly or indirectly interested, provided, such director must declare the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which we may subsequently make. Notwithstanding the foregoing, no independent director of our company may without the consent of the audit committee established by us take any action that would reasonably be likely to affect such director’s status as an independent director of our company.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

The remuneration to be paid to the directors shall be such remuneration as the directors shall determine provided always that if a compensation committee is established pursuant to the requirement of the Securities Act, such determination may only be made based on the recommendation of the compensation committee. Under our articles of association, the directors shall also be entitled to be paid their traveling, hotel and other expenses reasonably incurred by them in attending meetings of the directors, or any committee of the directors, or general meetings of the company, or otherwise in connection with the discharge of his duties as director. The approval of our shareholders is required before we can make payment to any director or past director by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the director is contractually entitled).

History of Securities Issuances and Recent Transactions

As of January 1, 2006, December 31, 2006 and September 30, 2007, we had 105,250,000, 123,820,000 and 123,820,000 ordinary shares issued and outstanding, respectively.

The following is a summary of the issuances and sales of our securities since the commencement of operations of Sichuan Gushan in June 2001.

Ordinary shares

In January 2005, Carling Technology issued 78,940,000 common shares to Mr. Jianqu Yu, 10,000,000 common shares to Zihong Chen and 11,060,000 common shares to Gonghao Chen, respectively. The consideration for the issuance of these shares was nominal par value of HK$0.00001 per share.

In May 2005, Carling Technology issued 5,250,000 common shares to Po Sang Group Limited for a purchase price of HK$20.0 million (US$2.57 million).

2005 Notes

Pursuant to a subscription deed between, among others, Carling Technology, Ideanew Profits and Bentley Development dated May 17, 2005, Ideanew Profits and Bentley Development subscribed for the 2005 Notes at an aggregate consideration of HK$60,000,000. The consideration amounts were determined after arm’s length negotiations between Carling Technology, Ideanew Profits and Bentley Development. The 2005 Notes were convertible into the number of shares in Carling Technology representing an aggregate of approximately 15% of then-issued share capital of Carling Technology as enlarged by such conversion. In February 2006, the 2005 Notes held by Ideanew Profits and Bentley Development were converted into an aggregate of 18,570,000 ordinary shares in Carling Technology, representing 15% of the then-issued share capital of Carling Technology.

2006 Notes

Pursuant to a subscription agreement between, among others, Carling Technology Limited, TGPIP(III), Mr. Feroz Dewan, United Capital Investment China Venture III Limited, or UCI-CV(III), and KTB/UCI China Ventures I Limited, or KTB/UCI-CV(I), dated January 19, 2006, TGPIP(III), Mr. Dewan, UCI-CV(III) and KTB/UCI-CV(I) subscribed for the 2006 Notes at an aggregate consideration of US$25,000,000. Prior to this offering, all of the 2006 Notes will mandatorily convert into an aggregate of 13,011,943 of our ordinary shares at a conversion price of approximately US$1.92 per share. The converted shares will represent approximately 7.7% of our issued share capital upon completion of this offering (and assuming no change to the number of ADSs sold by us as set forth on the cover page of this prospectus). The number of ordinary shares to be issued to the noteholders before conversion of the 2006 Notes, after conversion of the 2006 Notes, and the number of ordinary shares to be held by the noteholders after completion of this offering (and assuming no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus) and their respective percentage of shareholding are as follows:

Name of the Noteholders	Number of ordinary shares held by the noteholders before conversion of the 2006 Notes	Number of ordinary shares to be issued to the noteholders upon conversion of the 2006 Notes	Number of ordinary shares to be held by the noteholders upon completion of this offering	Approximate percentage of ordinary shares to be held upon completion of this offering
TGPIP (III)	4,610,000	10,357,507	14,967,507	8.91%
Mr. Dewan	220,000	52,048	272,048.002%
UCI-CV (III)	—	1,561,433	1,561,433.007%
KTB/UCI-CV (I)	140,000	1,040,955	1,180,955.009%

Carling Technology, Joywin Technology and Profit Faith Technology also entered into share pledge agreements in connection with the 2006 Notes in favor of TGPIP(III) and United Capital Investment Group Limited against their holdings in Fujian Gushan, Sichuan Gushan and Handan Gushan, respectively. Carling Technology further entered into share charge agreements with TGPIP(III), Mr. Dewan, UCI-CV(III) and KTB/UCI-CV(I) against its shareholding interests in Joywin Technology, Profit Faith Technology and Brightest Resources. The share pledge agreements and the share charge agreements will automatically release according to the terms of the agreements upon the completion of this offering subject to standard procedural steps to record the releases.

On November 30, 2007, the 2006 Notes held by TGPIP(III) and Mr. Dewan were converted into an aggregate of 10,409,555 of our ordinary shares in November 2007 and the remainder of the 2006 Notes will convert into 2,602,388 of our ordinary shares immediately prior to the completion of this offering.

Options

As of the date of this prospectus, in connection with an employment agreement with one of our executives, we have issued outstanding options to purchase up to 1,094,656 ordinary shares at an exercise price of US$1.93 (RMB15.03) per share. These options were granted on July 6, 2006, and will expire on July 6, 2016.

Recent sale of secondary shares

Pursuant to a sale and purchase agreement dated August 2, 2007 entered into between Mr. Yu and Billion Ally International Limited, a company incorporated in the British Virgin Islands, or Billion Ally, Mr. Yu, being the beneficial owner of 63.75% of the issued share capital of Carling Technology, sold and transferred to Billion Ally shares representing 4.09% of the issued share capital of Carling Technology for the consideration of HK$150,000,000 (US$19.3 million).

Anti-dilution arrangement

Ideanew Profits and Bentley Development acquired our 2005 Notes in May 2005. Under the 2005 Notes subscription agreement, Ideanew Profits and Bentley Development were granted certain anti-dilution protections by Mr. Jianqiu Yu, Mr. Zhihong Chen and Mr. Chen, each an officer of our company. The anti-dilution protections were further amended and memorialized in December 2005, February 2006 and September 2007.

Po Sang Group acquired our ordinary shares in May 2005, and Peace Shine and Good Concept acquired our ordinary shares in September 2005. Shortly after the acquisition of these ordinary shares, Mr. Yu, Mr. Chen and Mr. Chen agreed to grant Po Sang Group, Peace Shine and Good Concept similar anti-dilution protections as those enjoyed by Ideanew Profits and Bentley Development under the 2005 Notes subscription agreement.

Under the above anti-dilution agreements, the parties agreed that upon our issuance of any shares before this offering, including shares issued to the 2006 noteholders upon conversion of their 2006 Notes, Mr. Yu, Mr. Chen and Mr. Chen would transfer a sufficient number of ordinary shares beneficially owned by them to ensure that Ideanew Profits, Bentley Development, Po Sang Group, Peace Shine and Good Concept would own approximately 7.8%, 3.9%, 5.0%, 1.5% and 1.5%, respectively, of our issued share capital immediately prior to the completion of the offering.

As a result of the above agreements, immediately prior to the completion of this offering, Gemino Success, Parnell Skyline and Mountview Path, each of which is wholly owned and controlled by Mr. Yu, Mr. Zihong Chen and Mr. Gonghao Chen, respectively, will transfer an aggregate of 4,039,967 ordinary shares representing approximately 2.9% of our then issued share capital to the five shareholders as set out below:

Name of transferee	Number of ordinary shares to be transferred	Number of ordinary shares to be held by the transferee after the transfer of ordinary shares	Approximate percentage of shareholding held by the transferee after the transfer of ordinary shares
Ideanew Profits	1,010,942	10,630,942	7.8%
Bentley Development	505,471	5,315,471	3.9%
Po Sang Group	1,575,346	6,825,346	5%
Good Concept	474,104	2,054,104	1.5%
Peace Shine	474,104	2,054,104	1.5%

Registration Rights

Pursuant to our investors’ rights agreement entered into in September 2007, we have granted certain registration rights to our ordinary shareholders and holders of the 2006 Notes. Set forth below is a description of the registration rights granted under the agreement:

Demand registration rights

At any time commencing six months after this offering, any of Tiger Global Private Investment Partners III, L.P., Feroz Dewan, KTB/UCI China Ventures I Limited or United Capital Investment China Venture III Limited holding at least 20% of the registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. However, we are not obligated to effect more than two such demand registrations for Tiger Global Private Investment Partners III, L.P. or Feroz Dewan, or more than one such demand registration for KTB/UCI China Ventures I Limited or United Capital Investment China Venture III Limited. We have the right to defer the filing of a registration statement for up to 90 days if our board of directors determines in good faith that effecting a registration at such time would be seriously detrimental to us and our shareholders.

Form F-3 registration rights

Upon our becoming eligible to use Form F-3, holders of at least 20% of the registrable securities have the right to request that we file a registration statement under Form F-3 if the aggregate amount of securities to be sold under the registration statement is not less than $1.0 million.

Piggyback registration rights

If we propose to file a registration statement for a public offering of the securities of our company other than, among other things, relating to a share plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of registration

We will pay all expenses relating to any demand, piggyback or Form F-3 registration, except that holders of registrable securities shall bear the expense of any underwriting discounts or commission relating to registration and sale of their shares.

Issuance of Additional Ordinary Shares or Preference Shares

Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue series of preference shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preference shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preference shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Differences in Corporate Law

The Cayman Companies Law differs from laws applicable to corporations established in jurisdictions in the United States and to their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Companies Law applicable to us and the laws applicable to companies incorporated in jurisdictions in the United States and their shareholders.

Mergers and similar arrangements

The Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies so long as the arrangement is approved by:

•	a majority in number of each class of shareholders and creditors, respectively, with whom the arrangement is to be made, and

•	three-fourths in value of each class of shareholders and creditors, respectively,

that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court its view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority;

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law or that would amount to a “fraud on the minority” under the Cayman Islands law.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is so approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of corporations incorporated under jurisdictions of the United States, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority” under the Cayman Islands law.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent two ordinary shares (or a right to receive two ordinary shares) deposited with the Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents see “Where You Can Find Additional Information” in this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

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Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation—United States Federal Income Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

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Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions.    The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the Deposited Securites, but only if we ask the depositary to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of the Memorandum and Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we will try to give the Depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Rights

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.

Notices and Reports

Upon receipt of notice of any meeting of holders of ADSs or other deposited securities, if requested in writing by the company, the depositary will, as soon as practicable thereafter, mail to the owners of ADSs a notice which contains (a) such information as is contained in such notice of meeting received by the depositary from the company, (b) a statement that the owners of ADSs as of the close of business on a specified record date will be entitled, subject to any applicable provisions of the Cayman Islands law and of the articles of association of our company, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the amount of shares or other deposited securities represented by their respective ADSs, and (c) a statement as to the manner in which instructions may be given.

The depositary will make available for inspection by registered holders at its corporate trust office any reports and communications, including any proxy soliciting material, received from the company, which are both (a) received by the depositary as the holder of the deposited securities, and (b) made generally available to the holders of such deposited securities by the company. However, such inspection shall not be for the purpose of communicating with registered holders of ADSs in the interest of a business or object other than the business of our company, or matters relating to the deposit agreement or the ADSs. The depositary will also, upon written request, send to the registered holders copies of such reports when furnished by the company pursuant to the deposit agreement. Any such reports and communications, including any proxy soliciting material, furnished to the depositary by the company will be furnished in English to the extent that such material is required to be translated into English pursuant to applicable law or regulation.

The depositary will also make available for inspection by registered holders at its corporate trust office the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to the business of our company, or matters relating to the deposit agreement or the ADSs.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•      Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•      Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Persons depositing or withdrawing shares must pay:	For:

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses and NYSE application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not linked to the amounts of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:

•	Change the nominal or par value of our shares

•	Reclassify, split up or consolidate any of the deposited securities

•	Distribute securities on the shares that are not distributed to you

•	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Then:

•	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

•

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 60 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if at any time 30 days shall have expired after the depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the American Depositary Shares. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the Depository Trust Company, or DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 18,000,000 ADSs representing 21.44% of our ordinary shares. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ADSs, and while we have received approval for the ADSs to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We have not listed and do not expect to list our ordinary shares.

Lock-Up Agreements

Our directors, executive officers, noteholders and other shareholders have signed lock-up agreements under which they have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or other shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that are “restricted securities” under the Securities Act that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 1,668,319 ordinary shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period (in case of restricted securities) of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, each of our employees, consultants or advisors who purchases shares, in the form of ADSs or otherwise, from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our securities or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following discussions of material Cayman Islands and United States federal tax consequences of an investment in our ordinary shares or ADSs are based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. These discussions do not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws. The discussion relating to matters of Cayman Islands tax law constitutes the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us. The following discussion relating to matters of United States federal income tax law or legal conclusions and subject to the qualifications herein, has been prepared by Sidley Austin LLP, our special U.S. counsel, and constitutes the opinion of Sidley Austin LLP. You are urged to consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ordinary shares or ADSs.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following is a discussion of certain United States federal tax consequences under present law of an investment in our ordinary shares or ADSs. This discussion applies only to original purchasers of our ordinary shares or ADSs that hold our ordinary shares or ADSs as capital assets and that have the U.S. dollar as their functional currency for United States federal income tax purposes.

The following discussion does not deal with all the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	U.S. expatriates;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ordinary share or ADS as part of a straddle, constructive sale, hedging, conversion or integrated transaction;

•	holders that actually or constructively own 10% or more of our voting stock; or

•	holders holding ordinary shares or ADSs through partnerships or other pass-through entities.

This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all as currently in effect as of the date of this prospectus. These laws are subject to change, possibly on a retroactive basis. You are urged to consult your own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares or ADSs in your particular circumstances.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ordinary shares or ADSs and you are for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If you are not described as a U.S. Holder, you will be considered a “Non-U.S. Holder.” Non-U.S. Holders should consult the discussion below regarding the United States federal income tax consequences applicable to Non-U.S. Holders.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding ordinary shares or ADSs, you should consult your tax advisor.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with their terms. If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of shares for ADSs will not be subject to United States federal income tax.

U.S. Holders

Taxation of dividends and other distributions on the ordinary shares or ADSs

Subject to the passive foreign investment company, or PFIC, rules discussed below, all our distributions to you with respect to the ordinary shares or ADSs, other than certain pro rata distributions of our ordinary shares or ADSs, will be includible in your gross income as ordinary dividend income when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the distribution, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under United States federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ordinary shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

With respect to non-corporate U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate applicable to “qualified dividend income”

provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common or ordinary shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain registered national exchanges. Our ordinary shares are not readily tradable on an established securities market in the United States; consequently, dividends received with respect to such shares are ineligible to be taxed at the lower capital gains rate. The ADSs will be listed on the New York Stock Exchange, however, and thus will qualify as readily tradable on an established securities market in the United States. Moreover, as explained in further detail below, we do not expect to be treated as a PFIC for our current taxable year, and we do not expect to become a PFIC in the foreseeable future. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares or ADSs will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of disposition of ordinary shares or ADSs

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale or exchange of an ordinary share or ADS equal to the difference between the amount realized (in U.S. dollars) for the ordinary share or ADS and your tax basis (in U.S. dollars) in the ordinary share or ADS. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder who has held the ordinary share or ADS for more than one year, you will be eligible for reduced rates of taxation (generally 15%). You may deduct any loss resulting from the sale or exchange of an ordinary share or ADS only against other capital gains. If you are an individual, up to $3,000 of capital loss in excess of your capital gains may be deducted against ordinary income. Excess losses may be carried forward. Any gain or loss that you recognize will generally be treated as a United States source gain or loss, although certain income tax treaties, including the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with respect to Taxes on Income, include provisions that, if applicable, may treat gain or loss on a disposition of ADSs or ordinary shares as foreign source income or loss under certain circumstances. You are urged to consult your tax advisor regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive foreign investment company

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for 2007, and we do not expect to become one in the foreseeable future, although there can be no assurance in this regard. A company is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For purposes of the foregoing PFIC tests, we will be treated as owning our proportionate share of the assets and earnings and our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The determination that we are not a PFIC is based in part on our current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our projected total market value and have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may also result in us being classified as a PFIC.

We must make a separate determination each year as to whether we are a PFIC and, as a result, our PFIC status may change. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The calculation of goodwill will be based, in part, upon the market value of our ordinary shares or ADSs from time to time, which may fluctuate. If we are a PFIC for any year during which you hold ordinary shares or ADSs, we will generally continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares or ADSs. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ordinary shares or ADSs. If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares or ADSs, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs,

•	the amount allocated to the current taxable year, and to any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital, even if you hold the ordinary shares or ADSs as capital assets.

If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs and any of our non-United States subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a “qualified electing fund” election. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year (i) as ordinary income, such holder’s pro rata share of the corporation’s ordinary earnings for the taxable year, and (ii) as long-term capital gain, such holder’s pro rata share of the corporation’s net capital gain for the taxable year. The availability of this election requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ordinary shares or ADSs.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ordinary shares or ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares or ADSs as of the close of your taxable year over your adjusted basis in such ordinary shares or ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares or ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares or ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares or ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares or ADSs, as well as to any loss realized on the actual sale or disposition of the ordinary shares or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares or ADSs. Your basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is any stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, or other market, as defined in applicable U.S. Treasury regulations. We expect that our ADSs will be listed on New York Stock Exchange and, consequently, if you are a U.S. Holder of ADSs and the ADSs are regularly traded on the New York Stock Exchange, the mark-to-market election would be available to you with respect to the ADSs were we to be or become a PFIC.

If you hold our ordinary shares or ADSs in any year in which we are a PFIC, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the ordinary shares or ADSs and any gain realized on the disposition of the ordinary shares or ADSs.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our ordinary shares or ADSs.

Material United States Federal Tax Considerations for Non-U.S. Holders

If you are a Non-U.S. Holder, you generally will not be subject to United States federal income tax on dividends paid by us with respect to our ordinary shares or ADSs unless the income is effectively connected with your conduct of a trade or business in the United States and, if an applicable income tax treaty so requires as a condition for you to be subject to United States federal income tax on a net basis with respect to such income, the dividends are attributable to a permanent establishment that you maintain in the United States. In such cases, you will generally be taxed in the same manner as a U.S. Holder.

Generally, you will not be subject to U.S. federal income tax or withholding on any gain realized on the sale or other disposition of our ordinary shares or ADSs unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States and, if an applicable income tax treaty so requires as a condition for you to be subject to United States federal income tax on a net basis with respect to such income, the gain is attributable to a permanent establishment that you maintain in the United States; or

•

you are an individual present in the United States for at least 183 days in the taxable year of sale or disposition and either your gain is attributable to an office or other fixed place of business that you maintain in the United States or you have a tax home in the United States.

If you are a corporate Non-U.S. Holder, your earnings and profits attributable to the effectively connected gain may be subject to an additional branch profits tax at a rate of 30% or a lower rate if you are eligible for the benefits of an applicable tax treaty.

Information Reporting and Backup Withholding

In general, information reporting for United States federal income tax purposes will apply to distributions made on the ordinary shares or ADSs paid within the United States to a non-corporate United States person and on sales or other dispositions of the ordinary shares or ADSs to or through a United States office of a broker by a non-corporate United States person. Payments made outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax at a rate of 28% will apply to distributions made on ordinary shares or ADSs within the United States to a non-corporate United States person and on sales of ordinary shares or ADSs to or through a United States office of a broker by a non-corporate United States person who:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that backup withholding will be required, or

•	in certain circumstances, fails to comply with applicable certification requirements.

The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on Internal Revenue Service Form W-8BEN.

PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES OR ADSS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES OR ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

UNDERWRITING

We intend to offer the ADSs through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the representative of the underwriters named below. Subject to the terms and conditions described in the underwriting agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling shareholders, the number of ADSs listed opposite their names below.

Underwriters	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated	15,300,000
CIBC World Markets Corp.	1,350,000
Piper Jaffray & Co.	1,350,000

Total	18,000,000

The underwriters have agreed to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs is purchased. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents.

We have agreed to reimburse the representative for travel and lodging expenses in connection with the roadshow for this offering, in an amount not expected to exceed $0.5 million.

Commissions and Discounts

The representative has advised us and the selling shareholders that the underwriters propose initially to offer the ADSs to the public at the initial public offering price on the cover page of this prospectus, and to dealers at that price less a concession not in excess of $0.4032 per ADS. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

	Per ADS	Without Option	With Option
Public offering price	$9.60	$172,800,000	$198,720,000
Underwriting discount	$0.672	$12,096,000	$13,910,400
Proceeds, before expenses, to us	$8.928	$133,920,000	$133,920,000
Proceeds, before expenses, to the Selling shareholders	$8.928	$26,784,000	$50,889,600

Over-allotment Options

Certain of the selling shareholders have granted options to the underwriters to purchase up to 2,700,000 additional ADSs at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, 1,440,000 ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs not purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We and the selling shareholders and our executive officers and directors and all existing shareholders and noteholders have agreed, with exceptions, not to sell or transfer any ordinary shares or ADSs for 180 days after the date of this prospectus without first obtaining the written consent of the representative. Specifically, we and these other individuals have agreed not to directly or indirectly

•	offer, pledge, sell, or contract to sell any ordinary shares or ADSs,

•	sell any option or contract to purchase any ordinary shares or ADSs,

•	purchase any option or contract to sell any ordinary shares or ADSs,

•	grant any option, right or warrant for the sale of any ordinary shares or ADSs,

•	lend or otherwise dispose of or transfer any ordinary shares or ADSs,

•	request or demand that we file a registration statement related to our ordinary shares or ADSs, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares or ADSs whether any such swap or transaction is to be settled by delivery of shares, ADSs or other securities, in cash or otherwise.

These restrictions do not apply to:

•	the sale of ordinary shares or ADSs to be sold in this offering;

•

any issuance of ordinary shares or ADSs pursuant to the Share Option Plan, provided that the holders of such ordinary shares or ADSs shall not be permitted to transfer such ordinary shares or ADSs during the 180-day lock up period;

•	the conversion of the 2006 Notes into our ordinary shares;

•	the sale or other disposition of any ADSs, ordinary shares or other securities of the Company that are acquired in the open market after the date of this prospectus; and

•

the transfer of any of the securities described above if the transfer is by (i) gift, will or intestacy, (ii) distribution to a member of the undersigned’s immediate family or to a trust of which the undersigned or such family member is the beneficiary, or (iii) distribution to partners, members or shareholders of the locked-up party, provided, however, that in the case of such a transfer, it shall be a condition to the transfer that the transferee agree in writing to be bound by the 180-day lock-up period, including any extension.

In addition, any discretionary waiver or termination of the 180-day lock-up period by the representative shall apply to each party subject to lock-up based pro rata on the total number of securities subject to the 180-day lock-up period. In addition, in respect of KTB/UCI China Ventures I Limited, the foregoing restrictions do not apply to transfers to any fund managed by United Capital Investment Group (China) and KTB Network Corporation, provided, however, that the transferee agree in writing to be bound by the lock-up period, including any extensions.

This lockup provision applies to ordinary shares or ADSs and to securities convertible into or exchangeable or exercisable for or repayable with the ordinary shares or ADSs. It also applies to the ordinary shares or ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event occurs or (2) before the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The representative has no present intent or understandings, tacit or explicit, to release these “lock-ups” before the expiration of the lock-up period.

Listing on the New York Stock Exchange

The ADSs have been approved for listing on the New York Stock Exchange under the symbol “GU.” In order to meet the requirements for listing of the shares on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined through negotiations among us, the selling shareholders and the representative. In addition to prevailing market conditions, the factors that were considered in determining the initial public offering price were

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representative may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may make short sales of the ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and may purchase ADSs on the open market to cover positions created by short sales. Covered short sales are sales made in an amount not greater than the underwriters’ overallotment option to purchase additional ADSs in the offering the representative may close out any covered short position by either exercising their overallotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position the representative will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the overallotment option. Naked short sales are sales in excess of the overallotment option. The representative must close out any naked short position by it purchasing ADSs in the open market. A naked short position is more likely to be created if Merrill Lynch is concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the ADSs the representative purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market.

The representative may also impose a penalty bid on underwriters and selling group members. This means that if the representative purchases ADSs in the open market to reduce the underwriter’s short position or to stabilize the price of such ADSs, it may reclaim the amount of the selling concession from the underwriters and selling group members who sold those ADSs. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those ADSs.

Neither we, the selling shareholders nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom

Each underwriter has represented, warranted and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the FSMA does not apply to us and (ii) it has complied, and will comply with, all applicable provisions of the FSMA and Markets Act 2000 with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom. The foregoing shall apply in addition to the restrictions set out under the heading “European Economic Area” above.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) the ADSs may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs to the public may be made in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of representatives of the underwriters; or (d) in any other circumstances falling within Article 3(2) of the Prospectus Directive. For the purposes of this provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell the ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Note: Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 except:

(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Cayman Islands.    We will not offer or sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

People’s Republic of China.    This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

United Arab Emirates.    This prospectus is not intended to constitute an offer, sale or delivery of ADSs or other securities under the laws of the United Arab Emirates (UAE). The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange. This Offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise. In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Kingdom of Bahrain.    This offering is restricted in the Kingdom of Bahrain to banks, financial institutions and professional investors and any person receiving this prospectus in the Kingdom of Bahrain and not falling within those categories is ineligible to purchase the ADSs.

State of Kuwait.    The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Kingdom of Saudi Arabia.    No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. The ADSs may only be offered and sold in the Kingdom of Saudi Arabia in accordance with Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004) (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or its equivalent. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to the ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us.

Qatar.    The underwriters have acknowledged and agreed that no general offering of the ADSs will be made in Qatar, and any ADSs may only be placed in Qatar with a limited number of targeted investors.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the main estimated expenses required to be paid in connection with this offering, other than the underwriting discounts and commissions:

Securities and Exchange Commission registration fee	US$	8,579
FINRA filing fee		28,445
NYSE listing fee		136,860
Legal fees and expenses		1,071,000
Accounting fees and expenses		825,000
Printing fees		385,000
Other fees and expenses		284,000

Total	US$	2,738,884

All amounts are estimates, except the Securities and Exchange Commission registration fee, the NYSE listing fee and the FINRA filing fee.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York law will be passed upon for us by Sidley Austin LLP. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Chen & Co. Law Firm and for the underwriters by Commerce & Finance Law Offices. Sidley Austin LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and upon Chen & Co. Law Firm with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2006, and for each of the years in the three-year period ended December 31, 2006, have been included herein and in this registration statement in reliance on the report of KPMG, an independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The offices of KPMG are located at 8th Floor, Prince’s Building, 10 Chater Road Central, Hong Kong Special Administrative Region, People’s Republic of China.

We have sourced various biodiesel industry data used in this prospectus from Frost & Sullivan, a market research and consulting firm commissioned by us. The offices of Frost & Sullivan are located at Level 9, 189 Kent Street, Sydney NSW 2000, Australia.

The fair value of the share options at the date of grant and the fair values of 2005 Notes as of December 31, 2005 and the fair value of 2006 Notes as of December 31, 2006 have been included in this registration statement in reliance on the reports of Greater China Appraisal Limited, an independent valuation firm. The office of Greater China Appraisal Limited is located at Room 2703, Shui On Centre, 6-8 Harbour Road, Wan Chai, Hong Kong Special Administrative Region, People’s Republic of China.

The statements included in this prospectus under the captions “Risk Factors—Risks related to Our Company and Our Industry,” “Risk Factors—Risks related to Business Operations in China,” “Enforceability of Civil Liabilities,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business,” to the extent they constitute matters of PRC law, have been reviewed and confirmed by Chen & Co. Law Firm, our PRC counsel, as experts in such matters, and are included in this prospectus in reliance upon such review and confirmation. The offices of Chen & Co. Law Firm are located at Suite 1901, North Tower, Shanghai Stock Exchange Building, 528 Pudong Nan Road, Shanghai 200120, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to our ordinary shares and a registration statement on Form F-6 under the Securities Act with respect to our ADSs offered by this prospectus. This prospectus, which constitutes a part of the F-1 registration statement, does not contain all of the information set forth in the F-1 and F-6 registration statements or the exhibits and schedules that are part of the registration statements. For further information about us and about the ADSs and our ordinary shares represented by the ADSs, you should refer to our F-1 and F-6 registration statements and their exhibits. This prospectus summarizes the content of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statements.

Upon the completion of this offering, we will become subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers and will file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding issuers, such as us, who file electronically with the Securities and Exchange Commission. The address of that website is http://www.sec.gov.

We will furnish our annual reports to The Bank of New York, as depositary of our ADSs. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of our ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of our ADSs and will, if so requested by us and provided no legal prohibitions exist, mail to all holders of record of our ADSs the information contained in any notice of a shareholder’s meeting it receives.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Gushan Environmental Energy Limited:

We have audited the accompanying consolidated balance sheets of Gushan Environmental Energy Limited and subsidiaries as of December 31, 2005, and 2006 and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gushan Environmental Energy Limited and subsidiaries as of December 31, 2005, and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

Hong Kong, China

September 28, 2007, except as to Note 3 and the third, fourth and fifth paragraphs of Note 17, which are as of December 3, 2007

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of RMB, except share data)

		December 31,
	Note	2005	2006
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		12,239	275,142
Accounts receivable		19,850	24,780
Inventories		6,734	38,784
Prepaid expenses and other current assets		1,482	9,549
Amounts due from related parties	15	2,896	—

Total current assets		43,201	348,255

Property, plant and equipment, net	3	263,369	498,085
Land use rights		5,818	25,178
Convertible notes issuance costs		—	7,600

Total assets		312,388	879,118

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Secured short-term bank loans		5,000	—
Convertible notes		66,247	41,043
Accounts payable		7,524	7,647
Accrued expenses and other payables		15,740	27,504
Amounts due to related parties	15	1,203	196
Income taxes payable		215	4,607

Total current liabilities		95,929	80,997

Commitments and Contingencies	16

Shareholders’ equity:
Carling Technology Limited Ordinary Shares
Par value: US$0.0001 (RMB0.00082)
Authorised: 500,000,000 shares
Issued and outstanding: 105,250,000 and 123,820,000 as of December 31, 2005 and 2006, respectively	1(b)	87	102
Additional paid-in capital		30,296	283,095
Accumulated other comprehensive income (loss)		303	(3,653)
Retained earnings	3	185,773	518,577

Total shareholders’ equity		216,459	798,121

Total liabilities and shareholders’ equity		312,388	879,118

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in thousands of RMB, except share data)

		Year ended December 31,
	Note	2004	2005	2006
		RMB	RMB	RMB
Revenues	10	172,239	360,805	824,482
Cost of revenues		(83,386)	(179,861)	(446,742)

Gross profit		88,853	180,944	377,740

Operating expenses:
Research and development		(139)	(130)	(1,062)
Selling, general and administrative		(1,706)	(12,224)	(43,592)

Total operating expenses		(1,845)	(12,354)	(44,654)

Income from operations		87,008	168,590	333,086

Other income (expense):
Interest income		2	169	4,508
Interest expense	3, 5	(911)	(3,101)	(3,216)
Foreign currency exchange losses		—	(90)	(1,095)
Other income, net	2(r)	1,162	1,213	3,913

Income before income tax expense		87,261	166,781	337,196

Income tax expense	11	(13,093)	(14,255)	(4,392)

Net income		74,168	152,526	332,804

Earnings per share
—Basic	3, 12	0.74	1.48	2.75
—Diluted	12	0.74	1.35	2.49

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Amounts expressed in thousands of RMB, except share data)

		Carling Technology Limited Ordinary Shares
	Note	Number of Shares	Amount	Registered Capital	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity	Comprehensive Income
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2004		—	—	9,100	—	—	39,410	48,510
Net income		—	—	—	—	—	74,168	74,168
Dividend paid		—	—	—	—	—	(33,335)	(33,335)

Balance as of December 31, 2004		—	—	9,100	—	—	80,243	89,343

Issuance of ordinary shares upon incorporation of Carling Technology Limited	1b	100,000,000	83	—	—	—	—	83
Effect of Share Transfer	1b	—	—	(9,100)	9,100	—	—	—
Issuance of ordinary shares on May 20, 2005, net of issuance cost of nil		5,250,000	4	—	21,196	—	—	21,200
Net income		—	—	—	—	—	152,526	152,526	152,526
Foreign currency exchange translation adjustment		—	—	—	—	303	—	303	303

									152,829

Dividend paid		—	—	—	—	—	(46,996)	(46,996)

Balance as of December 31, 2005		105,250,000	87	—	30,296	303	185,773	216,459

Issuance of ordinary shares upon conversion of convertible notes on February 23, 2006, net of issuance cost of nil	7	18,570,000	15	—	67,154	(16)	—	67,153
Recognition of beneficial conversion value upon issuance of convertible notes	7	—	—	—	175,906	—	—	175,906
Recognition of incremental beneficial conversion value upon issuance of share options	7	—	—	—	3,520	—	—	3,520
Net income		—	—	—	—	—	332,804	332,804	332,804
Foreign currency exchange translation adjustment		—	—	—	—	(3,940)	—	(3,940)	(3,940)

									328,864

Share-based compensation	13	—	—	—	6,219	—	—	6,219

Balance as of December 31, 2006		123,820,000	102	—	283,095	(3,653)	518,577	798,121

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of RMB)

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Cash flows from operating activities
Net income	74,168	152,526	332,804
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	—	—	6,219
Depreciation	8,141	12,020	29,056
Land use rights expense	35	61	165
Amortization of discount on convertible notes and issuance cost, net of interest cost capitalized	—	—	2,625
Loss on disposal of property, plant and equipment	—	26	42
Foreign exchange gain or loss, net	—	90	1,095
Changes in assets and liabilities, net of effects from acquisition of Haudan Gushan
Accounts receivable	(4,209)	(6,913)	(4,930)
Inventories	(24)	437	(32,050)
Prepaid expenses and other current assets	962	(385)	(8,766)
Amounts due from related parties	388	(657)	914
Accounts payable	1,468	4,771	123
Accrued expenses and other payables	1,208	(9,240)	11,764
Amounts due to related parties	600	—	—
Interest payable	—	3,883	897
Income taxes payable	2,239	(8,490)	4,392

Net cash provided by operating activities	84,976	148,129	344,350

Cash flows from investing activities
Purchase of property, plant and equipment	(40,710)	(153,433)	(245,231)
Payments for land use rights	—	(2,300)	(19,525)
Proceeds from disposal of property, plant and equipment	—	—	2
Acquisition of Handan Gushan, net of cash assumed of RMB279	—	(3,000)	—

Net cash used in investing activities	(40,710)	(158,733)	(264,754)

Cash flows from financing activities
Dividends paid	(33,335)	(9,399)	—
Proceeds from issuance of convertible notes	—	63,785	202,235
Payments for convertible notes issuance costs	—	—	(8,717)
Proceeds from issuance of ordinary shares	—	21,283	—
Advances made to related party	(42,159)	(29,175)	—
Proceeds from repayment of advances made to related party	25,558	3,699	2,178
Proceeds of advances received from related party	1,500	4,314	—
Repayment of advances received from related parties	—	(24,696)	(1,203)
Proceeds from secured short-term bank loans	13,000	5,000	—
Repayments of secured short-term bank loans	(10,000)	(13,000)	(5,000)
Proceeds from a related party loan	3,000	—	—

Net cash (used in) provided by financing activities	(42,436)	21,811	189,493

Effect of foreign exchange rate changes on cash and cash equivalents	—	(1,208)	(6,186)

Increase in cash and cash equivalents	1,830	9,999	262,903
Cash and cash equivalents at beginning of year	410	2,240	12,239

Cash and cash equivalents at end of year	2,240	12,239	275,142

Supplemental cash flow and non-cash flow information
Income taxes paid	(10,854)	(22,745)	—
Interest paid	(741)	(802)	(111)
Non-cash financing transactions:
Reduction of amounts due from related parties with increase in advances from related parties (note 15 (iii))	—	1,200	—
Reduction of advances from a related party with dividend declared to related party (note 15 (iv))	—	37,597	—
Conversion of 2005 Notes, including accrued interest of RMB4,780 for 18,570,000 of Carling Technology Limited ordinary shares	—	—	67,154
Reduction of amounts due from related parties with amounts due to related parties (note 15 (iii) and (iv))	—	6,000	—

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS

(a) Principal Activities

Gushan Environmental Energy Limited (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the production and distribution of bio-diesel and bio-diesel by-products in the People’s Republic of China (the “PRC”). The Group currently operates three production facilities located in the Sichuan, Hebei and Fujian municipalities of the PRC. The Group’s bio-diesel product is typically blended with diesel fuel and used to power diesel engines and vehicles. The Group’s bio-diesel by-products include glycerine, plant asphalt, erucic acid and erucic amide.

(b) Organization

The Company was incorporated in the Cayman Islands on May 16, 2006 and as part of a series of reorganization activities described below, became the ultimate holding company of Sichuan Gushan Vegetable Fat Chemistry Co., Ltd (“Sichuan Gushan”), a company established in the PRC on June 14, 2001.

On January 5, 2005, the shareholders of Sichuan Gushan established Carling Technology Limited (“CAL”), a company incorporated in the British Virgin Islands, by subscribing to 100,000,000 ordinary shares of CAL at US$0.0001 (RMB0.00082) per share or RMB83 in the aggregate. The proportionate ownership of CAL was the same as the proportionate ownership of Sichuan Gushan. In April 2005, the shareholders of Sichuan Gushan contributed their equity interests in Sichuan Gushan to CAL. As a result of these activities (the “Share Transfer”), Sichuan Gushan has been reorganized as a wholly-owned subsidiary of CAL.

Further, in anticipation of an initial public offering (“IPO”) of its equity securities, the shareholders of CAL incorporated the Company on May 16, 2006. On September 20, 2007, the shareholders of CAL subscribed to 123,820,000 of the Company’s ordinary shares in exchange for all the outstanding shares of CAL (the “Reorganization”). The proportionate ownership of the Company immediately after the Reorganization and the proportionate ownership of CAL before the Reorganization was the same. In substance, CAL has been reorganized as a wholly-owned subsidiary of the Company.

(c) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). This basis of accounting differs in certain material respects from that used for the preparation of the books of account of PRC subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the PRC. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of PRC subsidiaries to present them in conformity with U.S. GAAP.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS (continued)

(c) Basis of Presentation (continued)

Since the Reorganization was completed for the sole purposes of establishing the legal structure of the Group in preparation of the Group’s IPO and as the shareholders’ proportionate equity interests in the Company upon completion of the Reorganization were identical to their proportionate equity interests in CAL just prior to the completion of the Reorganization, the Reorganization has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of CAL which were transferred to the Company have been recognized at the historical carrying amounts of CAL. In addition, the accompanying consolidated financial statements present the results of the Group as if CAL and CAL’s subsidiaries were transferred to the Company as of the beginning of the earliest period presented.

Similarly, since the proportionate ownership interests in CAL upon completion of the Share Transfer were identical to the proportionate equity interests in Sichuan Gushan just prior to the completion of the Share Transfer, the Share Transfer has also been accounted for in a manner similar to pooling-of-interests. Accordingly, the assets and liabilities of Sichuan Gushan which were transferred to CAL have been recognized at the historical carrying amounts of Sichuan Gushan and the accompanying consolidated financial statements present the results of CAL as if Sichuan Gushan were transferred to CAL as of the beginning of the earliest period presented.

(d) Significant Concentrations and Risks

All of the Group’s customers are located in the PRC. Individual customers accounting for more than 10% of the Group’s revenues consist of the following:

	Year ended December 31,
	2004		2005		2006
	RMB	%	RMB	%	RMB	%
Customer A	25,322	15%	20,556	6%	—	—
Customer B	17,188	10%	32,753	9%	21,497	3%
Customer C	—	—	—	—	118,532	14%
Customer D	—	—	—	—	113,010	14%

Total	42,510	25%	53,309	15%	253,039	31%

Individual customers accounting for more than 10% of the Group’s accounts receivable consist of the following:

	December 31,
	2005		2006
	RMB	%	RMB	%
Customer B	3,848	19%	2	—
Customer E	2,526	13%	2,087	8%
Customer F	2,556	13%	1,885	8%
Customer G	933	5%	3,171	13%
Customer C	—	—	6,582	27%
Customer D	—	—	6,041	24%

Total	9,863	50%	19,768	80%

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS (continued)

(d) Significant Concentrations and Risks (continued)

All of the Group’s suppliers are located in the PRC. Individual suppliers accounting for more than 10% of the Group’s cost of revenues consist of the following:

	Year ended December 31,
	2004		2005		2006
	RMB	%	RMB	%	RMB	%
Supplier A	52,578	63%	68,591	38%	74,363	17%
Supplier B	12,061	15%	—	—	—	—
Supplier C	—	—	17,709	10%	60,229	13%
Supplier D	—	—	—	—	59,077	13%
Supplier E	—	—	—	—	49,493	11%

Total	64,639	78%	86,300	48%	243,162	54%

As of December 31, 2005 and 2006, RMB10,562 and RMB265,586, respectively, in cash and cash equivalents was held in major financial institutions located in the PRC, and cash and cash equivalents of RMB1,281 and RMB9,314, respectively, was held in major financial institutions located in the Hong Kong Special Administrative Region. Management believes that these major financial institutions are of high credit quality.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount and estimated useful lives of long-lived assets, realizable values for inventories, fair value of share-based compensation and financial instruments, and the allocation of the cost of the Handan Gushan acquisition. Actual results could differ from those estimates.

(c) Foreign Currency Transactions

The accompanying consolidated financial statements have been expressed in Renminbi (“RMB”). The functional currency of the Company is the U.S. dollar, whereas the functional currency of the Company’s operating subsidiaries is the RMB, since the RMB is the currency of the PRC, the primary economic environment in which the Group’s PRC subsidiaries operate. Transactions denominated in foreign currencies other than the

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Foreign Currency Transactions (continued)

functional currency are converted into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in foreign currency exchange losses in the statements of income.

The Company’s assets and liabilities are translated from U.S. dollar into RMB, the Company’s reporting currency, using the exchange rate at each balance sheet date. Revenues, if any, and expenses of the Company are translated into RMB, the Company’s reporting currency, at average rates prevailing during the reporting period. Gains and losses resulting from translation of the Company’s financial statements into the reporting currency are recorded as a separate component of accumulated other comprehensive income (loss) within shareholders’ equity.

Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash in bank accounts and interest-bearing savings accounts. The Group considers highly liquid investments with original maturities of three months or less to be cash equivalents. None of the Group’s cash is restricted as to withdrawal.

(e) Accounts Receivable

Accounts receivable are recorded at invoiced amount. The Group reviews its accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectibility of the balances. In evaluating the collectibility of an accounts receivable balance, the Group considers various factors, including the age of the balance, the customer’s historical payment history and its current credit-worthiness and current economic trends. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. No allowance for doubtful accounts has been provided for any of the periods presented because management of the Group believes all accounts receivable are fully collectible. The Group does not have any off-balance-sheet credit exposure related to its customers.

(f) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average basis. Costs of work-in-process and finished goods are composed of direct materials, direct labour and an allocation of manufacturing overhead based on normal operating capacity.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Long-lived Assets

Property, plant and equipment

Property, plant and equipment are stated at historical cost. Depreciation is provided over the estimated useful lives of the assets, using the straight-line method. When items are retired or otherwise disposed of income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements or betterments are capitalized. The estimated useful lives of property, plant and equipment consist of the following:

Buildings	20 years
Plant and machinery	5 to 10 years
Furniture and fixtures	5 years
Motor vehicles	5 to 10 years

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the cost of inventory production, and expensed as cost of revenues when the inventory is sold. Costs incurred in the construction of property, plant and equipment, including an allocation of interest costs incurred, are capitalized and transferred out of construction-in-progress and into their respective asset category when the assets are ready for their intended use, at which time depreciation commences.

Impairment of long-lived assets

Long-lived assets, consisting of property, plant and equipment and land use rights are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the consolidated balance sheet and reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated.

(h) Land Use Rights

Land use rights represent the exclusive right to occupy and use a piece of land in the PRC during the contractual term of the land use right. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights of 50 years or the remaining period of the rights upon acquisition. As of December 31, 2005 and 2006, RMB165 and RMB165 respectively, which are expected to be charged to expense within one year from the balance sheet date have been classified as a current asset and included in prepaid expenses and other current assets in the accompanying consolidated balance sheet. Land use rights as of December 31, 2006, include RMB14,912 and RMB1,452 for down payments of the land use rights for land located in Beijing and Shanghai, respectively for which the land use rights certificates have not been issued to the Group by the relevant PRC authorities.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Revenue Recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. Products are considered delivered when the customers’ take delivery at the Group’s facilities and are accepted by the customers, which is the point when the customers take ownership and assume risk of loss. Customer acceptance is evidenced by signed delivery notes. In the PRC, value added tax (VAT) at a rate of 17% on the invoice amount is collected on behalf of tax authorities. Revenue is stated net of VAT. VAT collected from customers is offset against VAT paid for purchases, with the net amount recorded as a liability in the consolidated balance sheet until paid.

(j) Share-based Payments

The Group accounts for share-based payments under the provision of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-based Payment (“SFAS No. 123R”). Under SFAS No. 123R, the Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

(k) Retirement and Other Postretirement Benefits

Pursuant to relevant PRC and Hong Kong regulations, the Group is required to make contributions to various defined contribution plans organized by the PRC and Hong Kong governments. The contributions are made for each qualifying PRC and Hong Kong employee at rates ranging from 5% to 36% on a standard salary base as determined by the relevant governmental authorities. Contributions to the defined contribution plans are charged to the consolidated statements of income as the related service is provided. For the years ended December 31, 2004, 2005, and 2006, contributions to the defined contribution plans were RMB8, RMB193 and RMB636, respectively. The Group has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

(l) Research and Development Costs

Research and development costs are expensed as incurred.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date or date of change in tax status.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of convertible notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury share method). Ordinary equivalent shares in the diluted earnings per share computation are excluded to the extent that their effect is anti-dilutive.

For the purpose of calculating basic earnings per share the weighted average number of shares used in the calculation reflects the shares outstanding as if the Reorganization, Share Transfer and Share Split described in note 17 had occurred as of January 1, 2004.

(o) Segment Reporting

The Group has one operating segment, as that term is defined by SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(p) Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents accounts receivable, other receivables (included in prepaid expenses and other current assets), amounts due from related parties, accounts payable, current amounts due to related parties, other payables, and secured short-term bank loans approximate their fair values due to their short-term nature.

The estimated fair value of the convertible notes as of December 31, 2005 and 2006 was RMB654,584 (carrying value RMB66,247) and RMB336,333 (carrying value RMB41,043), respectively which were based on the present value of cash flows discounted at a rate that approximates current market returns for the issuance of similar debt instruments issued to comparable holders in the same geographical area and considered an amount to reflect the embedded conversion feature based on standard Black-Scholes option pricing methods, which takes into account in the estimated enterprise value of the Group at each balance sheet date.

(q) Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of the business that cover a wide range of matters, including among others, product and environmental liability and tax matters. In accordance with SFAS No. 5, Accounting for Contingencies, the Group records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Group has experienced no product liability claims.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Government Grant

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attaching them and the grants are received. Grants that do not have specific terms of usage are recorded as other income. For the years ended December 31, 2004, 2005 and 2006 grants received, which are included in other income, were RMB1,160, RMB1,240 and RMB4,060, respectively.

(s) Recently Issued Accounting Standards

FASB Interpretation No. 48 (“FIN 48”)

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position if, based on the technical merits of the position, that position is more likely than not of being sustained upon examination. FIN 48 will be effective for the Group beginning on January 1, 2007. Management is still evaluating what impact FIN 48 will have on the Group’s consolidated financial statements.

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measurement of fair value, and enhances disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fair value measurements already required or permitted by other standards for fiscal years beginning after November 15, 2007 and is required to be adopted by the Group on January 1, 2008. Although management will continue to evaluate the application of SFAS No. 157, management does not currently believe the adoption of SFAS No. 157 will have a material impact on the Group’s results of operations or financial position.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Group on January 1, 2008, although earlier adoption is permitted. Management is currently evaluating whether to elect the fair value option, as permitted under SFAS No. 159.

3	REVISION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements of the Company as of and for the year ended December 31, 2006 have been revised from previously issued financial statements to correct an error in the method used to calculate interest capitalization. The effect of this revision is to decrease interest expense and increase in property, plant and equipment by RMB13,743 as compared to our previously issued financial statements. All references in the accompanying consolidated financial statements and notes related to interest capitalization have been adjusted to reflect this revision.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

4	INVENTORIES

Inventories by major category consist of the following:

	December 31,
	2005	2006
	RMB	RMB
Raw materials	3,817	31,158
Work in progress	627	971
Finished goods	2,290	6,655

Total inventories	6,734	38,784

5	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2005	2006
	RMB	RMB
Buildings	2,769	46,092
Furniture and fixtures	383	1,187
Machinery	144,854	351,313
Motor vehicles	2,292	4,723
Construction in progress	139,384	150,107

Total property, plant and equipment	289,682	553,422
Less: accumulated depreciation	(26,313)	(55,337)

Total property, plant and equipment, net	263,369	498,085

The Group does not have the property ownership certificates for certain of its buildings. As of December 31, 2006, the net book value of these buildings amounted to approximately RMB40,690. The applications of the property ownership certificates is were still in progress.

Depreciation expense on property, plant and equipment was recorded as follows:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Cost of revenues	8,003	11,712	28,164
Selling, general and administrative	138	308	892

Total depreciation expense	8,141	12,020	29,056

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

5	PROPERTY, PLANT AND EQUIPMENT (continued)

The Company capitalizes interest costs as a component of the cost of construction in progress. Interest cost incurred during the years ended December 31, 2004, 2005, and 2006 consist of the following:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Interest cost capitalized	430	1,586	18,301
Interest cost charged to income	911	3,101	3,216

Total interest cost incurred	1,341	4,687	21,517

6	SECURED SHORT-TERM BANK LOANS

Secured short-term bank loans of RMB5,000 as of December 31, 2005, bore fixed interest rates ranging from 7.254% to 9.72% and a weighted average interest rate of 8.7% per annum. All secured short-term bank loans matured during the year ended December 31, 2006. Secured bank loans as of December 31, 2005 were secured by land use rights and property, plant and equipment.

7	CONVERTIBLE NOTES

2005 Notes

On May 20, 2005, CAL issued HK$60 million (RMB63.8 million) in Hong Kong dollar denominated convertible notes (the “2005 Notes”). The 2005 Notes were issued at par and bore an annual interest rate of 10% payable upon maturity. The 2005 Notes mature upon the earlier of an IPO of the Group or November 20, 2007 and are convertible (including unpaid interest) at the option of the holders into a 15% equity interest of CAL at anytime prior to maturity.

The Group has determined that the conversion feature embedded in the 2005 Notes is not required to be bifurcated and accounted for as a derivative pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), since the terms of conversion do not (i) require or permit net settlement, (ii) provide for a means for the conversion feature to be settled outside the contract, or (iii) provide for delivery of an asset which would put the holders of the 2005 Notes in a position substantially similar to a net settlement provision.

The Group has also determined that on May 20, 2005, the commitment date, there was no embedded beneficial conversion attributable to non-detachable conversion feature embedded in the 2005 Notes since RMB3.42 per share, the effective conversion price of 2005 Notes, was equal to RMB3.42 per share, the fair value the CAL’s ordinary shares on the commitment date. The estimated fair value of the CAL’s ordinary shares at the commitment date was determined by management based on the per share issuance price of CAL’s ordinary shares issued to an independent third party on the commitment date.

On February 23, 2006, the holders of the 2005 Notes exercised the conversion feature of the 2005 Notes and CAL issued 18,570,000 of its ordinary shares. The carrying value of the 2005 Notes of RMB67,154, including accrued interest of RMB4,780 was recorded as an increase to shareholders’ equity.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

7	CONVERTIBLE NOTES (continued)

2006 Notes

On February 23, 2006, CAL issued US$25 million (RMB202.2 million) in United States dollar denominated convertible notes (the “2006 Notes”). The 2006 Notes were issued at par and bore no interest. The 2006 Notes mature at the earlier of February 22, 2009 or upon an IPO of the Group and were convertible to 12,897,917 shares on February 23, 2006, the commitment date, at the option of the holders at anytime prior to maturity. Under the terms of the 2006 Notes, if the Company issues any equity securities (including ordinary shares, options or warrants to purchase ordinary shares, other securities or securities convertible or exercisable into ordinary shares) at a consideration which reflects a Company enterprise value of less than or equal to USD397,500, the number of ordinary shares which the 2006 notes are convertible into will increase. The 2006 Notes are secured by substantially all the Group’ assets.

The Company has determined that the conversion feature embedded in the 2006 Notes is not required to be bifurcated and accounted for as a derivative pursuant to SFAS No 133, since the terms of conversion do not (i) require or permit net settlement, (ii) provide for a means for the conversion feature to be settled outside the contract, or (iii) provide for delivery of an asset which would put the holders of the 2006 Notes in a position substantially similar to a net settlement provision.

The Company determined that at the commitment date of February 23, 2006 the 2006 Notes contained a beneficial conversion feature with an aggregate intrinsic value of RMB175,906 since RMB15.69 per share, the effective conversion price of 2006 Notes, was less than RMB29.33 per share, the fair value of the CAL’s ordinary shares on the commitment date. The intrinsic value of the beneficial feature conversion of RMB13.64 per share or RMB175,906 in aggregate was recorded as a discount to the carrying value of the 2006 Notes and a corresponding increase to additional paid-in capital. In addition, since the ultimate number of shares to be issued upon conversion is contingent, the Company will determine any incremental intrinsic value of the conversion feature as the number of additional shares to be issued is known. On July 6, 2006, as a result of the issuance of share options by the Company, the number of shares issuable upon conversion increased from 12,897,917 shares to 13,011,943 shares. An aggregate incremental intrinsic value of RMB3,520, which represent the additional 114,026 shares to be issued valued at RMB29.33 per share, the estimated fair value of the CAL’s ordinary shares on the commitment date, was recorded as an additional discount to the carrying value of the 2006 Notes and a corresponding increase to additional paid-in capital.

The estimated fair value of CAL’s ordinary share at the commitment date was determined by management based on the per share price of ordinary shares traded between several independent third parties near the commitment date. Since the 2006 Notes have a stated redemption date, the discount resulting from the recognition of the beneficial conversion option embedded in the 2006 Notes is recognized as interest cost incurred over the period from the date of issuance to February 22, 2009, the stated redemption date, using the effective interest method. In the event the 2006 Notes are redeemed prior to the stated redemption date, the unamortized discount would be recognized as interest expense upon redemption. Direct and incremental costs of issuing the 2006 Notes of RMB8,717 were charged against the net proceeds of the 2006 Notes. Amortization of issuance cost and discount resulting from recognition of the beneficial conversion feature was RMB888 and RMB19,622 respectively for the year ended December 31, 2006. The remaining unamortized amounts of issuance costs and the discount resulting from recording a beneficial conversion option as of December 31, 2006 amounted to RMB7,600 and RMB153,956, respectively.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

8	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,
	2005	2006
	RMB	RMB
Accrued payroll and welfare	2,595	14,682
Value added taxes payable	5,703	6,265
Individual income taxes payable	3,843	—
Land use rights payable	818	—
Accrued professional fees	485	4,611
Other payables	1,000	800
Other accrued expenses	1,296	1,146

Total accrued expenses and other payables	15,740	27,504

Other payables mainly represented amounts received from third parties which are payable to research institutes. Other accrued expenses mainly represented amounts payable for miscellaneous expenses.

9	STATUTORY RESERVES

Under PRC rules and regulations, the Company’s operating subsidiaries are required to provide for certain statutory reserves. Details of the statutory reserves are set out as follows:

Statutory surplus reserve or general reserve fund

According to PRC rules and regulations, the Company’s operating subsidiaries are required to transfer 10% of the net profit after tax, as determined in accordance with PRC GAAP, to a statutory surplus reserve or general reserve fund until the reserve balance reaches 50% of the registered capital of the respective companies. The transfer to this reserve must be made before distribution of dividends to shareholders can be made.

Statutory public welfare fund

According to the PRC rules and regulations, prior to the Share Transfer, the Company’s operating subsidiaries were required to transfer 5% of the net profit after tax, as determined in accordance with PRC GAAP, to a statutory public welfare fund. This fund could only be utilized for the collective benefit of the Groups’ employees. The transfer to this fund was required to be made before distribution of dividends to shareholders can be made. Since the Share Transfer, appropriation to the statutory public welfare plan are made at the discretion of the Board of Directors.

Effective from August 2005, Handan Gushan became a Sino-foreign Joint Equity Enterprise. Handan Gushan, is required to provide for general reserve fund, and enterprise expansion fund and staff and workers’ bonus and welfare fund at least 5% each, which is in accordance with its article of association.

For the years ended December 31, 2004, 2005 and 2006, the Group’s operating subsidiaries made appropriation to the such reserves of RMB11,058, RMB4,378 and RMB23,294, respectively. The accumulated balance of such reserves maintained at the Group’s operating subsidiaries as of December 2005 and 2006 were RMB26,854 and RMB50,147, respectively. These amounts are not available for distribution to shareholders, except upon liquidation.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

10	REVENUES

The Group’s revenues by product category consist of the following:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Bio-diesel	125,161	224,121	698,449
Bio-diesel by-products:
Erucic acid	21,406	61,685	34,833
Erucic amide	11,185	25,474	25,402
Glycerine and stearic acid	11,928	40,566	47,777
Plant asphalt	2,559	6,696	12,640
Refined glycerine	—	2,263	5,381

Total bio-diesel by-products	47,078	136,684	126,033

Total revenues	172,239	360,805	824,482

11	INCOME TAX

Cayman Islands and British Virgin Islands Tax

Under the current Cayman Islands and British Virgin Islands tax laws, the Company is not subject to tax on income or capital gains. In addition, upon any payment or dividend by the Company, no withholding tax is imposed.

Hong Kong Tax

The Company has four subsidiaries that are holding companies of the Company’s PRC operating companies. No provision for Hong Kong Profits Tax has been made in the consolidated financial statements as the Group’s profits neither arises in nor derived from Hong Kong.

PRC Tax

The Company’s operating subsidiaries, all being incorporated in the PRC, are governed by the national and local income tax laws of the PRC (“Income Tax Laws”) and are generally subject to Enterprise Income Taxes (“EIT”) at statutory rate of 33%, which comprises a 30% national income tax and a 3% local income tax.

Sichuan Gushan Vegetable Fat Chemistry Co., Ltd (“Sichuan Gushan”) was entitled to a preferential EIT rate of 15% for the tax period from January 1, 2003 to July 31, 2005. On August 1, 2005, as a result of the Share Transfer, Sichuan Gushan tax status changed to a foreign-owned enterprise and is therefore entitled to exemption from national and local EIT, for the tax period from August 1, 2005 to December 31, 2005. For the year ended December 31, 2006, Sichuan Gushan was exempted from national income tax but subject to an EIT rate of 3% for local income tax. Sichuan Gushan is subject to EIT rate of 18% income tax, which comprises a 15% national income tax and a 3% local income tax for the period from January 1, 2007 to December 31, 2009. Thereafter, Sichuan Gushan’s EIT rate is 25% (Note 17).

Prior to August 1, 2005, Handan Gushan was subject to an EIT rate of 33%. On August 1, 2005, as a result of the Share Transfer, Handan Gushan tax status changed to Sino-foreign Joint Equity Enterprise and is

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

11	INCOME TAX (continued)

therefore entitled to full exemption from EIT for the tax periods from August 1, 2005 to December 31, 2006 and a holiday EIT rate of 15% income tax for the tax periods from January 1, 2007 to December 31, 2009. Thereafter, Handan Gushan’s EIT rate is 25% (Note 17).

Fujian Gushan is exempted from EIT for the years ended December 31, 2006 and 2007 and is entitled to a 7.5% holiday EIT rate for the tax periods from January 1, 2008 to December 31, 2010. Thereafter, Fujian Gushan’s EIT rate is 25% (Note 17).

Under the Income Tax Laws, if enterprises do not remain as production-oriented foreign-owned enterprise for 10 years, any previously granted tax relief benefits will be revoked and the related tax amounts will have to be paid back to the tax bureau. Management is not aware of any issues that will disqualify the above PRC subsidiaries from receiving the tax relief benefits.

The components of income before income tax expense are as follows:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
PRC	87,261	170,003	356,685
Other countries	—	(3,222)	(19,489)

Income before income tax expense	87,261	166,781	337,196

Income tax expense recognized in the consolidated statements of income consists of the following:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Current tax expense—PRC	13,093	14,255	4,392
Deferred tax expense	—	—	—

Total income tax expense	13,093	14,255	4,392

Income tax expense reported in the consolidated statements of income differs from the amounts computed by applying the PRC income tax rate of 33% to net income before income taxes as a result of the following:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Computed “expected” income tax expense at applicable tax rates	28,796	55,037	111,275
Foreign tax rate differential	—	739	4,898
Tax rate differential, preferential rate	(15,769)	(13,407)	(30,525)
Taxable income (note a)	—	13,469	—
Non-deductible expenses	66	2,443	7,320
Non-taxable income	—	(62)	(727)
Effect of tax holiday (note b)	—	(43,964)	(87,849)

Actual income tax expense	13,093	14,255	4,392

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

11	INCOME TAX (continued)

(a) Amount represents taxable income as a result of the Share Transfer.

(b) Basic earnings per share effect of tax holiday for the year ended December 31, 2004, 2005 and 2006 was RMBNil, RMB0.43 and RMB0.73, respectively. Diluted earnings per share effect of tax holiday for the year ended December 31, 2004, 2005 and 2006 was RMBNil, RMB0.38 and RMB0.65, respectively.

12	EARNINGS PER SHARE

As the Company did not legally exist with outstanding share capital until the Reorganization, for the purpose of calculating basic earnings per share the number of weighted average number of ordinary shares used in calculation reflects the shares outstanding as if the Reorganization, Share Transfer and Share Split had occurred as of January 1, 2004. As a result the ordinary shares used in calculating the weighted average number of ordinary shares includes 100,000,000, 5,250,000, 18,570,000 ordinary shares as if these ordinary shares were issued as of January 1, 2004, May 20, 2005 and February 23, 2006, respectively.

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Numerator
Net income	74,168	152,526	332,804
Interest expense of 2005 Notes	—	2,603	713
Amortization of discount of 2006 Notes	—	—	2,513
Amortization of issuance cost of 2006 Notes	—	—	112

Numerator for diluted earnings per share	74,168	155,129	336,142

Denominator
Denominator for basic earnings per share—weighted average number of ordinary shares outstanding	100,000,000	103,250,685	121,123,534
2005 Notes	—	11,498,137	2,696,466
2006 Notes	—	—	11,122,538

Denominator for diluted earnings per share	100,000,000	114,748,822	134,942,538

Basic earnings per share	0.74	1.48	2.75

Diluted earnings per share	0.74	1.35	2.49

The computation of diluted earnings per share for the year ended December 31, 2006, did not assume the issuance of the 1,094,656 shares subject to the option issued to an executive because the effect of the ordinary shares issuable upon exercise of share option was anti-dilutive.

13	SHARE BASED COMPENSATION

On July 6, 2006, the Group entered into an agreement with an executive to grant share options as a reward for services. The options entitle the executive to purchase 1,094,656 ordinary shares at an exercise price of US$1.93 (RMB15.03) per share. The options have a contractual term of 10 years. The options vest over a three-year period with 37.5%, 37.5%, and 25% of the options vesting on the first, second, and third anniversary

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

13	SHARE BASED COMPENSATION (continued)

of the date of grant of the option, respectively. The Company has determined, based on the Black-Scholes option pricing model, that the estimated fair value of the options at grant date was approximately US$2.26 (RMB18.15) per share assuming (i) an expected volatility of 40% (ii) an expected dividend yield of 0% (iii) a risk free interest rate of 5.145% and; (iv) an estimated value of the underlying ordinary shares of US$3.49 (RMB27.19) per share. The Company recognizes compensation cost based on the grant date fair value over the period the executive is required to provide services in exchange for the award. The amount of share-based compensation expense recognized for the options was US$782 (RMB6,219) for the year ended December 31, 2006.

The expected volatility of 40% was based on the average volatility of several listed companies in the energy sector in the PRC. Since the Company did not have a trading history at the grant date, the Company estimated the potential volatility of the ordinary shares price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares.

The estimated fair value of the underlying ordinary shares on the date of grant was determined by management considering the valuation performed by Greater China Appraisal Limited.

No options were granted in 2004 and 2005 and the option activity during 2006 consists of the following:

	Number of options	Weighted average exercise price (per share)		Weighted average remaining contractual term	Aggregate fair value of option at grant date
Balance as of January 1, 2006	—		—
Granted on July 6, 2006	1,094,656	US$	1.9367

Balance as of December 31, 2006	1,094,656	US$	1.9367	9.5 years	RMB19,964

Exercisable at December 31, 2006	—		—

The aggregate intrinsic value of the option at July 6, 2006, the grant date, was RMB13,770.

14	ACQUISITION OF HANDAN GUSHAN

On June 1, 2005, the Group acquired 100% of the equity interest in Handan Gushan for a total acquisition cost of RMB3,279, which was paid in cash. The Group accounted for the acquisition using the purchase method of accounting. The cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The fair value of assets acquired and liabilities assumed exceeded the Group’s cost of acquisition, resulting in “negative goodwill” of RMB143. The “negative goodwill” of RMB143 was allocated to reduce the fair value of property, plant and equipment.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

14	ACQUISITION OF HANDAN GUSHAN (continued)

The following table summarizes the purchase price allocated to the fair value of assets acquired and liabilities assumed at the date of acquisition date:

June 1, 2005
RMB
Cash paid	3,279
Allocated to (after the effect of the allocation of negative goodwill)
Property, plant and equipment	35,107
Land use right	2,100
Inventories	3,689
Accounts receivable	4,766
Prepaid expenses and other current assets	699
Cash	279
Amount due to a related party	(18,882)
Accrued expenses and other payables	(21,775)
Income taxes payable	(2,704)

Net assets acquired	3,279

The following unaudited pro forma financial information presents the consolidated results of operations of the Group as if the acquisition of Handan Gushan had occurred on January 1, 2004. The unaudited pro forma financial information is not necessarily indicative of what the Group’s consolidated results of operations actually would have been had the Company completed the acquisition of Handan Gushan at January 1, 2004. In addition, the unaudited pro forma financial information does not attempt to project future operations after the acquisition of Handan Gushan.

	Year ended December 31,
	2004	2005
	RMB	RMB
	(unaudited)	(unaudited)
Revenues	299,315	421,939

Income from operations	132,783	189,261

Net income	104,827	163,304

Basic earnings per share	1.05	1.58
Diluted earnings per share	1.05	1.45

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

15	RELATED PARTY TRANSACTIONS

Summary of related party transactions for the periods presented consist of the following:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Sales to Shaowu Hongxing (i)	4,518	14,778	3,956
Payment to Fuzhou Gushan Environmental Technology Company Limited (“Fuzhou Gushan”) for 49% equity interest in Handan Gushan (ii)	—	1,617	—
Proceeds of advances received from Fuzhou Gushan (ii)	1,500	—	—
Liability due to Fuzhou Gushan assumed on acquisition of Handan Gushan (ii)	—	18,882	—
Repayment of advances received from Fuzhou Gushan (ii)	—	20,382	—
Liability due to Fuzhou Gushan for expenses paid on behalf of Fujian Gushan (ii)	—	4,314	—
Repayment of expenses paid by Fuzhou Gushan on behalf of Fujian Gushan (ii)	—	4,314	—
Proceeds of loan from Mianyang Technocity Technology SME Innovative Technology Fund and Advanced Technology Venture Capital Investment Fund Administrative Center (“Mianyang Technology”) (iii)	3,000	—	—
Accreted interest expense on loan from minority shareholder (iii)	600	—	—
Repayment of loan from minority shareholder by Mr Yu Jiangqiu (iii)	—	6,000	—
Repayment of interest on loan from minority shareholders by Mr Chen Zi Hong and Mr Chen Gong Hao on behalf of the Group (iii and iv)	—	1,200	—
Repayment of advances received from shareholders (iv)	—	—	1,203
Advances made to shareholder (iv)	42,159	29,175	—
Proceeds from repayment of advances made to shareholder (iv, v)	25,558	3,699	2,178

	At December 31,
	2005	2006
	RMB	RMB
Amount due from Shaowu Hongxing (i)	914	—
Amount due from shareholder (iv)	1,982	—
Amounts due to shareholders (iii, v)	1,203	196

(i) Sales to Shaowu Hongxing Yefangzhi Co. Ltd (“Shaowu Hongxing”), a company whose shareholder is also a shareholder of the Company were RMB4,518, RMB14,778 and RMB3,956 during the years ended December 31, 2004, 2005 and 2006, respectively. The related amounts due from Shaowu Hongxing for such sales as of December 31, 2005 and 2006 were RMB914 and nil, respectively. During the year ended December 31, 2006 Shaowu Hongxing became an unrelated party of the Group because the shareholder of the Group is no longer the shareholder of Shaowu Hongxing. Therefore, the amounts were reclassified to accounts receivable and subsequently repaid by Shaowu Hongxing during the year ended December 31, 2006.

(ii) During the year ended December 31, 2004, Fuzhou Gushan advanced the group RMB1,500. During the year ended December 31, 2005, the Group acquired 100% of Handan Gushan of which 49% equity interest in Handan Gushan was acquired from Fuzhou Gushan, whose controlling shareholder is also controlled by a shareholder of the Company, for a consideration of RMB1,617, which was paid to Fuzhou Gushan during the year ended December 31, 2005. On the date of the Group’s acquisition of Handan Gushan the amount due to Fuzhou Gushan by Handan Gushan was RMB18,882, which the Group assumed. In addition, during the year ended December 31, 2005, Fuzhou Gushan paid operating expenses of RMB4,314 on behalf of Fujian Gushan.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

15	RELATED PARTY TRANSACTIONS (continued)

The Group repaid Fuzhzou Gushan RMB24,696 during the year ended December 31, 2005, representing the RMB1,500 due as of December 31, 2004, the assumed liability of RMB18,882 and the operating expenses paid on behalf of Fujian Gushan of RMB4,314.

(iii) During each of the years ended December 31, 2003 and 2004, the Group borrowed RMB3,000 from Mianyang Technology, which bore a rate of interest of 10% per annum and was due on December 31 2005. During the year ended December 31, 2005, shareholders of the Group repaid the principal amount of RMB6,000 as well as unpaid interest of RMB1,200 on behalf of the Group. The principal amount of RMB6,000 which was repaid by shareholders was recorded as reduction of the amount due from the shareholder (note iv) during the year ended December 31, 2005.

(iv) The amount due from the shareholder was RMB3,499 as at December 31, 2003. The Group made additional advances to the shareholder of RMB42,159 and received repayments from the shareholder of RMB25,558 during the year ended December 31, 2004. The outstanding balance was therefore RMB20,100 as of December 31, 2004. During the year ended December 31, 2005 the Group advanced an additional RMB29,175 to the shareholder and received repayments from the shareholder of RMB3,696. In addition, the shareholder repaid RMB6,000 to Mianyang Technology on behalf of the Group during the year ended December 31, 2005, which was recorded as a reduction of the amount due from the shareholder (note iii). The Group declared dividend of RMB46,996 in 2005 of which RMB9,399 was paid to the shareholder in cash and RMB37,597 was recorded as reduction to the amount due from the shareholder. The remaining outstanding balance as of December 31, 2005 was RMB1,982 which was paid by the shareholder during the year ended December 31, 2006. The amounts due from the shareholder were unsecured, interest-free and repayable on demand.

(v) As of December 31, 2005 amounts due to related party includes RMB1,200 arising from a shareholders repayment of accrued interest due to Mianyang Technology (note iii) and a shareholder’s payment of RMB3 in operating expenses on behalf of the Group during the year ended December 31, 2005. The Group repaid the RMB1,203 during the year ended December 31, 2006. During the year ended December 31, 2006, a shareholder paid operating expenses of RMB196 on behalf of the Group.

16	COMMITMENTS AND CONTINGENCIES

As of December 31, 2006, the Group’s capital commitments for the purchase of land use rights and machinery and equipment amounted to RMB43,713.

The Group leases certain premises and office equipment under operating leases. The term of the operating leases are negotiated for the terms of one to two years with fixed monthly rentals.

As of December 31, 2006, the Group’s future minimum lease payments required under non-cancellable operating leases consist of the following:

Year ended December 31,	Amount
RMB
2007	925
2008	48

973

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

16	COMMITMENTS AND CONTINGENCIES (continued)

Lease expenses of the Group were RMB5, RMB29 and RMB774 for the years ended December 31, 2004, 2005 and 2006 respectively.

As of December 31, 2006, the Group had commitments for co-operative research and developments projects with third parties amounted to RMB2,250 which are expected to be paid by December 31, 2007.

The Group entered into raw materials supply contracts with its suppliers, with a duration of one to three years. Pursuant to the contracts, the purchase prices are re-negotiated periodically. As of December 31, 2006, based on the annual quantity the Group agreed to purchase 316,692 tons.

17	SUBSEQUENT EVENTS

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (the “new tax law”) which will take effect on January 1, 2008. As a result of the new tax law, it is expected that the income tax rate will be reduced from 33% to 25% from January 1, 2008. The new tax law has no impact on the Group’s results and net assets as at December 31, 2006 and any income tax effects resulting from the changes in the new tax law will be reflected in the Group’s 2007 consolidated financial statements.

On September 21, 2007, in connection with the Reorganization, the Group entered into a new employment agreement with an executive which replaced the former employment agreement, pursuant to which the Group replaced the previously granted options with the new options to acquire 1,094,656 ordinary shares of the Company. The options will be fully vested at the earlier of 180 days after the date of the initial public offering or over a three year period commencing July 6, 2006, which is the grant date of the former options under the former employment agreement.

On November 9, 2007, the Company passed a written resolution of share split (“Share Split”) to resolve that every issued and unissued share of HK$0.10 each in the share capital of the Company was subdivided into 10,000 share of HK$0.00001 each (“Subdivided Shares”) such that the Company should have an authorized share capital of HK$380 divided into 38,000,000,000 Subdivided Shares and an issued share capital of HK$1.2382 divided into 123,820,000 Subdivided Shares. All references in the accompanying consolidated financial statements and notes to the number of shares, per share amounts and par value data of the Company’s and CAL’s common shares have been retroactively adjusted to reflect the Share Split for all periods presented.

On November 9, 2007, the Company approved the adoption of a share option plan (“Share Option Plan”) to grant an aggregate of a maximum of 10% of the total number of ordinary shares in issue immediately prior to our IPO. The exercise price of an ordinary share in respect of any particular option granted under the Share Option Plan will not be less than i) the greater of the closing price of the ordinary shares as quoted on the New York Stock Exchange on the date of grant and ii) the par value of an ordinary share. The period during which an option may be exercised will be determined by the board of directors in its discretion but must not more than 10 years after the date of grant. The Share Option Plan shall be valid and effective for a period of 10 years from November 9, 2007. No options have been granted under the Share Option Plan.

On November 30, 2007 two holders of 2006 Notes converted their notes of a total USD20 million into 10,409,555 of the Company’s ordinary shares and the remainder of USD5 million remained unconverted up to

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

17	SUBSEQUENT EVENTS (continued)

December 3, 2007. Upon conversion of such notes, RMB87.7 million in unamortized discounts resulting from the recognition of the beneficial conversion option embedded in the 2006 Notes was recognized as interest expense.

18	PRO FORMA INFORMATION (Unaudited)

The calculation of pro forma earnings per share assumes the conversion of the 2006 Notes into ordinary shares as of February 23, 2006. The Company’s unaudited pro forma earnings per share calculation is as follows:

Year ended December 31, 2006
RMB
Unaudited
Numerator
Net income	332,804
Amortization of discount of 2006 Notes	2,513
Amortization of issuance cost of 2006 Notes	112
Unamortized amount of beneficial conversion option immediately recognized as interest expense upon conversion of 2006 Notes	(179,426)

Numerator for pro forma basic earnings per share	156,003

Denominator
Weighted average number of ordinary shares outstanding	121,123,534
2006 Notes	11,122,538

Denominator for pro forma basic earnings per share	132,246,072

Pro forma basic earnings per share	1.18

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of RMB, except share data)

	Note	December 31, 2006	September 30, 2007
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		275,142	400,478
Accounts receivable		24,780	34,689
Inventories		38,784	27,306
Prepaid expenses and other current assets		9,549	12,895

Total current assets		348,255	475,368

Prepayments and deposits for purchase of property, plant and equipment		—	64,358
Property, plant and equipment, net	3	498,085	633,042
Land use rights		25,178	43,377
Convertible notes issuance costs		7,600	5,834

Total assets		879,118	1,221,979

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Convertible notes		41,043	69,866
Accounts payable		7,647	29,187
Accrued expenses and other payables		27,504	47,046
Amounts due to a related party		196	—
Income taxes payable		4,607	17,645

Total current liabilities		80,997	163,744

Commitments and Contingencies	13

Shareholders’ equity:
Carling Technology Limited Ordinary Shares:
Par value: US$0.0001 (RMB0.00082) Authorised: 500,000,000 shares Issued and outstanding: 123,820,000 as of December 31, 2006		102	—
Gushan Environmental Energy Limited Ordinary Shares:
Par value: HK$0.00001 (RMB0.0000097) Authorised: 38,000,000,000 shares Issued and outstanding: 123,820,000 as of September 30, 2007		—	1
Additional paid-in capital		283,095	291,308
Accumulated other comprehensive loss		(3,653)	(1,733)
Retained earnings	3	518,577	768,659

Total shareholders’ equity		798,121	1,058,235

Total liabilities and shareholders’ equity		879,118	1,221,979

See accompanying notes to these unaudited condensed consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in thousands of RMB, except share data)

	Note	Nine months ended September 30,
		2006	2007
		RMB	RMB
Revenues	8	643,922	736,424
Cost of revenues		(335,026)	(415,601)

Gross profit		308,896	320,823

Operating expenses:
Research and development		(668)	(1,829)
Selling, general and administrative		(23,957)	(35,450)

Total operating expenses		(24,625)	(37,279)

Income from operations		284,271	283,544

Other income (expense):
Interest income		3,102	2,322
Interest expense	3, 6	(3,216)	—
Foreign currency exchange losses		(82)	(1,938)
Other income, net		4,008	2,528

Income before income tax expense		288,083	286,456

Income tax expense	9	(3,729)	(36,374)

Net income		284,354	250,082

Earnings per share
—Basic	3, 10	2.37	2.02
—Diluted	10	2.14	1.82

See accompanying notes to these unaudited condensed consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Amounts expressed in thousands of RMB, except share data)

	Note	Gushan Environmental Energy Limited Ordinary Shares		Carling Technology Limited Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained earnings	Total Shareholders’ Equity	Comprehensive Income
		Number of shares	Amount	Number of shares	Amount
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2006		—	—	123,820,000	102	283,095	(3,653)	518,577	798,121
Net income		—	—	—	—	—	—	250,082	250,082	250,082
Foreign currency exchange translation adjustment		—	—	—	—	—	1,920	—	1,920	1,920

										252,002

Issuance of 123,820,000 Gushan Environmental Energy Limited’s ordinary shares		123,820,000	1	(123,820,000)	(102)	101	—	—	—
Share-based compensation	11	—	—	—	—	8,112	—	—	8,112

Balance as of September 30, 2007		123,820,000	1	—	—	291,308	(1,733)	768,659	1,058,235

See accompanying notes to these unaudited condensed consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of RMB)

	Nine months ended September 30,
	2006	2007
	RMB	RMB
Cash flows from operating activities
Net income	284,354	250,082
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	3,057	8,112
Depreciation	20,343	26,509
Land use rights expense	120	174
Amortization of discount on convertible notes and issuance cost, net of interest cost capitalized	2,209	—
Loss on disposal of property, plant and equipment	44	—
Foreign exchange gain or loss, net	82	1,938
Changes in current assets and liabilities
Accounts receivable	(22,953)	(9,909)
Inventories	(16,404)	11,478
Prepaid expenses and other current assets	(6,616)	(3,346)
Amounts due from related parties	914	—
Accounts payable	(5,925)	21,540
Accrued expenses and other payables	4,693	19,542
Interest payable	897	—
Income taxes payable	3,729	13,038

Net cash provided by operating activities	268,544	339,158

Cash flows from investing activities
Purchase of property, plant and equipment, including prepayments and deposits	(219,787)	(193,355)
Payments for land use rights	(3,161)	(18,373)

Net cash used in investing activities	(222,948)	(211,728)

Cash flows from financing activities
Proceeds from issuance of convertible notes	202,235	—
Payments for convertible notes issuance costs	(8,717)	—
Proceeds from repayment of advances made to related party	1,982	—
Repayment of advances received from related parties	(1,203)	(196)
Repayments of secured short-term bank loan	(5,000)	—

Net cash provided by financing activities	189,297	(196)

Effect of foreign exchange rate changes on cash and cash equivalents	(4,106)	(1,898)

Increase in cash and cash equivalents	230,787	125,336
Cash and cash equivalents at beginning of period	12,239	275,142

Cash and cash equivalents at end of period	243,026	400,478

Supplemental cash flow and non-cash flow information
Income taxes paid	—	(23,336)
Interest paid	(110)	—
Non-cash financing transaction:
Conversion of 2005 Notes for 18,570,000 of Carling Technology Limited ordinary shares	67,154	—

See accompanying notes to these unaudited condensed consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

1	BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. Disclosures have been made in the unaudited condensed consolidated financial statements where events subsequent to the year ended December 31, 2006, have occurred which have a material impact on the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheets of the Company as of December 31, 2006 and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three years ended December 31, 2006, included elsewhere.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2007, and the results of operations and cash flows for the nine months ended September 30, 2006 and 2007, have been made.

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities as well as with respect to the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount and estimated useful lives of long-lived assets, realizable values for inventories, fair value of share-based compensation and financial instruments. Actual results could differ from estimates.

2	RECENTLY ISSUED ACCOUNTING STANDARDS

FASB Interpretation No. 48 (“FIN 48”)

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position if, based on the technical merits of the position, that position is more likely than not of being sustained upon examination. The adoption of FIN 48 on January 1, 2007 had no impact on the Group’s results of operations or financial position.

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measurement of fair value, and enhances disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fair value measurements already required or permitted by other standards for fiscal years beginning after November 15, 2007 and is required to be adopted by the Group on January 1, 2008. Although management will continue to evaluate the application of SFAS No. 157, management does not currently believe the adoption of SFAS No. 157 will have a material impact on the Group’s results of operations or financial position.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

2	RECENTLY ISSUED ACCOUNTING STANDARDS (continued)

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Group on January 1, 2008, although earlier adoption is permitted. Management is currently evaluating whether to elect the fair value option, as permitted under SFAS No. 159.

3	REVISION OF FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated financial statements of the Company as of and for the nine-month periods ended September 30, 2007 and 2006 have been revised from previously issued financial statements to correct an error in the method used to calculate interest capitalization. The effect of this revision is to decrease interest expense and increase in property, plant and equipment by RMB7,285 and RMB9,613 as compared to our previously issued financial statements for the nine-month periods ended September 30, 2007 and 2006, respectively. All references in the accompanying consolidated financial statements and notes related to interest capitalization have been adjusted to reflect this revision.

4	CASH AND CASH EQUIVALENTS

As of December 31, 2006 and September 30, 2007, RMB265,586 and RMB389,554, respectively, in cash and cash equivalents was held in major financial institutions located in the PRC, and cash and cash equivalents of RMB9,314 and RMB10,875 respectively, was held in major financial institutions located in the Hong Kong Special Administrative Region. Management believes that these major financial institutions are of high credit quality.

5	INVENTORIES

Inventories by major category consist of the following:

	December 31, 2006	September 30, 2007
	RMB	RMB
Raw materials	31,158	17,561
Work in progress	971	1,588
Finished goods	6,655	8,157

Total inventories	38,784	27,306

6	PROPERTY, PLANT AND EQUIPMENT AND CAPITALED INTEREST

The Group does not have the property ownership certificates for certain of its buildings. As of December 31, 2006 and September 30, 2007, the net book value of these buildings amounted to approximately RMB40,690 and RMB45,790, respectively. The applications of the property ownership certificates is still in progress.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

6	PROPERTY, PLANT AND EQUIPMENT AND CAPITALED INTEREST (continued)

The Company capitalizes interest costs as a component of the cost of construction in progress. Interest cost incurred during the nine-month periods ended September 30, 2006 and 2007 consist of the following:

	Nine months ended September 30,
	2006	2007
	RMB	RMB
Interest cost capitalized	11,916	32,469
Interest cost charged to income	3,216	—

Total interest cost incurred	15,132	32,469

7	CONVERTIBLE NOTES

Amortization of issuance costs and discount resulting from recognition of the beneficial conversion feature was RMB628 and RMB13,497 respectively for the nine months ended September 30, 2006, and was RMB1,514 and RMB30,955 respectively for the nine months ended September 30, 2007. The remaining unamortized amounts of issuance costs and the discount resulting from recording a beneficial conversion option as of September 30, 2007 amounted to RMB5,834 and RMB117,904, respectively.

The convertible notes are secured by substantially all the Group’s assets.

8	REVENUES

The Group’s revenues by product category consist of the following:

	Nine months ended September 30,
	2006	2007
	RMB	RMB
Bio-diesel	539,611	608,921
Bio-diesel by-products:
Erucic acid	31,419	38,720
Erucic amide	21,744	34,679
Glycerine and stearic acid	37,608	38,096
Plant asphalt	9,349	10,452
Refined glycerine	4,191	5,556

Total bio-diesel by-products	104,311	127,503

Total revenues	643,922	736,424

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

9	INCOME TAX

Cayman Islands Tax

Under the current Cayman Islands tax laws, the Company is not subject to tax on income or capital gains. In addition, upon any payment or dividend by the Company, no withholding tax is imposed.

Hong Kong Tax

The Company has four subsidiaries that are holding companies of the Company’s PRC operating companies. No provision for Hong Kong Profits Tax has been made in the consolidated financial statements as the Group’s profits neither arises in nor derived from Hong Kong.

PRC Tax

For the nine months ended September 30, 2006, Sichuan Gushan was exempted from national income tax but subject to an EIT rate of 3% for local income tax. Sichuan Gushan is subject to EIT rate of 18% income tax, which comprises a 15% national income tax and a 3% local income tax for the period from January 1, 2007 to December 31, 2009. Thereafter, Sichuan Gushan’s EIT rate is 25%.

Handan Gushan is entitled to full exemption from EIT for the tax periods from August 1, 2005 to December 31, 2006 and a holiday EIT rate of 15% income tax for the tax periods from January 1, 2007 to December 31, 2009. Thereafter, Handan Gushan’s EIT rate is 25%.

Fujian Gushan is exempted from EIT for the years ended December 31, 2006 and 2007 and is entitled to a 7.5% holiday EIT rate for the tax periods from January 1, 2008 to December 31, 2010. Thereafter, Fujian Gushan’s EIT rate is 25%.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

10	EARNINGS PER SHARE

As the Company did not legally exist with outstanding share capital until the Reorganization, for the purpose of calculating basic earnings per share the number of weighted average number of ordinary shares used in calculation reflects the shares outstanding as if the Reorganization and Share Split had occurred as of January 1, 2006. As a result the ordinary shares used in calculating the weighted average number of ordinary shares includes 105,250,000 and 18,570,000 ordinary shares as if these ordinary shares were issued as of January 1 and February 23, 2006 respectively.

	Nine months ended September 30,
	2006	2007
	RMB	RMB
Numerator
Net income	284,354	250,082
Interest expense of 2005 Notes	712	—
Amortization of discount of 2006 Notes	2,111	—
Amortization of issuance cost of 2006 Notes	98	—

Numerator for diluted earnings per share	287,275	250,082

Denominator
Denominator for basic earnings per share—weighted average number of ordinary shares outstanding	120,214,835	123,820,000
2005 Notes	3,605,165	—
2006 Notes	10,485,815	13,011,943
Share Options	—	221,621

Denominator for diluted earnings per share	134,305,815	137,053,564

Basic earnings per share	2.37	2.02

Diluted earnings per share	2.14	1.82

The computation of diluted earnings per share for the nine months ended September 30, 2006 did not assume the issuance of the 1,094,656 shares, being the number of option shares after the Share Split subject to the option issued to an executive because the effect of the ordinary shares issuable upon exercise of share option was anti-dilutive.

11	SHARE BASED COMPENSATION

On July 6, 2006, the Group entered into an agreement with an executive to grant share options as a reward for services. The options entitle the executive to purchase 1,094,656 ordinary shares at an exercise price of US$1.93 (RMB15.03) per share. The options have a contractual term of 10 years. The options vest over a three-year period with 37.5%, 37.5%, and 25% of the options vesting on the first, second, and third anniversary of the date of grant of the option, respectively.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

11	SHARE BASED COMPENSATION (continued)

On September 21, 2007, in connection with the Reorganization, the Group entered into a new service agreement with an executive which replaced the former service agreement, pursuant to which the Group replaced the previously granted options with the new options to acquire 1,094,656 ordinary shares of the Company. The options will be fully vested at the earlier of 180 days after the date of the initial public offering or over a three year period commencing July 6, 2006, which is the grant date of the former options under the former service agreement. Other than the vesting conditions of the options, all other terms of the new employment agreement are the same as the former employment agreement. There was no different between the fair value of the new option and that of the old option immediately prior to the modification of vesting terms. As a result, there is no change in the share-based compensation expense to be recognize.

The Company has determined, based on the Black-Scholes option pricing model, that the estimated fair value of the options at grant date was approximately US$2.26 (RMB18.15) per share assuming (i) an expected volatility of 40% (ii) an expected dividend yield of 0% (iii) a risk free interest rate of 5.145% and (iv) an estimated value of the underlying ordinary shares of US$3.49 (RMB27.19) per share. The Company recognizes compensation cost based on the grant date fair value over the period the executive is required to provide services in exchange for the award. The amount of share-based compensation expense recognized for the options was US$1,010 (RMB8,112) for the nine months ended September 30, 2007.

The expected volatility of 40% was based on the average volatility of several listed companies in the energy sector in the PRC. Since the Company did not have a trading history at the grant date, the Company estimated the potential volatility of the ordinary shares price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares.

The estimated fair value of the underlying ordinary shares on the date of grant was determined by management considering the valuation performed by Greater China Appraisal Limited, an unrelated independent valuation firm.

The option activity during the nine months ended September 30, 2006 and 2007 consists of the following:

	Number of options	Weighted average exercise price (per share)		Weighted average remaining contractual term	Aggregate fair value of option at grant date
Balance as of January 1, 2007	1,094,656	US$	1.9367	9.5 years	RMB19,964
Granted	—		—	—	—
Forfeited	—		—	—	—
Balance as of September 30, 2007	1,094,656	US$	1.9367	8.8 years	RMB19,964
Exercisable at September 30, 2007	410,496	US$	1.9367

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

12	RELATED PARTY TRANSACTIONS

Summary of related party transactions for the periods presented consist of the following:

	Nine months ended September 30,
	2006	2007
	RMB	RMB
Sales to Shaowu Hongxing (i)	3,956	—
Repayment of advances received from shareholders (ii)	1,203	196
Proceeds from repayment of advances made to shareholder (iii)	2,178	—

	At December 31, 2006	At September 30, 2007
	RMB	RMB
Amount due to shareholders (iii)	196	—

(i) Sales to Shaowu Hongxing Yefangzhi Co. Ltd (“Shaowu Hongxing”), a company whose shareholder is also a shareholder of the Company were RMB3,956 during the nine months ended September 30, 2006. Subsequent to September 30, 2006, Shaowu Hongxing became an unrelated party of the Group because the shareholder of the Group is no longer the shareholder of Shaowu Hongxing and the amount was repaid by Shaowu Hongxing in January 2007.

(ii) As of December 31, 2005, the Group owed the shareholders RMB1,203. During the nine-months ended September 30, 2006, the Group repaid the RMB1,203 to the shareholders. As of December 31, 2006, the Group owed a shareholder RMB196. During the nine months ended September 30, 2007, the Group repaid the RMB196 to the shareholders.

(iii) As of December 31, 2005, the amount due from the shareholder was RMB1,982 which was paid by the shareholder during the nine months ended September 30, 2006. Together with the operating expenses of RMB196 paid by the shareholder on behalf of the Group, the total amount of proceeds from repayment of advances made to the shareholder amounted to RMB2,178.

13	CAPITAL COMMITMENTS

As of September 30, 2007, the Group’s capital commitments for the purchase of land use rights and machinery and equipment amounted to RMB174,691.

The Group leases certain premises and office equipment under operating leases. The term of the operating leases are negotiated for the terms of one to two years with fixed monthly rentals. As of September 30, 2007, the Group’s future minimum lease payments required under non-cancellable operating leases amounted to RMB643. All operating leases as of September 30, 2007 will be expired within one year.

As of September 30, 2007, the Group had commitments for co-operative research and developments projects with third parties amounted to RMB895 which are expected to be paid by December 31, 2007.

The Group entered into raw materials supply contracts with its suppliers, with a duration of one to three years. Pursuant to the contracts, the purchase prices are re-negotiated periodically. As of September 30, 2007, based on the annual quantity the Group agreed to purchase 191,480 tons.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

14	SUBSEQUENT EVENT

On November 9, 2007, the Company passed a written resolution of share split (“Share Split”) to resolve that every issued and unissued share of HK$0.10 each in the share capital of the Company was subdivided into 10,000 share of HK$0.00001 each (“Subdivided Shares”) such that the Company should have an authorized share capital of HK$380 divided into 38,000,000,000 Subdivided Shares and an issued share capital of HK$1.2382 divided into 123,820,000 Subdivided Shares. All references in the accompanying consolidated financial statements and notes to the number of shares, per share amounts and par value data of the Company’s and CAL’s common shares have been retroactively adjusted to reflect the Share Split for all periods presented.

On November 9, 2007, the Company approved the adoption of a share option plan (“Share Option Plan”) to grant an aggregate of a maximum of 10% of the total number of ordinary shares in issue immediately prior to our initial public offering. The exercise price of an ordinary share in respect of any particular option granted under the Share Option Plan will not be less than i) the greater of the closing price of the ordinary shares as quoted on the New York Stock Exchange on the date of grant and ii) the par value of an ordinary share. The period during which an option may be exercised will be determined by the board of directors in its discretion but must not more than 10 years after the date of grant. The Share Option Plan shall be valid and effective for a period of 10 years from November 9, 2007. No options have been granted under the Share Option Plan.

On November 30, 2007 two holders of 2006 Notes converted their notes of a total USD20 million into 10,409,555 of the Company’s ordinary shares and the remainder of USD5 million remained unconverted up to December 3, 2007. Upon conversion of such notes, RMB87.7 million in unamortized discounts resulting from the recognition of the beneficial conversion option embedded in the 2006 Notes was recognized interest expense.

15	PRO FORMA INFORMATION

The calculation of pro forma earnings per share for the nine months ended September 30, 2006 and 2007 assumes the conversion of the 2006 Notes into ordinary shares as of February 23, 2006 and 1 January 2007 respectively. The Company’s unaudited pro forma earnings per share calculation is as follows:

	Nine months ended September 30,
	2006	2007
	RMB	RMB
Numerator
Net income	284,354	250,082
Amortization of discount of 2006 Notes	2,111	—
Amortization of issuance cost of 2006 Notes	98	—
Unamortized amount of beneficial conversion option immediately recognized as interest expense upon conversion of 2006 Notes	(179,426)	(153,956)

Numerator for pro forma basic earnings per share	107,137	96,126

Denominator
Denominator for basic earnings per share—weighted average number of ordinary shares outstanding	120,214,835	123,820,000
2006 Notes	10,485,815	13,011,943

Denominator for pro forma basic earnings per share	130,700,650	136,831,943

Basic earnings per share	0.82	0.70

Through and including January 12, 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

18,000,000 American Depositary Shares

Gushan Environmental Energy Limited

Representing 36,000,000 Ordinary Shares

PROSPECTUS

Merrill Lynch & Co.

CIBC World Markets	Piper Jaffray

December 18, 2007